Computershare

82-78

RECEIVED
2004 AUG 17 A 8:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Francine Beauséjour
Relationship Manager
Stock transfer
Direct Line: (514) 982-7888 ext. 7590
Direct fax: (514) 982-7580
francine.beausejour@computershare.com

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

August 13, 2004

BY COURIER

SUPPL

Mr. A. Swerling
Assistant Director
United States Security &
Exchange Commission
Office of International
Corporate Finance Stop 3-9
450 - 5th Street, N.W.
Washington, D.C.
20549 U.S.A.

04036254

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

RE: Domtar Inc.

Dear Mr. Swerling:

We confirm that the following material was sent by prepaid mail on August 12, 2004, to all shareholders of the subject Company, registered and non-registered, whose names appear on a Supplemental Mailing List, as defined in National Instrument 54-102, as per their language preference:

1. Second Quarter 2004 Results (English or French)

Yours very truly,

Francine Beauséjour

FB/mf

Encls.

c.c. Domtar Inc.

Domtar

Domtar
A Different
Feel.



Second Quarter 2004 Results

Domtar

www.domtar.com

Highlights

- Domtar's financial results continued to be negatively impacted by the effect of a weak US dollar (a $29 million impact, including the effect of our hedging program, when compared to the second quarter of 2003).
- Price increases for pulp, paper, lumber, and linerboard were announced in the quarter:
  - Average selling prices for paper, Domtar's most important product, increased by 3% but remained near historical lows. These increases were supported by strong shipments. In fact, an allocation system was implemented for some products.
  - Average selling prices for lumber were exceptionally high and contributed significantly to the overall results.

Recent developments

- Domtar launched a new magazine and catalog paper that meets the standards of most environmental groups. Indeed, Domtar EarthChoice* is a unique, unrivaled product that is not only FSC (Forest Stewardship Council) certified, but also contains 30% recycled post-consumer fiber.

* Trademark registration is pending.

Member of Dow Jones Sustainability Indexes 04

On the cover:
Louis Fortin, Third hand, Christian Lefebvre, Labourer, Ottawa-Hull mill

---

Domtar is the third largest producer of uncoated freesheet paper in North America. It is also a leading manufacturer of business papers, commercial printing and publication papers, and technical and specialty papers. Domtar manages, according to internationally recognized standards, 22 million acres of forestland in Canada and the United States, and produces lumber and other wood products. Domtar has 11,000 employees across North America. The Company also has a 50% investment interest in Norampac Inc., the largest Canadian producer of containerboard.

Domtar Inc.

Highlights

(In millions of Canadian dollars, unless otherwise noted)

	2004	2004	2003	2003[2]	2002
	Three months ended June 30	Three months ended March 31	Three months ended June 30	Year ended December 31	Year ended December 31
	(Unaudited)	*(Unaudited)*	*(Unaudited)*	*(Unaudited)*	*(Unaudited)*
Operating results	**$**	$	$	$	$
Sales[1]	**1,346**	1,225	1,336	5,167	5,859
EBITDA[3]	**122**	58	152	516	809
Operating profit (loss)[3]	**28**	(33)	56	(92)	384
Excluding specified items[4]	**33**	(31)	55	129	447
Net earnings (loss)	**(1)**	(44)	8	(190)	141
Excluding specified items[4]	**3**	(41)	12	(6)	183
Net earnings (loss) per common share (in dollars)	**(0.01)**	(0.19)	0.03	(0.84)	0.62
Excluding specified items[4] (in dollars)	**0.01**	(0.18)	0.05	(0.04)	0.80
Cash flows provided from (used for) operating activities per common share[5] (in dollars)	**0.33**	(0.30)	0.64	1.53	2.98
Weighted average number of common shares outstanding (millions)	**228.6**	228.2	227.2	227.3	227.2
Balance sheet data					
Total assets	**5,999**			5,847	6,847
Long-term debt	**2,253**			2,054	2,444
Shareholders' equity	**2,139**			2,167	2,554
Net debt-to-total capitalization[3] (%)	**51**			48	49
Book value per common share[6] (in dollars)	**9.13**			9.34	11.02
Others					
Cash flows provided from (used for) operating activities	**76**			348	677
Free cash flow[3]	**26**			123	454
Annualized return on equity (ROE)[7] (%)	**(0.3)**			(8)	6

[1] Comparative figures have been reclassed to reflect the application of new accounting recommendations.
[2] Certain figures have been restated to reflect the application of new accounting recommendations.
[3] EBITDA, Operating profit, Net debt-to-total capitalization and Free cash flow are non-GAAP measures. Refer to the Management's Discussion and Analysis (MD&A) of the related period for further information (explanation, calculations, etc.).
[4] Measures excluding specified items are non-GAAP measures. Refer to the MD&A of the related period for further information (explanations, calculations, etc.)
[5] Cash flows provided from (used for) operating activities per common share is a non-GAAP measure which is determined by dividing Cash flows from (used for) operating activities, on the Consolidated Cash Flow, by the weighted average number of common shares outstanding (basic). This measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation. Domtar believes that this non-GAAP measure is useful for investors and other users to analyze its performance.
[6] Book value per common share is a non-GAAP measure which is determined by dividing shareholder's equity, excluding preferred shares, by the number of common shares outstanding (basic) at the end of the period. This measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation. Domtar believes that this non-GAAP measure is useful for investors and other users to analyze its performance.
[7] Annualized return on equity (ROE) is a non-GAAP measure which is calculated as net earnings, after dividend payments on preferred shares, to total average common shareholders' equity. We use this measure in assessing the returns we provide to our shareholders and, as such, feel it would be useful for investors and other users to be aware of this measure so they can better assess our performance. ROE has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

SALES
(In millions of CAN$)



1,346
1,225
1,177
1,266
1,336
1,388
1,454
1,499
1,485

EBITDA
(In millions of CAN$)



122
58
57
131
152
176
217
233
217

NET EARNINGS (LOSS) PER SHARE BASIC
(In CAN$ and excluding specified items)



Q2 0.01
Q1 (0.18)
Q4 (0.18)
Q3 0.00
Q2 0.05
Q1 0.09
Q4 0.22
Q3 0.26
Q2 0.24

NET EARNINGS (LOSS)
(In millions of CAN$ and excluding specified items)



Q2 3
Q1 (41)
Q4 (40)
Q3 0
Q2 12
Q1 22
Q4 50
Q3 60
Q2 54

2004 2003 2002


10%
Wood
12%
Packaging
15%
Paper
Merchants
63%[1]
Papers

Sylvie Desaulniers
Utility hand, Ottawa-Hull Converting Center

Percentages are based on sales for the six-month period ended June 30, 2004.

[1] Including sales through our own Paper Merchants business.

[2] Excluding sales of Domtar paper.

Management's Discussion and Analysis

Montreal, Quebec
July 30, 2004

Management's Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar's operations. Throughout this MD&A, unless otherwise specified, "Domtar", "we", "us" and "our" refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and "the Corporation" refers to Domtar Inc. and its subsidiaries. Domtar's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). This interim MD&A should be read in conjunction with Domtar's unaudited interim consolidated financial statements and notes thereto as well as with Domtar's most recent annual MD&A and audited consolidated financial statements and notes thereto[1].

In accordance with industry practice, in this MD&A, the term "ton" or the symbol "ST" refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term "tonne" or the symbol "MT" refers to a metric ton. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, and the term "dollars" and the symbols "$" and "CAN$" refer to Canadian dollars. The term "U.S. dollars" and the symbol "US$" refer to United States dollars.

Forward-looking statements

This MD&A contains statements that are forward-looking in nature. Statements preceded by the words "believe", "expect", "anticipate", "aim", "target", "plan", "intend", "continue", "estimate", "may", "will", "should" and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in Domtar's continuous disclosure filings. Therefore, Domtar's actual results may be materially different from those expressed or implied by such forward-looking statements.

Second Quarter 2004 Overview

During the second quarter of 2004, we saw a noticeable improvement in market conditions as demand improved and product pricing increased. This was in sharp contrast to the ten-year low pricing environment experienced at the end of 2003 and the beginning of 2004. Shipments for most of our paper products were strong and an allocation system was implemented for some products. This allowed us to introduce several price increases, which should be fully implemented by the third quarter of 2004. Prices also increased for pulp, lumber and linerboard. However, the negative effects of the weak U.S. dollar, softwood lumber duties on our exports to the U.S. and higher freight costs and energy costs continue to impact our results.

[1] Our 2003 Annual Report can be found on our website at *www.domtar.com*.

Our Business

Domtar's reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.

Papers

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.7 million tons, complemented by strategically located warehouses and sales offices. Over 50% of our paper production capacity is located in the United States and approximately 90% of our paper sales are made to customers in the United States. Uncoated and coated freesheet papers are used for business, commercial printing and publication and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

We sell paper primarily through a large network of owned and independent merchants that distribute our paper products from over 350 locations throughout North America. We also sell our products to a variety of customers, including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. We also purchase pulp to optimize paper production and freight costs. For the first six months of 2004, our net market pulp position (shipments less purchases) was approximately 365,000 tons.

Our Papers business is our most important segment, representing 57% of our consolidated sales in the first six months of 2004, or 63% when including sales of Domtar paper through our own Paper Merchants business.

Paper Merchants

Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by us and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Our Canadian paper merchants operate a total of eight branches in eastern Canada (three by

CATEGORY	BUSINESS PAPERS		COMMERCIAL PRINTING AND PUBLICATION PAPERS			TECHNICAL AND SPECIALTY PAPERS
TYPE	UNCOATED FREESHEET				COATED FREESHEET	UNCOATED AND COATED FREESHEET
GRADE	Copy	Premium imaging/ Technology papers	Offset Business converting	Lightweight Opaques Text, cover and writing	Lightweight Premium Regular	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables
APPLICATION	Photocopies Office documents Presentations		Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogues	Brochures Annual reports Books Magazines Catalogues	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers
CAPACITY*	As at June 30, 2004:		approximately 2.7 million tons			
	0.9 million tons 33%	0.2 million tons 7%	0.5 million tons 19%	0.4 million tons 15%	0.3 million tons 11%	0.4 million tons 15%

*The allocation of production capacity may vary from period to period in order to take advantage of market conditions. The production capacity reflects the decision we made on December 24, 2003 (announced on January 8, 2004), to close one paper machine at our Vancouver mill, resulting in the permanent curtailment of 45,000 tons of paper manufacturing capacity.

Buntin Reid in Ontario, two by JBR/La Maison du Papier in Quebec and three by The Paper House in the Atlantic Provinces), while our U.S. paper merchant (RIS Paper) services a large customer base from 20 locations, including 17 distribution centers, in the Northeast, Midwest and Mid-Atlantic regions of the United States. Our Paper Merchants business represented 21% of our consolidated sales in the first six months of 2004, or 15% when excluding sales of Domtar paper.

Wood

Our Wood business comprises the manufacturing and marketing of lumber and wood-based value-added products, as well as the management of forest resources. We operate 11 sawmills (six in Quebec and five in Ontario) and one remanufacturing facility (in Quebec), with an annual capacity of 1.1 billion board feet of lumber. We also have investments in four businesses that produce wood products. We seek to optimize 22 million acres of forestland for which we are responsible in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 10% of our consolidated sales in the first six months of 2004.

Packaging

Our Packaging business comprises our 50% ownership interest in Norampac Inc. (Norampac), a joint venture between Domtar Inc. and Cascades Inc. We do not manage the day-to-day operations of Norampac. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is a Domtar Inc. representative, while the President and CEO is a Cascades Inc. representative. Norampac's debt is non-recourse to Domtar Inc. As required by Canadian GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.

Norampac's network of 25 corrugated packaging plants, strategically located across Canada and the United States, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac's eight containerboard mills (located in Ontario, Quebec, British Columbia, New York State and northern France) for a combined annual capacity of approximately 1.6 million tons. Our Packaging business represented 12% of our consolidated sales in the first six months of 2004.

Business strategy

Our overall strategic objective is to be a world leader in the paper industry, particularly in uncoated free-sheet. We have developed our business strategies around three pillars: meeting and anticipating the ever-changing needs of ***customers***, providing our ***shareholders*** with attractive returns, and fostering a dynamic and creative environment for our ***employees*** in which shared human values and personal commitment prevail.

Our business strategies are to continue to:

- meet the needs of our customers in order to enhance customer loyalty;
- improve the productivity of our mills and the quality of our products and services;
- broaden our distribution capabilities;
- grow through acquisitions and alliances within our area of expertise;
- maintain strict financial discipline;
- support the personal growth and participation of employees; and
- maintain our good citizenship.

Through these strategies, we aim to be one of the most attractive investments in the North American basic materials sectors by providing superior returns to our shareholders.

Summary of Financial Results

Financial highlights		Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
(In millions of Canadian dollars, unless otherwise noted)					
Sales		**1,346**	1,336	**2,571**	2,724
EBITDA[1]		**122**	152	**180**	328
Operating profit (loss)[1]		**28**	56	**(5)**	134
Excluding specified items[2]		**33**	55	**2**	128
Net earnings (loss)		**(1)**	8	**(45)**	35
Excluding specified items[2]		**3**	12	**(38)**	34
Net earnings (loss) per share (in dollars):					
Basic		**(0.01)**	0.03	**(0.20)**	0.15
Basic, excluding specified items[2]		**0.01**	0.05	**(0.17)**	0.14
Diluted		**(0.01)**	0.03	**(0.20)**	0.15
Operating profit (loss), excluding specified items, per segment[2]:					
Papers		**6**	57	**(24)**	133
Paper Merchants		**5**	5	**11**	12
Wood		**6**	(20)	**(7)**	(41)
Packaging		**12**	13	**17**	24
Corporate		**4**	–	**5**	–
Total		**33**	55	**2**	128
Selling price index[3], before the impact of lumber duties (%)		**96**	95	**93**	94
Shipments to capacity ratio for papers (%)		**97**	92	**98**	91
Average exchange rates	CAN$	**1.359**	1.398	**1.339**	1.454
	US$	**0.736**	0.715	**0.747**	0.689
Dividends per share (in dollars):					
Series A preferred shares		**0.56**	0.56	**1.13**	1.13
Series B preferred shares		**0.17**	0.22	**0.37**	0.42
Common shares		**0.06**	0.06	**0.12**	0.10

	June 30, 2004	Dec. 31, 2003
Total assets	**5,999**	5,847
Total long-term debt, including current portion	**2,262**	2,059

[1] EBITDA (Earnings Before Interest (Financing expenses), Taxes and Amortization) is a non-GAAP measure and is determined by adding back amortization expense, including portions related to specified items (impairment losses and write-downs), financing expenses and income taxes to net earnings (see "EBITDA" table). Operating profit is also a non-GAAP measure that is calculated within our financial statements. We focus on EBITDA and operating profit as these measures enable us to compare our results between periods without regard to debt service or income taxes (for operating profit) and without regard to amortization (for EBITDA). As such, we believe it would be useful for investors and other users to be aware of these measures so they can better assess our performance. Our EBITDA and operating profit measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

[2] See "Specified items affecting results and non-GAAP measures".

[3] Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See "Sensitivity Analysis".

Specified items affecting results and non-GAAP measures

Our operating results include specified items that, in our view, do not typify our normal operating activities, thus affecting the comparability of our results. To measure our performance and that of our business segments from period to period without variations caused by specified items, we focus on operating profit excluding specified items, net earnings excluding specified items, net earnings per share excluding specified items and other such measures excluding specified items. We define specified items as items such as charges for: impairment of assets, facility or machine closures, changes in income tax legislation, debt restructuring, mark-to-market gains and losses on hedging contracts not considered as hedges for accounting purposes, Norampac's foreign exchange impact on its long-term debt translation and other items that, in our view, do not typify normal operating activities.

Operating profit excluding specified items, net earnings excluding specified items, net earnings per share excluding specified items and other such measures excluding specified items are non-GAAP measures. We believe that it is useful for investors and other users to be aware of the specified factors that adversely or positively affected our GAAP results, and that these non-GAAP measures provide investors and other users with a measure of performance to compare our results between periods without regard to these specified items which do not typify normal operating activities in our view. These measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

The following tables reconcile our net earnings and net earnings per share, determined in accordance with GAAP, to our net earnings excluding specified items and net earnings per share excluding specified items, and reconcile our operating profit to our operating profit excluding specified items:

Specified items

	Three months ended June 30, 2004			Three months ended June 30, 2003		
	Operating profit	Net earnings (loss)	Net earnings (loss) per share	Operating profit	Net earnings	Net earnings per share
(In millions of Canadian dollars, except per share amounts)						
As per GAAP[1]	**28**	**(1)**	**(0.01)**	56	8	0.03
Specified items:						
Refinancing expenses [(i)]	**–**	**–**		–	7	
Closure and restructuring costs [(ii)]	**–**	**–**		–	–	
Unrealized mark-to-market gains and losses [(iii)]	**5**	**3**		(1)	(1)	
Foreign exchange impact on long-term debt [(iv)]	**–**	**1**		–	(2)	
	5	**4**	**0.02**	(1)	4	0.02
Excluding specified items	**33**	**3**	**0.01**	55	12	0.05

[1] Except for operating profit which is a non-GAAP measure. See note 1, page 6.

Specified items

(In millions of Canadian dollars, except per share amounts)	Six months ended June 30, 2004 Operating profit (loss)	Net earnings (loss)	Net earnings (loss) per share	Six months ended June 30, 2003 Operating profit	Net earnings	Net earnings per share
As per GAAP[1]	**(5)**	**(45)**	**(0.20)**	134	35	0.15
Specified items:						
Refinancing expenses [(i)]	**–**	**–**		–	7	
Closure and restructuring costs [(ii)]	**8**	**6**		–	–	
Unrealized mark-to-market gains and losses [(iii)]	**(1)**	**(1)**		(6)	(4)	
Foreign exchange impact on long-term debt [(iv)]	**–**	**2**		–	(4)	
	7	**7**	**0.03**	(6)	(1)	(0.01)
Excluding specified items	**2**	**38**	**(0.17)**	128	34	0.14

[1] Except for operating profit (loss) which is a non-GAAP measure. See note 1, page 6.

(i) In the second quarter of 2003, a $10 million charge ($7 million net of income taxes) was recorded following the refinancing of substantially all of Norampac's existing credit facilities and long-term debt, except those of its joint venture. This charge was recorded in the financial statements under "Financing expenses".

(ii) In the first half of 2004, we continued the implementation of best practices in our Canadian Pulp and Paper Manufacturing Group. This restructuring plan has impacted our Cornwall, Espanola, Ottawa-Hull, Port Huron (located in the U.S.) and Windsor mills. In all, 330 positions will be affected by the plan from 2004 to 2006: 181 from severance; 129 from attrition; 14 from redeployment in other activities; and 6 currently vacant positions that will not be filled. The total severance and termination costs accrued for the three months ended March 31, 2004, representing all of the severance and termination costs related to the plan, amounted to $16 million ($11 million net of income taxes), which includes $3 million for pension curtailment costs. Further costs related to the plan expected to be incurred over 2004 to 2006, including training costs of $6 million, of which $1 million ($1 million net of income taxes) was incurred in the second quarter of 2004, outplacement costs of $1 million and pension settlements, which are not yet determinable, will be expensed as incurred.
To accomplish this plan, we will invest approximately $14 million in capital expenditures over 2004 to 2006. As at June 30, 2004, the balance of the provision was $14 million.
In addition, in the fourth quarter of 2003, we decided to permanently shut down one paper machine at our Vancouver paper mill. In the second quarter of 2004, $2 million ($1 million net of income taxes) was reversed from the provision as the costs of severance were less than originally estimated. Further costs of $1 million (nil net of income taxes) related to the dismantling of the paper machine were recorded in the second quarter or 2004. As at June 30, 2004, the balance of the provision was $1 million.
In the first quarter of 2004, we sold our St. Catharines, Ontario, paper mill, closed in September 2002, for $1 million to a third party who agreed to purchase it in its existing state. As such, the majority of the remaining provision for closure costs, amounting to $8 million ($5 million net of income taxes), was reversed, leaving a balance of $1 million that represents remaining severance and commitments and contingencies related to environmental matters.

(iii) For the three months and the six months ended June 30, 2004, we recorded mark-to-market losses of $5 million ($3 million net of income taxes) and mark-to-market gains of $1 million ($1 million net of income taxes), respectively, on commodity swap contracts not considered as hedges for accounting purposes. For the three

months and six months ended June 30, 2003, we recorded mark-to-market gains of $1 million ($1 million net of income taxes) and $6 million ($4 million net of income taxes), respectively, on certain foreign exchange contracts not considered as hedges for accounting purposes. Mark-to-market gains and losses are recorded in the financial statements under "Sales, general and administrative" expenses.

(iv) For the three months and the six months ended June 30, 2004, our results included a $2 million charge ($1 million net of income taxes) and a $3 million charge ($2 million net of income taxes), respectively, reflecting our 50% share of Norampac's foreign exchange losses on the translation of its long-term debt. For the three months and the six months ended June 30, 2003, our results included a $3 million benefit ($2 million net of income taxes) and a $5 million benefit ($4 million net of income taxes), respectively, reflecting our 50% share of Norampac's foreign exchange gains on the translation of its long-term debt. Foreign exchange gains and losses on the translation of Norampac's long-term debt are recorded in the financial statements under "Financing expenses".

Second Quarter 2004 vs Second Quarter 2003 Overview

Sales of $1.3 billion

Sales in the second quarter of 2004 totaled $1,346 million, an increase of $10 million over sales of $1,336 million in the second quarter of 2003. This increase was mainly attributable to higher shipments for the majority of our products. In addition, our businesses experienced higher selling prices, on average, in the second quarter of 2004 compared to the same period last year as significant increases in the selling prices of lumber and higher selling prices for pulp and packaging products were partially offset by decreases in the selling prices of paper. Partially mitigating the increase in sales was the effect of a 3% decline in the quarter-over-quarter average value of the U.S. dollar when compared to the Canadian dollar (approximate $45 million impact, including the effect of our hedging program).

Overall, our U.S. dollar denominated average transaction prices for the second quarter of 2004 were at 96% of trend[1] prices, an increase from the corresponding quarter of 2003 where our transaction prices were at 95% of trend prices. Within Canada, however, the decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.

Operating profit of $28 million

Cost of sales increased by $41 million or 4% in the second quarter of 2004 compared to the second quarter of 2003. This increase is in line with the increase in sales generated, mainly reflecting higher shipments for the majority of our products. Higher freight costs, a $10 million increase in duties on our softwood lumber exports to the U.S., higher purchased fiber costs and higher energy costs further increased our cost of sales. These factors were partially offset by the positive impact of a weaker U.S. dollar on our U.S. dollar denominated operating expenses.

Selling, general and administrative (SG&A) expenses decreased by $1 million or 1% in the second quarter of 2004 compared to the second quarter of 2003. When excluding specified items, SG&A decreased by $7 million or 9% in the second quarter of 2004 compared to the second quarter of 2003. This decrease was primarily attributable to the positive impact of a weaker U.S. dollar on our U.S. dollar denominated costs and higher royalty revenues.

Operating profit in the second quarter of 2004 amounted to $28 million compared to $56 million in the second quarter of 2003. When excluding specified items, operating profit amounted to $33 million, a decrease of $22 million from an operating profit of $55 million when excluding specified items in the second quarter of 2003. This decrease was largely due to the $29 million negative impact of the weaker U.S. dollar, including the effect of our hedging program. Higher freight costs, higher duties on our softwood lumber exports to the U.S., higher purchased fiber costs and higher energy costs further contributed to the

[1] Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See "Sensitivity Analysis".

decrease in operating profit. These factors were partially offset by higher shipments for the majority of our products and higher overall selling prices.

As a result of the above-mentioned factors, EBITDA for the second quarter of 2004 amounted to $122 million compared to $152 million in the second quarter of 2003.

EBITDA	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
(In millions of Canadian dollars)				
Net earnings (loss)	**(1)**	8	**(45)**	35
Income tax expense (recovery)	**(11)**	1	**(38)**	12
Financing expenses	**41**	48	**80**	89
Amortization of deferred gain	**(1)**	(1)	**(2)**	(2)
Amortization	**94**	96	**185**	194
EBITDA	**122**	152	**180**	328

Net loss of $1 million

Net loss in the second quarter of 2004 amounted to $1 million ($0.01 per common share) compared to net earnings of $8 million ($0.03 per common share) in the second quarter of 2003. When excluding specified items, net earnings totaled $3 million ($0.01 per common share) in the second quarter of 2004, down $9 million compared to $12 million ($0.05 per common share) in the second quarter of 2003. This deterioration in net earnings was attributable to the factors mentioned above, partially offset by an income tax recovery and lower financing expenses.

Six Months Ended June 30, 2004 vs Six Months Ended June 30, 2003

Sales for the six months ended June 30, 2004 totaled $2,571 million, down $153 million or 6% from sales of $2,724 million over the same period of 2003. This decrease was mainly due to the negative impact of a weaker U.S. dollar when compared to the Canadian dollar (approximate $190 million impact, including the effect of our hedging program). In addition, lower selling prices for papers also contributed to the decrease in sales but were partially mitigated by a significant increase in lumber selling prices and higher pulp selling prices. Overall, our U.S. dollar denominated average transaction prices for the first six months of 2004 were at 93% of trend prices, a decrease from the corresponding period of 2003 where our transaction prices were at 94% of trend prices. In addition, within Canada, the decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices. However, higher shipments for all of our products partially offset the decrease in sales.

Cost of sales decreased by $3 million or by less than 1% in the first six months of 2004 compared to the corresponding period of 2003. The positive impact of a weaker U.S. dollar on our U.S. dollar denominated operating expenses was almost entirely mitigated by the effect of higher shipments for the majority of our products, an increase in duties on our softwood lumber exports to the U.S., as well as an increase in purchased fibre and freight costs.

SG&A expenses decreased by $10 million or 6% in the first half of 2004 compared to the same period of 2003. When excluding specified items, SG&A expenses decreased by $15 million or 9% in the first half of 2004 compared to the same period of 2003. This decrease primarily reflects the impact of a weaker U.S. dollar on our U.S. dollar denominated costs as well as higher royalty revenues.

Operating loss for the six months ended June 30, 2004 totaled $5 million compared to an operating profit of $134 million for the six months ended June 30, 2003. When excluding specified items, operating profit for the first half of 2004 amounted to $2 million, down $126 million from an operating profit of $128 million when excluding specified items over the same period in 2003. This decrease

is largely attributable to the negative impact of a weaker U.S. dollar ($108 million impact, including the effect of our hedging program), lower selling prices, a $14 million increase in duties on our softwood lumber exports to the U.S., as well as higher purchased fibre costs and freight costs. These factors were partially offset by an overall increase in shipments for all of our products.

Net loss for the six-month period ended June 30, 2004 totaled $45 million ($0.20 per common share) compared to net earnings of $35 million ($0.15 per common share) for the same period of 2003. When excluding specified items, net loss for the first half of 2004 amounted to $38 million ($0.17 per common share) compared to net earnings of $34 million ($0.14 per common share) when excluding specified items for the same period of 2003. This $72 million decrease in net earnings is largely attributable to the same factors mentioned above, partially offset by an income tax recovery and lower financing expenses.

Papers

Selected information		Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
(In millions of Canadian dollars, unless otherwise noted)					
Sales		**761**	799	**1,471**	1,631
EBITDA		**78**	135	**109**	294
Operating profit (loss)		**5**	58	**(33)**	139
Operating profit (loss), excluding specified items		**6**	57	**(24)**	133
Shipments:					
Paper (in thousands of ST)		**659**	634	**1,322**	1,261
Pulp (in thousands of ADST)		**199**	189	**409**	396
Paper shipments product offering (%):					
Copy and offset grades		**53**	54	**54**	53
Uncoated commercial printing & publication and premium imaging grades		**21**	20	**21**	21
Coated commercial printing & publication grades		**11**	12	**10**	12
Technical & specialty grades		**15**	14	**15**	14
Total		**100**	100	**100**	100
Benchmark nominal prices[1]:					
Copy 20 lb sheet	(US$/ton)	**783**	787	**753**	790
Offset 50 lb rolls	(US$/ton)	**652**	653	**620**	663
Coated publication, no. 3, 60 lb rolls	(US$/ton)	**772**	815	**774**	813
Pulp NBSK – US market	(US$/ADMT)	**660**	580	**630**	544
Pulp NBHK – Japan market[2]	(US$/ADMT)	**520**	504	**494**	468
Selling price index[3] – Papers segment (%)		**91**	95	**89**	94

[1] *Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.*
[2] Based on Pulp & Paper Week's Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.
[3] Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized trend pricing as at November 30, 2003. See "Sensitivity Analysis".

Sales and operating profit

Sales in our Papers business amounted to $761 million in the second quarter of 2004, a decrease of $38 million or 5% in comparison to the second quarter of 2003. This decrease was primarily due to the unfavorable impact of a weaker U.S. dollar and lower selling prices for paper. Mitigating this decrease were overall higher shipments for both pulp and paper and increases in the selling prices of softwood and hardwood pulp. For the six-month

period ended June 30, 2004, sales of pulp and paper decreased by $160 million compared to the six-month period ended June 30, 2003 for the same reasons as noted above.

Operating profit in our Papers business totaled $5 million in the second quarter of 2004 (or $6 million when excluding specified items) compared to an operating profit of $58 million in the second quarter of 2003 (or $57 million when excluding specified items). This $51 million decrease in operating profit stems primarily from lower selling prices for our papers, the negative impact of a weaker U.S. dollar, higher freight costs, higher purchased fibre costs and higher energy costs. These factors were partially offset by higher shipments for pulp and paper, higher selling prices for pulp and lower amortization expense. For the first six months of 2004, operating loss amounted to $33 million (or $24 million when excluding specified items) compared to an operating profit of $139 million in the same period of 2003 (or $133 million when excluding specified items). This decrease of $157 million was mainly attributable to lower selling prices for our papers, the negative impact of a weaker U.S. dollar, higher freight costs and higher purchased fiber costs. Partially offsetting this decrease in operating profit were higher shipments of pulp and paper, higher pulp selling prices and lower amortization expense.

Pricing environment

In our Papers business, our average transaction prices, denominated in U.S. dollars, decreased in the second quarter of 2004 compared to the second quarter of 2003. Within Canada, the decline of the U.S. dollar further negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices. On a year-to-date basis, our average U.S. dollar denominated transaction prices also decreased in 2004 compared to 2003.

Our average transaction prices for 20 lb copy sheets (business papers) and 50 lb offset rolls (uncoated commercial printing & publication papers), which represented approximately 45% of our paper sales in the second quarter of 2004, were lower on average by US$22/ton in the second quarter of 2004 compared to the second quarter of 2003. On a year-to-date basis, our average transaction prices for copy and offset were lower on average by US$52/ton in 2004 compared to 2003. However, during the first quarter of 2004, price increases of US$60/ton were announced for both copy and offset grades effective March 1, 2004. Subsequent price increases for offset rolls of US$40/ton and US$50/ton for copy papers were announced effective May 1, 2004. As at June 30, 2004, the price increases announced for offset rolls, which are on allocation, have been fully implemented. As at June 30, 2004, the price increases announced for copy papers have not been fully realized due to normal delays in implementation. A further price increase of US$40/ton was announced for a number of uncoated commercial printing grades effective with all new orders as of June 7, 2004.

Our Northern Bleached Softwood Kraft (NBSK) and our Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices increased by US$50/tonne and US$10/tonne, respectively, in the second quarter of 2004 compared to the second quarter of 2003. On a year-to-date basis, our average transaction prices for NBSK and NBHK pulp were higher by US$61/tonne and US$8/tonne, respectively, in 2004 compared to 2003. During the first quarter of 2004, two successive US$20/tonne price increases for softwood pulp were implemented, the first, effective February 1, 2004 and the second, effective March 1, 2004. During the second quarter of 2004, a further US$30/tonne price increase for both softwood and hardwood pulp was partially implemented, effective April 1, 2004. In addition, we announced a further price increase of US$30/tonne on softwood pulp, effective June 1, 2004.

Operations

Our paper shipments increased by 25,000 tons in the second quarter of 2004 compared to the second quarter of 2003 due to stronger demand. Our paper shipments to capacity ratio stood at 97% for the second quarter of 2004 compared to 92% in the second quarter of 2003.

In November 2003, employees at our Vancouver paper mill went on strike after rejecting our offer for the renewal of their collective agreement. In January 2004, the strike was resolved and a new five-year labor agreement was signed with the Communications, Energy and Paperworkers Union of Canada members. The mill resumed operations in early-February 2004.

Certain collective agreements for the Cornwall, Ottawa-Hull, Espanola and Lebel-sur-Quevillon mills are due for renewal in the third quarter of 2004.

Restructuring plan

In January 2004, we proceeded with our plan to reorganize production activities at our Vancouver paper mill to better meet customer demands and increase the mill's profitability. Accordingly, we shut down one of the mill's two paper machines and restructured the activities of the other to optimize manufacturing of our Domtar Luna coated paper. This process resulted in the permanent curtailment of 45,000 tons of paper manufacturing capacity and the termination of 85 employees. These steps are expected to increase product quality and availability, expand our market share of coated papers, improve the mill's efficiency and better respond to Asian competition.

In the first six months of 2004, we continued the implementation of best practices at the remaining operations within our Canadian Pulp and Paper Manufacturing Group with the objective of ensuring that the mills within this Group are profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar and paper prices are at cycle-low levels.

This restructuring plan will impact our Cornwall, Espanola, Ottawa-Hull, Port Huron (located in the United States) and Windsor mills. In all, 330 positions will be affected over the course of 2004 to 2006. In order to accomplish this plan, we will invest approximately $14 million in capital expenditures from 2004 to 2006. Once fully implemented, these initiatives, in conjunction with the reorganization of the operations at our Vancouver paper mill, are expected to generate annual savings of approximately $50 million.

In addition, capital investments, such as the roll out of an Enterprise Resource Planning (ERP) system and the implementation of a new paper shipment logistics and transportation management system, are expected to further reduce costs and enhance our competitiveness. We anticipate that these initiatives will further mitigate the impact of rising costs, particularly in the areas of energy and fiber, the latter being affected by the Canada-U.S. softwood lumber dispute.

Paper Merchants

Selected information

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
(In millions of Canadian dollars)				
Sales	**268**	265	**531**	565
EBITDA	**5**	5	**12**	13
Operating profit	**5**	5	**11**	12

Sales and operating profit

Our Paper Merchants business generated sales of $268 million in the second quarter of 2004, an increase of $3 million or 1% in comparison to the second quarter of 2003. This increase was due to increased paper shipments, partially offset by the negative impact of a weaker U.S. dollar and lower pricing levels in the second quarter of 2004 compared to the second quarter of 2003. For the six-month period ended June 30, 2004, sales amounted to $531 million, a decrease of $34 million or 6% in comparison to the corresponding period of 2003. This decrease is attributable to the negative impact of a weaker U.S. dollar and lower paper selling prices, partially offset by higher shipments.

Operating profit in the second quarter of 2004 totaled $5 million compared to $5 million in the second quarter of 2003 (reflecting an operating margin of 1.9% for both periods). Higher overall shipments were offset by lower pricing levels due in part to the weakness of the U.S. currency on Canadian merchant shipments and an increased proportion of lower priced direct mill shipments. Operating profit totaled $11 million in the first six months of 2004 compared to $12 million (reflecting an operating margin of 2.1% for both periods) in the same period of 2003. This decrease in operating profit is due to the negative impact of a weaker U.S. dollar in the first half of 2004 when compared to the first half of 2003.

Wood

Selected information

(In millions of Canadian dollars, unless otherwise noted)		Three months ended June 30 2004	2003	Six months ended June 30 2004	2003
Sales		**156**	110	**264**	210
EBITDA		**18**	(10)	**16**	(21)
Operating profit (loss)		**6**	(20)	**(7)**	(41)
Shipments (in millions of FBM)		**267**	259	**495**	486
Shipments product offering (%):					
Random lengths		**42**	43	**39**	43
Studs		**34**	34	**35**	35
Value-added		**20**	18	**21**	17
Industrial		**4**	5	**5**	5
Total		**100**	100	**100**	100
Benchmark nominal prices[1]:					
Lumber G.L. 2 x 4 x 8 stud	(US$/MFBM)	**434**	318	**402**	316
Lumber G.L. 2 x 4 R/L no. 1 & no. 2	(US$/MFBM)	**495**	306	**464**	306
Selling price index[2] – Wood segment, before the impact of lumber duties (%)		**131**	91	**120**	90
Lumber duties (cash deposits)		**21**	11	**33**	19

[1] Source: Random Lengths. As such, these prices do not necessarily reflect our transaction prices.
[2] Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See "Sensitivity Analysis".

Sales and operating profit

Sales for our Wood business amounted to $156 million in the second quarter of 2004, an increase of $46 million compared to the second quarter of 2003. This increase in sales is largely due to a significant increase in the selling price of lumber and an increase in shipments, partially offset by the negative impact of a weaker U.S. dollar. For the six-month period ended June 30, 2004, sales for our Wood business amounted to $264 million, an increase of $54 million compared to the corresponding period of 2003. This increase is largely due to the same factors explained above.

Operating profit in the second quarter of 2004 amounted to $6 million compared to an operating loss of $20 million in the second quarter of 2003. This $26 million increase in operating profit is attributable to significantly higher selling prices for lumber, partially offset by the negative impact of a weaker U.S. dollar and higher duties on our softwood lumber exports to the U.S. For the six-month period ended June 30, 2004, operating loss for our Wood business amounted to $7 million, an improvement in profitability of $34 million compared to the corresponding period of 2003. This increase is attributable to the same factors impacting the quarter-over-quarter variation in operating profit.

Cash deposits of $21 million were made on our softwood lumber exports to the United States during the second quarter of 2004 compared to $11 million in the corresponding period of 2003. Since May 22, 2002, cash deposits of $109 million for countervailing and antidumping duties have been made and expensed by Domtar (at a stable rate of 27.22%).

Pricing environment

Our transaction prices for Great Lakes 2x4 studs and random lengths increased by US$122/MFBM and US$195/MFBM, respectively, in the second quarter of 2004 compared to the second quarter of 2003. Our Canadian dollar denominated prices rose by a lesser amount, given that these are derived from U.S. dollar denominated prices. On a year-to-date basis, our average transaction prices for Great Lakes 2X4 studs and random lengths increased by US$89/MFBM and US$161/MFBM, respectively, in 2004 compared to 2003.

Operations

During the first half of 2003, our operations were negatively impacted by temporary mill closures. Our Ste-Marie sawmill was closed in 2002 due to the Canada-U.S. softwood lumber dispute and only reopened at the end of May 2003 and our Grand-Remous sawmill ceased operations in 2002 due to a dispute between the Barriere Lake First Nation and the governments of Quebec and Canada and only reopened at the end of April 2003. The sale of the Sault Ste. Marie hardwood lumber facility in March 2003 and the Daveluyville remanufacturing facility in April 2003 also impacted our operations negatively in the second quarter of 2003. Furthermore, extended holiday shutdowns at several mills in order to avoid inventory buildups in a declining product-pricing environment further negatively impacted our operations during the first half of 2003.

Throughout the first quarter of 2004, our operations were also negatively impacted by temporary mill closures. Production at our White River sawmill was halted in mid-2003 due to difficult market conditions and overcapacity within the North American market, as well as the Canada-U.S. softwood lumber dispute and only reopened in late February 2004. In addition, labor disruptions at a transportation supplier, as well as particularly cold weather affected our productivity.

In the first quarter of 2004, we announced a reduction in the operations of our Chapleau sawmill to one shift, effective April 30, 2004, due to a substantial reduction in fiber supply availability. This decision is expected to impact approximately 64 employees for an undetermined period of time.

During the first quarter of 2004, we formed a 50-50 joint venture with Gogama Forest Products Ltd. that created a fully integrated sawmill, kiln and planer operation in Northern Ontario that produces approximately 60 million board feet per year of lumber previously dried and dressed at our Sault Ste. Marie planer facility.

We continued to pursue sawmill modernization projects aimed at improving profitability in our Wood business. On a year-to-date basis, the Matagami, Ste-Marie, Timmins and Malartic sawmills achieved productivity improvement gains in 2004 in comparison to the corresponding period of 2003. We will continue to examine opportunities to further improve the profitability of the Wood business through additional cost reductions and strategic alternatives.

Packaging

Selected information

(In millions of Canadian dollars, unless otherwise noted)		Three months ended June 30 2004	2003	Six months ended June 30 2004	2003
Sales		**161**	162	**305**	318
EBITDA		**16**	21	**35**	40
Operating profit		**8**	13	**19**	24
Operating profit, excluding specified items		**12**	13	**17**	24
Shipments[1]:					
Containerboard (in thousands of ST)		**80**	77	**157**	160
Corrugated containers (in millions of square feet)		**1,699**	1,737	**3,329**	3,287
Benchmark nominal prices[2]:					
Unbleached kraft linerboard, 42 lb East	(US$/ton)	**462**	425	**437**	427
Selling price index[3] – Packaging segment		**97**	95	**94**	93

[1] Represents 50% of Norampac's trade shipments.
[2] Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.
[3] Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See "Sensitivity Analysis".

Sales and operating profit

Our 50% share of Norampac's sales amounted to $161 million in the second quarter of 2004, a decrease of $1 million or less than 1% over the second quarter of 2003. This stability in sales is mainly attributable to the negative impact of a weaker U.S. dollar on selling prices and lower shipments of corrugated containers being almost fully offset by higher shipments for containerboard. For the six-month period ended June 30, 2004, our 50% share of Norampac's sales totaled $305 million, a decrease of $13 million or 4% compared to the same period last year. This decrease is mainly attributable to the negative impact of a weaker U.S. dollar on selling prices and lower containerboard shipments, being partially offset by higher shipments of corrugated containers due to shipments of recent acquisitions.

Our 50% share of Norampac's operating profit amounted to $8 million in the second quarter of 2004 (or $12 million when excluding specified items), a decrease of $1 million when compared to $13 million operating profit in the corresponding quarter of 2003. This decrease is mainly attributable to the same factors impacting sales, as well as to higher freight and energy costs, partially offset by lower purchased fiber costs. For the six-month period ended June 30, 2004, our proportionate share of Norampac's operating profit totaled $19 million (or $17 million when excluding specified items) compared to $24 million in the same period last year. This $7 million or 29% decrease in operating profit on a year-to-date basis is mainly attributable to the same factors impacting year-to-date sales, as well as to higher freight costs. Partially mitigating this decrease were lower purchased fiber and energy costs.

Pricing environment

In the second quarter of 2004, higher U.S. dollar selling prices for both containerboard and corrugated containers were negatively impacted by a weaker U.S. dollar resulting in lower average reported Canadian selling prices for both containerboard and corrugated containers compared to the same period last year. On a year-to-date basis, average reported Canadian selling prices were lower due to the same factors explained above.

During the first quarter of 2004, a US$50/ton price increase for containerboard became effective February 23, 2004. A second price increase of US$50/ton announced in the second quarter of 2004, effective July 1, 2004, is being implemented.

During the first quarter of 2004, an 8.5% price increase for corrugated boxes became effective March 23, 2004. A second price increase of 10% was announced in the second quarter of 2004, effective July 19, 2004.

Operations

During the second quarter of 2004, Norampac's North American containerboard mill capacity utilization rate, excluding the Burnaby paper mill currently on strike, was approximately 94%, up from 91% in the second quarter of 2003.

In addition, Norampac's North American integration level, the percentage of containerboard produced by Norampac that is consumed by its own box plants, increased to 65% in the second quarter of 2004, up from 63% in the second quarter of 2003.

Financing Expenses and Income Taxes

Financing expenses

In the second quarter of 2004, financing expenses amounted to $41 million compared to $48 million in the second quarter of 2003. When excluding specified items, financing expenses totaled $39 million in the second quarter of 2004 compared to $41 million in the second quarter of 2003. This $2 million decrease in financing expenses is due to lower interest rates in Canada and the impact of a lower U.S. dollar on our U.S. dollar interest expense, partially offset by higher debt levels. For the six-month period ended June 30, 2004, financing expenses amounted to $80 million (or $77 million when excluding specified items) compared to $89 million in the corresponding period of 2003 (or $84 million when excluding specified items). This decrease is largely due to the same factors mentioned above.

Income taxes

Our income tax recovery in the second quarter of 2004 was $11 million, compared to an income tax expense of $1 million in the second quarter of 2003. For the six-month period ended June 30, 2004, our income tax recovery totaled $38 million, compared to an income tax expense of $12 million in the corresponding period of 2003. The variations in the income tax expense/recovery in these periods result from a combination of factors, including a tax recovery adjustment of $4 million in the second quarter of 2004 following the reassessment of prior years by tax authorities, the relative effect of permanent differences in minimal profit/loss situations, the mix and level of earnings between our different tax jurisdictions, and differences in tax rates applicable to our foreign subsidiaries.

Balance Sheet

Our total consolidated assets were $5,999 million as at June 30, 2004 compared to $5,847 million as at December 31, 2003. Receivables amounted to $298 million as at June 30, 2004, an increase of $101 million when compared to $197 million as at December 31, 2003. This increase mainly reflects higher sales in the month of June 2004 compared to the month of December 2003 due to demand and seasonality, as well as the positive impact of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. dollar denominated receivables. Total inventories as at June 30, 2004 were $665 million, a decrease of $5 million when compared to $670 million as at December 31, 2003. This decrease mainly reflects higher shipments when compared to production and inventory reduction programs, partially offset by the positive impact of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. dollar denominated inventories. Property, plant and equipment as at June 30, 2004 totaled $4,524 million compared to $4,532 million as at December 31, 2003. This $8 million decrease in property, plant and equipment was mainly due to a lower level of capital expenditures compared to amortization expense, partially offset by the effect of a stronger U.S. dollar, based on month-end exchange rate, on our U.S. mill assets. Other assets stood at $228 million as at June 30, 2004 compared to $212 million as at December 31, 2003. This $16 million increase was mainly due to higher funding of our pension assets as compared to pension expense, as well as to Norampac's mark-to-market unrealized gain on commodity swap contracts (long-term receivable) in the six-month period ended June 30, 2004.

Trade and other payables were $648 million as at June 30, 2004, relatively stable when compared to $652 million as at December 31, 2003. This stability in trade and other payables is explained by higher

pension and environmental accruals, which were transferred from other long-term liabilities as they became current, as well as the negative impact of a stronger U.S. dollar on our U.S. dollar denominated payables, based on month-end exchange rates, offset by lower employee related and capital projects accruals due to timing of payments and other timing issues. Long-term debt (including the portion due within one year) was $2,262 million as at June 30, 2004, an increase of $203 million compared to $2,059 million as at December 31, 2003, mainly attributable to an increase in our borrowings under our revolving credit facility. The negative impact of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. dollar denominated debt further explains this increase in our long-term debt. Accumulated foreign currency translation adjustments were negative $113 million as at June 30, 2004 compared to negative $145 million as at December 31, 2003. This variation mainly reflected the net impact of a stronger U.S. dollar on the net assets of our self-sustaining U.S. subsidiaries, or $80 million, net of the impact of a stronger U.S. dollar on the long-term debt designated as a hedge of the above-mentioned net assets, or $58 million, and its corresponding income tax effect of $10 million.

Liquidity and Capital Resources

Selected information	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
(In millions of Canadian dollars, unless otherwise noted)				
Cash flows provided from operating activities before changes in working capital and other items	**83**	112	**100**	245
Changes in working capital and other items	**(7)**	33	**(93)**	(124)
Cash flows provided from operating activities	**76**	145	**7**	121
Net additions to property, plant and equipment	**(50)**	(43)	**(91)**	(84)
Free cash flow[1]	**26**	102	**(84)**	37
			June 30, 2004	Dec. 31, 2003
Net debt-to-total capitalization ratio[2] (%)			**51**	48

[1] Free cash flow is a non-GAAP measure that we define as the amount by which cash flows provided from operating activities, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP. We use free cash flow in evaluating our ability and that of our business segments to service our debt and pay dividends to our shareholders and, as such, believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our free cash flow measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

[2] Net debt-to-total capitalization ratio is a non-GAAP measure (see "Net debt-to-total capitalization ratio" table). We track this ratio on a regular basis in order to assess our debt position. We therefore believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Net debt-to-total capitalization ratio has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Our principal cash requirements are for working capital, capital expenditures, principal and interest payments on our debt and dividend payments. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the issuance of debt and/or equity. The availability and cost of debt financing is dependent, among other things, upon our credit ratings.

Operating activities

Cash flows provided from operating activities in the second quarter of 2004 amounted to $76 million compared to $145 million in the second quarter of 2003. This $69 million decrease in cash flows provided from operating activities is primarily due to increased requirements for working capital in the second quarter of 2004 compared to the second quarter of 2003 due to trade and other payables fluctuations, inventory fluctuations and income and other taxes payable fluctuations. A reduction in EBITDA generated in the second quarter of 2004 compared to the second quarter of 2003, explained previously, also contributed to the decrease in cash flows provided from operating activities. On a year-to-date basis, cash flows provided from operating activities totaled $7 million in 2004 compared to $121 million in 2003. This decrease mainly reflects the significant decrease in EBITDA explained previously. The first half of the year is also typically impacted by seasonally high requirements for working capital. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of fiber, energy and raw materials, and other expenses such as properly taxes.

In the first quarter of 2004, we terminated, prior to maturity, interest rate swap contracts, which were initially designated as a hedge of the fair value of the 5.375% notes due November 2013, for net cash proceeds of $20 million (US$15 million). The gain of $17 million, recorded under "Other liabilities and deferred credits", will be amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.

We sell a portion of our Canadian and American receivables through securitization programs. We use securitization of our receivables as an alternative to traditional financing by reducing our working capital requirements. As at June 30, 2004, the value of securitized receivables amounted to $256 million compared to $227 million as at December 31, 2003.

We expect to continue to sell receivables on an ongoing basis, given the attractive discount rates. Should we decide to discontinue these programs, our working capital and our bank debt requirements would increase. Such sales of receivables are contingent upon the Corporation retaining specified credit ratings. The loss of such ratings would, absent appropriate waivers, increase our working capital and our bank debt requirements.

Investing activities

Cash flows used for investing activities in the second quarter of 2004 totaled $58 million, compared to $53 million in the second quarter of 2003, and $99 million, compared to $94 million on a year-to-date basis. Increases in net additions to property, plant and equipment were partially offset by decreases in cash flows used for Norampac's business acquisitions for both of these comparative periods. We intend to limit our annual capital expenditures to well below 75% of amortization, or $290 million in 2004, including approximately $120 million for capital expenditures relating to the long-term sustainability of our equipment.

We generated free cash flow of $26 million in the second quarter of 2004 compared to $102 million in the second quarter of 2003. For the six-month period ended June 30, 2004, free cash flow amounted to negative $84 million compared to positive $37 million in the same period of last year. These decreases in free cash flow are attributable to reduced operating cash flow.

Financing activities

Cash flow used for financing activities amounted to $11 million in the second quarter of 2004 compared to $106 million in the second quarter of 2003. The decrease in cash flows used for financing activities is attributable to lower repayments made on our long-term debt and revolving credit facility on a quarter-over-quarter basis, net of Norampac's refinancing activities in the second quarter of 2003. For the six-month period ended June 30, 2004, cash flows provided from financing activities amounted to $122 million compared to cash flows used for financing activities of $26 million in the corresponding period of 2003 and is attributable to the same factors explained above.

Net debt-to-total capitalization ratio	As at June 30, 2004	As at Dec. 31, 2003
(In millions of Canadian dollars, unless otherwise noted)		
Bank indebtedness	**26**	19
Long-term debt (including portion due within one year)	**2,262**	2,059
Cash and cash equivalents	**(77)**	(48)
Net debt	**2,211**	2,030
Shareholders' equity	**2,139**	2,167
Total capitalization	**4,350**	4,197
Net debt-to-total capitalization ratio (%)	**51**	48

As at June 30, 2004, our net debt-to-total capitalization ratio stood at 51% compared to 48% as at December 31, 2003. Net indebtedness, including $203 million representing our 50% share of the net indebtedness of Norampac, was $2,211 million as at June 30, 2004. This compares to $2,030 million as at December 31, 2003, including $180 million for our 50% share of the net indebtedness of Norampac. The $181 million increase in net indebtedness was largely due to increased borrowings under our revolving credit facilities and the negative impact of a stronger U.S. dollar, based on month-end exchange rates, on our U.S. dollar denominated debt.

As at June 30, 2004, the balance of the US$1 billion bank term loan initially entered into to finance our 2001 acquisition of four U.S. mills was US$74 million ($99 million) compared to US$76 million ($99 million) as at December 31, 2003. The term loan bears interest based on the U.S. dollar LIBOR rate or the U.S. prime rate, plus a margin that varies with Domtar's credit rating.

As at June 30, 2004, of the US$500 million revolving credit facility, US$116 million ($155 million) was drawn, US$8 million ($11 million) of letters of credit were outstanding and US$17 million ($23 million) was drawn in the form of overdraft and included in "Bank indebtedness", resulting in US$359 million ($481 million) of availability under this facility. No provision was recorded relating to outstanding letters of credit as we use these letters to guarantee our own obligations to third parties. As at December 31, 2003, US$23 million ($30 million) was drawn, US$8 million ($10 million) of letters of credit were outstanding and US$5 million ($7 million) was drawn in the form of overdraft and included in "Bank indebtedness". Borrowings under this revolving credit facility bear interest at a rate based on the Canadian dollar bankers' acceptance or the U.S. dollar LIBOR rate or the prime rate, plus a margin that varies with Domtar's credit rating. This bank facility also requires commitment fees in accordance with standard banking practices.

Our borrowing agreements contain restrictive covenants. In particular, our unsecured bank credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. In addition, the indentures related to the 10% and 10.85% debentures limit the amount of dividends that we may pay, the amount of shares that we may repurchase for cancellation and the amount of new long-term debt we may incur.

In the second quarter of 2004, common shares amounting to $6 million ($13 million on a year-to-date basis) were issued pursuant to our stock option and share purchase plans versus $2 million for the second quarter of 2003 ($6 million on a year-to-date basis). We did not purchase for cancellation any of our common shares in either of the six-month periods ended June 30, 2004 or June 30, 2003.

As at July 30, 2004, we had 229,960,341 common shares, 69,576 Series A Preferred Shares and 1,530,000 Series B Preferred Shares, which were issued and outstanding.

As at July 30, 2004, we had 5,498,834 common shares purchase options issued and outstanding under the Executive stock option and Share purchase plan.

Off Balance Sheet Arrangements

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitizations. The description of these arrangements and their impact on our results of operations and financial position for the year ended December 31, 2003 can be found on page 56 of our 2003 Annual Report[1] and have not changed materially since December 31, 2003.

Guarantees

Domtar has provided certain guarantees with regards to its pension plans, its E.B. Eddy acquisition in 1998, the sales of its businesses and real estate, its debt agreements and its leases. The description of these guarantees and their impact on our results of operations and financial position for the year ended December 31, 2003 can be found on pages 56 and 57 of our 2003 Annual Report[1] and have not changed materially since December 31, 2003.

Contractual Obligations and Commercial Commitments

In the normal course of business, we enter into certain contractual obligations and commercial commitments, such as debentures and notes, operating leases, letters of credit and others. The summary of our obligations and commitments as at December 31, 2003 can be found on page 57 of our 2003 Annual Report[1] and has not materially changed since December 31, 2003.

For the foreseeable future, we expect cash flows from operations and from our various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

[1] Our 2003 Annual Report can be found on our website at *www.domtar.com*.

Selected Quarterly Financial Information

Selected quarterly financial information for the ten most recently completed quarters ending June 30, 2004 is disclosed below:

Selected quarterly					2002					2003		**2004**
financial information	1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year	1st	2nd
(In millions of Canadian dollars, unless otherwise noted)												
Sales	1,421	1,485	1,499	1,454	5,859	1,388	1,336	1,266	1,177	5,167	1,225	**1,346**
EBITDA	142	217	233	217	809	176	152	131	57	516	58	**122**
Operating profit (loss)	32	118	136	98	384	78	56	36	(262)	(92)	(33)	**28**
Excluding specified items	77	118	136	116	447	73	55	31	(30)	129	(31)	**33**
Net earnings (loss)	(11)	55	59	38	141	27	8	3	(228)	(190)	(44)	**(1)**
Excluding specified items	19	54	60	50	183	22	12	–	(40)	(6)	(41)	**3**
Net earnings (loss) per share (in dollars):												
Basic	(0.05)	0.24	0.26	0.17	0.62	0.12	0.03	0.01	(1.00)	(0.84)	(0.19)	**(0.01)**
Basic, excluding specified items	0.08	0.24	0.26	0.22	0.80	0.09	0.05	–	(0.18)	(0.04)	(0.18)	**0.01**
Diluted	(0.05)	0.24	0.26	0.17	0.61	0.12	0.03	0.01	(1.00)	(0.84)	(0.19)	**(0.01)**
Selling price index (%)	90	92	93	92	92	93	95	91	90	92	89	**96**
Shipments to capacity ratio for papers (%)	94	93	98	94	95	91	92	92	88	91	98	**97**
Average exchange rates												
CAN$	1.594	1.554	1.563	1.569	1.570	1.510	1.398	1.380	1.316	1.401	1.318	**1.359**
US$	0.627	0.644	0.640	0.637	0.637	0.662	0.715	0.725	0.760	0.714	0.759	**0.736**

Sales and operating profit have experienced a steady decline since the beginning of 2003 through the first quarter of 2004. This is mainly in line with the steady weakening of the U.S. dollar and continued low selling prices, as evidenced by our selling price index. In addition, low shipments further impacted our results. Our quality and profitability improvement programs initiated in 2002 contributed to the positive results in that year, but were hampered by difficult market conditions in 2003. These programs, when excluding the impact of lower volumes, did enable us to more than offset the impact of inflation on salaries and benefits. We plan to strengthen these programs so as to reduce our costs further.

The first half of 2004 is showing the first signs of recovery in terms of demand as our shipments to capacity ratio for papers climbed to 97% from an 88% low in the fourth quarter of 2003. Our results in the first quarter of 2004 remained in-line with our performance in the fourth quarter of 2003. This was mainly attributable to higher shipments and sustained efforts to reduce costs being offset by lower selling prices. However, the second quarter of 2004 is showing a marked improvement over our first quarter of 2004. This is due to higher selling prices for all of our products as price increases announced are being implemented in the market. This is evidenced by our selling price index, which reached 96% in the second quarter of 2004 compared to 89% in the first quarter of 2004.

In addition, in light of the continued weakness in the U.S. dollar and the low pricing environment, we continued the restructuring of our Canadian Pulp and Paper Manufacturing Group's operations to ensure that they are profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar and paper prices are at cycle-low levels. We anticipate that this initiative, in conjunction with the Vancouver

reorganization, will generate approximately $50 million once fully implemented. This initiative is an important contribution to our efforts to improve our profitability by $200 million in order to reach our goal of providing shareholders with a 15% return on equity over a business cycle. The remaining $150 million is expected to be achieved in 2004 and 2005, arising from our quality and profitability improvement programs, including the benefits resulting from the roll out of an ERP system, the implementation of a new paper shipment logistics and transportation management system and Kaïzen continuous improvement workshops.

Typically, second and third quarters are seasonally stronger in terms of results, as demand normally picks up during the spring and summer months.

Accounting Changes

Generally Accepted Accounting Principles and financial statement presentation

On January 1, 2004, we adopted the new Canadian Institute of Chartered Accountants' (CICA) Handbook Section 1100 "Generally Accepted Accounting Principles" recommendations and 1400 "General Standards of Financial Statement Presentation" recommendations. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (GAAP) and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP.

In accordance with the transitional provisions of the new accounting recommendations, we reclassified delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States from "Sales" to "Cost of sales". For the three months and six months ended June 30, 2004, delivery costs amounted to $99 million and $184 million, respectively (2003 – $85 million and $169 million, respectively) and countervailing and antidumping duties amounted to $21 million and $33 million, respectively (2003 – $11 million and $19 million, respectively).

The adoption of these recommendations has no other significant impact on the unaudited interim consolidated financial statements.

Hedging relationships

On January 1, 2004, we adopted the new CICA Accounting Guideline 13 (AcG-13) "Hedging Relationships". This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. As of January 1, 2004, we have in place all necessary hedge documentation to apply hedge accounting for interest rate swaps, forward foreign exchange contracts, foreign currency options and bunker oil swaps.

For the pulp swaps, as well as the old corrugated containers, the unbleached kraft linerboard and the semi-chemical medium paper swaps, we do not meet the criteria for hedge effectiveness. As a result, we have to account for these contracts at their fair value. The fair value of these contracts is re-evaluated each quarter and a gain or loss is recorded in the Consolidated earnings. Notwithstanding the fact that these commodity swap contracts do not meet the criteria of AcG-13, we believe, from an operational and cash flow point of view, that these contracts are effective in managing our risk. For the three months and six months ended June 30, 2004, a loss of $5 million and a gain of $1 million, respectively, were included in "Selling, general and administrative" expenses, representing the loss or gain on the mark-to-market of the commodity swaps.

Asset retirement obligations

On January 1, 2004, we adopted retroactively with restatement of prior periods the new CICA Handbook Section 3110 "Asset Retirement Obligations", which requires entities to record a liability at fair value when there is a legal obligation associated to the retirement of an asset in the period

in which is incurred a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. Section 3110 is analogous to U.S. GAAP SFAS 143 "Accounting for Asset Retirement Obligations", which was adopted for U.S. GAAP purposes on January 1, 2003. Asset retirement obligations in connection with the adoption of Section 3110 were primarily linked to landfill capping obligations, asbestos removal obligations on equipment and demolition of certain abandoned buildings. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the three months and six months ended June 30, 2004, the adoption of Section 3110 has increased our net loss by $0.6 million and $1.2 million, respectively (2003 – nil and nil, respectively). As at June 30, 2004, the adoption of Section 3110 has also decreased the opening retained earnings by $4 million (2003 – nil), decreased assets by $0.8 million (December 31, 2003 – $8.4 million) and increased liabilities by $0.4 million (December 31, 2003 – decreased liabilities by $4.4 million).

Employee future benefits

On January 1, 2004, the CICA amended CICA Handbook Section 3461 "Employee Future Benefits". Section 3461 required additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. As at June 30, 2004, we adopted the amendments of Section 3461 and provided additional interim period disclosures of the defined benefit pension plans and other employee future benefit plans in Note 10 to the unaudited interim consolidated financial statements.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, and income taxes based upon currently available information. Actual results could differ from those estimates.

These critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on our results of operations and financial position for the year ended December 31, 2003 as well as the effect of changes to these estimates can be found on pages 63 to 68 of our 2003 Annual Report[1] and have not materially changed since December 31, 2003.

[1] Our 2003 Annual Report can be found on our website at *www.domtar.com*.

Risks and Uncertainties

Product prices

Our financial performance is sensitive to the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins resulting in substantial declines in profitability and sometimes, net losses. See "Sensitivity Analysis".

Operational risks

The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers and distributors, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy and other raw material prices as a result of changing economic or political conditions or due to particular supply and demand considerations.

Foreign exchange

Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. The prices for many of our products, including those we sell in Canada, are generally driven by U.S. prices of similar products. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability as was the case in 2003 and in the first half of 2004. Our U.S. dollar sales, net of U.S. dollar purchases for our operating activities, represent approximately US$1 billion annually. This amount is reduced by interest on our U.S. dollar denominated debt (approximately $0.1 billion annually). Exchange rate fluctuations are beyond our control and the U.S. dollar may continue to depreciate against the Canadian dollar in the future, which would result in lower revenues and margins.

Environment

We are subject to American and Canadian environmental laws and regulations for effluent and air emissions, harvesting, sylviculture activities, waste management and groundwater quality, among others. These laws and regulations require us to obtain and comply with authorization requirements of the appropriate governmental authorities who exercise considerable discretion for authorization issuances and their timing. Failure to comply with applicable environmental laws, regulations and permit requirements may result in fines, penalties or enforcement actions by the authorities, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and negatively impact our financial results and financial condition. Changes to environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our financial results and financial condition.

We continue to take remedial action under our Care and Control program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties.

We had a provision of $62 million for environmental matters as at June 30, 2004. While we believe that we have determined the costs for environmental matters likely to be incurred, based on known information, our ongoing efforts to identify potential environmental concerns that may be associated with our former and present operations may lead to future environmental investigations. These efforts may result in the determination of additional environmental costs and liabilities, which cannot be reasonably estimated at this time.

In addition, the pulp and paper industry in the United States is subject to Cluster Rules that further regulate effluent and air emissions. We comply with all present regulations.

Lumber export duties

The United States Department of Commerce announced that it had imposed cash deposit requirements on the Canadian softwood lumber industry with a final aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. Since May 22, 2002, based on a final decision by the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged both the countervailing and antidumping rates with the World Trade Organization and the North American Free Trade Agreement.

We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or any new arrangements between the United States and Canada.

Legal proceedings

In the normal course of our operations, we become involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims, and labor issues. While the final outcome with respect to actions outstanding or pending as at June 30, 2004 cannot be predicted with certainty, it is our belief that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

In April 2003, the Canadian Competition Bureau (the "Bureau") began an investigation of Canada's major distributors of carbonless paper and other fine paper products, including our Paper Merchants in Canada. In March 2004, the Bureau expanded its investigation to include dealings between the Corporation and Xerox Canada Limited. Although the investigation is continuing, we are not able to predict the outcome of this investigation or the impact, if any, it may have on us.

Sensitivity Analysis

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

	Approximate annual impact on[1, 2]		
	Operating profit	Net earnings	Earnings per share
(In millions of Canadian dollars, except per share amounts)			
Each US$10/unit change in the selling price of the following products[3]:			
Papers			
Copy and offset grades	19	13	0.05
Uncoated commercial printing & publication and premium imaging grades	8	5	0.02
Coated commercial printing & publication grades	5	3	0.01
Technical & specialty grades	5	3	0.02
Pulp – net position	9	6	0.03
Wood			
Lumber	13	8	0.04
Packaging			
Containerboard	4	3	0.01
Foreign exchange (CAN$0.01 change in relative value to the U.S. dollar before hedging)			
Impact of US$ pricing on export sales, net of US$ purchases, excluding Norampac	10[5]	6	0.03
Interest rate			
1% change in interest rates on our floating rate debt (excluding Norampac)	N/A	5	0.02
Energy[4]			
Natural gas: US$0.25/MMBtu change in price before hedging	6	4	0.02
Crude oil: US$1/barrel change in price before hedging	3	2	0.01

1 Based on budgeted exchange rate of 1.333.
2 Based on a marginal tax rate of 35%.
3 Based on budgeted 2004 capacity (in tons, tonnes or MFBM).
4 Based on budgeted 2004 consumption levels. The allocation between energy sources may vary during the year in order to take advantage of market conditions.
5 In addition, significant fluctuations in the value of the U.S. currency will also have an impact on our product pricing in Canada over time given that Canadian pricing is derived from U.S. dollar denominated prices.

Note that Domtar may, from time to time, hedge part of its foreign exchange, net pulp, containerboard, interest rate and energy positions.

Benchmark nominal prices[1]	1995	1996	1997	1998	1999	2000	2001	2002	2003	Q2 2003	**Q2 2004**	Trend[2]
Papers												
Copy 20 lb sheets (US$/ton)	1,123	848	769	780	778	877	815	776	768	787	**783**	824
Offset 50 lb rolls (US$/ton)	983	736	756	666	659	757	719	692	628	653	**652**	735
Coated publication, no. 3, 60 lb rolls (US$/ton)	1,200	943	941	909	851	948	853	767	804	815	**772**	931
Pulp NBSK (US$/ADMT)	874	586	588	544	541	685	558	491	553	580	**660**	596
Wood												
Lumber 2x4x8 (US$/MFBM)	335	403	383	376	390	316	345	334	327	318	**434**	342
Packaging												
Unbleached kraft linerboard, 42 lb East (US$/ton)	511	371	336	373	400	468	445	427	421	425	**462**	421
Selling price index[3] before acquisition of four US mills	120%	100%	99%	94%	93%	102%						
Selling price index[3] before impact of lumber duties							97%	92%	92%	95%	**96%**	100%
Average exchange rates												
CAN$	1.372	1.364	1.385	1.484	1.486	1.485	1.549	1.570	1.401	1.398	**1.359**	
US$	0.729	0.733	0.722	0.674	0.673	0.673	0.646	0.637	0.714	0.715	**0.736**	

1 Source: Pulp & Paper Week and Random Lengths.
2 Source: Consensus of analysts of normalized pricing as at November 30, 2003.
3 Selling price index is derived using transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing.

Outlook

During the second quarter of 2004, we finally felt the benefits of improved economic conditions in North America. This translated into much stronger demand and better pricing for most of our products. During the third quarter of 2004, we should benefit from the full implementation of the paper price increases announced in the second quarter. On the other hand, we do not believe that the high pricing experienced for lumber during the second quarter of 2004 is sustainable. In addition to potentially benefiting from the overall improvement in market conditions, we will continue to focus on implementing our quality and profitability improvement programs, notably to ensure that all of our Canadian pulp and paper operations are profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar.

Certifications

We have complied with the *Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings"* issued by the Canadian Securities Administrators and have filed form 52-109FT2 "Certification of Interim Filings during Transition Period" with the appropriate securities regulators in Canada. These certificates can be found on the SEDAR website.

Additional information, including our Annual Information Form, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Consolidated earnings

(In millions of Canadian dollars, unless otherwise noted)	Three months ended June 30 2004	2004	2003	Six months ended June 30 2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$ (Note 3)	**$**	$	US$ (Note 3)	**$**	$
Sales (Note 2)	1,004	**1,346**	1,336	1,918	**2,571**	2,724
Operating expenses						
Cost of sales (Note 2)	855	**1,146**	1,105	1,668	**2,236**	2,239
Selling, general and administrative (Note 2)	58	**78**	79	110	**147**	157
Amortization	70	**94**	96	138	**185**	194
Closure and restructuring costs (Note 5)	–	**–**	–	6	**8**	–
	983	**1,318**	1,280	1,922	**2,576**	2,590
Operating profit (loss)	21	**28**	56	(4)	**(5)**	134
Financing expenses (Note 6)	31	**41**	48	59	**80**	89
Amortization of deferred gain	(1)	**(1)**	(1)	(1)	**(2)**	(2)
Earnings (loss) before income taxes	(9)	**(12)**	9	(62)	**(83)**	47
Income tax expense (recovery)	(8)	**(11)**	1	(28)	**(38)**	12
Net earnings (loss)	(1)	**(1)**	8	(34)	**(45)**	35
Per common share (in dollars) (Note 7)						
Net earnings (loss)						
Basic	(0.01)	**(0.01)**	0.03	(0.15)	**(0.20)**	0.15
Diluted	(0.01)	**(0.01)**	0.03	(0.15)	**(0.20)**	0.15
Weighted average number of common shares outstanding (millions)						
Basic	228.6	**228.6**	227.2	228.4	**228.4**	227.0
Diluted	228.6	**228.6**	229.0	228.4	**228.4**	228.9

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheets

(In millions of Canadian dollars, unless otherwise noted)	June 30 2004 (Unaudited) US$ (Note 3)	June 30 2004 (Unaudited) $	Dec. 31 2003 (Unaudited) $ Restated (Note 2)
Assets			
Current assets			
Cash and cash equivalents	57	77	48
Receivables	222	298	197
Inventories	496	665	670
Prepaid expenses	22	29	22
Income and other taxes receivable	28	37	29
Future income taxes	45	60	60
	870	1,166	1,026
Property, plant and equipment	3,375	4,524	4,532
Goodwill	60	81	77
Other assets	170	228	212
	4,475	5,999	5,847
Liabilities and shareholders' equity			
Current liabilities			
Bank indebtedness	19	26	19
Trade and other payables	483	648	652
Income and other taxes payable	28	37	28
Long-term debt due within one year	7	9	5
	537	720	704
Long-term debt	1,681	2,253	2,054
Future income taxes	388	521	562
Other liabilities and deferred credits	273	366	360
Shareholders' equity			
Preferred shares	30	40	42
Common shares	1,320	1,769	1,756
Contributed surplus	6	8	6
Retained earnings	324	435	508
Accumulated foreign currency translation adjustments (Note 9)	(84)	(113)	(145)
	1,596	2,139	2,167
	4,475	5,999	5,847

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flows	Three months ended June 30 2004	2004	2003	Six months ended June 30 2004	2004	2003
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$ (Note 3)	**$**	$	US$ (Note 3)	**$**	$
Operating activities						
Net earnings (loss)	(1)	**(1)**	8	(34)	**(45)**	35
Non-cash items:						
Amortization	70	**94**	96	138	**185**	194
Future income taxes	(9)	**(13)**	–	(32)	**(43)**	6
Amortization of deferred gain	(1)	**(1)**	(1)	(1)	**(2)**	(2)
Closure and restructuring costs (Note 5)	–	**–**	–	6	**8**	–
Refinancing costs (Note 6)	–	**–**	10	–	**–**	10
Other	3	**4**	(1)	(2)	**(3)**	2
	62	**83**	112	75	**100**	245
Changes in working capital and other items						
Receivables	(1)	**(2)**	(6)	(74)	**(99)**	(50)
Inventories	24	**32**	36	10	**14**	(4)
Prepaid expenses	4	**5**	5	(7)	**(9)**	(4)
Trade and other payables	(35)	**(46)**	(13)	(20)	**(26)**	(66)
Income and other taxes	(2)	**(3)**	9	4	**6**	8
Early settlement of interest rate swaps (Note 8)	–	**–**	–	15	**20**	–
Other	8	**11**	5	4	**5**	(2)
Payments of closure costs, net of proceed on disposition	(3)	**(4)**	(3)	(2)	**(4)**	(6)
	(5)	**(7)**	33	(70)	**(93)**	(124)
Cash flows provided from operating activities	57	**76**	145	5	**7**	121
Investing activities						
Net additions to property, plant and equipment	(37)	**(50)**	(43)	(68)	**(91)**	(84)
Business acquisitions (Note 4)	(6)	**(8)**	(10)	(6)	**(8)**	(10)
Cash flows used for investing activities	(43)	**(58)**	(53)	(74)	**(99)**	(94)
Financing activities						
Dividend payments	(11)	**(14)**	(8)	(21)	**(28)**	(17)
Change in bank indebtedness	3	**4**	(5)	6	**8**	2
Change in revolving bank credit, net of expenses	(12)	**(16)**	(63)	92	**124**	33
Issuance of long-term debt, net of expenses	7	**10**	169	8	**11**	169
Repayment of long-term debt	–	**–**	(194)	(3)	**(4)**	(211)
Premium on redemption of long-term debt (Note 6)	–	**–**	(7)	–	**–**	(7)
Common shares issued, net of expenses	5	**6**	2	10	**13**	6
Redemptions of preferred shares	(1)	**(1)**	–	(1)	**(2)**	(1)
Cash flows provided from (used for) financing activities	(9)	**(11)**	(106)	91	**122**	(26)
Net increase (decrease) in cash and cash equivalents	5	**7**	(14)	22	**30**	1
Translation adjustments related to cash and cash equivalents	(1)	**(1)**	(1)	(1)	**(1)**	(4)
Cash and cash equivalents at beginning of period	53	**71**	50	36	**48**	38
Cash and cash equivalents at end of period	57	**77**	35	57	**77**	35

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated retained earnings	Three months ended June 30 2004	2004	2003	Six months ended June 30 2004	2004	2003
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$ (Note 3)	**$**	$	US$ (Note 3)	**$**	$
Retained earnings at beginning of period – as reported	336	**451**	771	382	**512**	753
Cumulative effect of changes in accounting policies (Note 2)	–	**–**	–	(3)	**(4)**	–
Retained earnings at beginning of period – as restated	336	**451**	771	379	**508**	753
Net earnings (loss)	(1)	**(1)**	8	(34)	**(45)**	35
Dividends on common shares	(10)	**(14)**	(13)	(20)	**(27)**	(22)
Dividends on preferred shares	(1)	**(1)**	(1)	(1)	**(1)**	(1)
Retained earnings at end of period	324	**435**	765	324	**435**	765

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Three months and six months ended June 30, 2004 (In millions of Canadian dollars, unless otherwise noted)

Note 1. Basis of presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.'s (Domtar) financial position as at June 30, 2004 and December 31, 2003, as well as its results of operations and its cash flows for the three months and six months ended June 30, 2004 and 2003.

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar's annual consolidated financial statements.

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in Note 2.

Note 2. Accounting changes

Generally Accepted Accounting Principles and financial statement presentation

On January 1, 2004, Domtar adopted the new Canadian Institute of Chartered Accountants' (CICA) Handbook Section 1100 "Generally Accepted Accounting Principles" recommendations and 1400 "General Standards of Financial Statement Presentation" recommendations. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (GAAP) and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP.

In accordance with the transitional provisions of the new accounting recommendations, Domtar reclassified delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States from "Sales" to "Cost of sales". For the three months and six months ended June 30, 2004, delivery costs amounted to $99 million and $184 million, respectively (2003 – $85 million and $169 million, respectively) and countervailing and antidumping duties amounted to $21 million and $33 million, respectively (2003 – $11 million and $19 million, respectively).

The adoption of these recommendations has no other significant impact on the unaudited interim consolidated financial statements.

Note 2. Accounting changes (continued)

Hedging relationships

On January 1, 2004, Domtar adopted the new CICA Accounting Guideline 13 (AcG-13) "Hedging Relationships". This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. As of January 1, 2004, Domtar has in place all necessary hedge documentation to apply hedge accounting for interest rate swaps, forward foreign exchange contracts, foreign currency options and bunker oil swaps.

For the pulp swaps as well as the old corrugated containers, the unbleached kraft linerboard and the semi-chemical medium paper swaps, Domtar does not meet the criteria for hedge effectiveness. As a result, Domtar has to account for these contracts at their fair value. The fair value of these contracts is re-evaluated each quarter and a gain or loss is recorded in the Consolidated earnings. Notwithstanding the fact that these commodity swap contracts do not meet the criteria under AcG-13, Domtar believes, from an operational and cash flow point of view, that these contracts are effective in managing its risk. For the three months and six months ended June 30, 2004, a loss of $5 million and a gain of $1 million, respectively, are included in "Selling, general and administrative" representing the loss or gain on the marked to market of the commodity swaps.

Asset retirement obligations

On January 1, 2004, Domtar adopted retroactively with restatement of prior periods the new CICA Handbook Section 3110 "Asset Retirement Obligations", which requires entities to record a liability, at fair value, in the period in which is incurred a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. Section 3110 is analogous to U.S. GAAP SFAS 143 "Accounting for Asset Retirement Obligations", which was adopted for U.S. GAAP purposes on January 1, 2003. Asset retirement obligations in connection with the adoption of Section 3110 were primarily linked to landfill capping obligations, asbestos removal obligations on equipment and demolition of certain abandoned buildings. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the three months and six months ended June 30, 2004, the adoption of Section 3110 has increased the net loss by $0.6 million and $1.2 million, respectively (2003 – nil and nil, respectively). As at June 30, 2004, the adoption of Section 3110 has also decreased the opening retained earnings by $4 million (2003 – nil), decreased assets by $0.8 million (December 31, 2003 – $8.4 million) and increased liabilities by $0.4 million (December 31, 2003 – decreased liabilities by $4.4 million).

Employee future benefits

On January 1, 2004, the CICA amended CICA Handbook Section 3461 "Employee Future Benefits". Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. As at June 30, 2004, Domtar adopted the amendments of Section 3461 and provided additional interim period disclosures of the defined benefit pension plans and other employee future benefit plans in Note 10.

Note 3. United States dollar amounts

The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2004 unaudited interim consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the June 2004 month-end rate of CAN$1.00 = US$0.7460. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

Note 4. Business acquisitions

On April 2, 2004, Norampac (a 50-50 joint venture with Cascades Inc.) acquired the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut. The Corporation's proportionate share of the consideration is approximately $8 million (US$6 million) excluding fees related to the transaction.

On April 14, 2003, Norampac acquired the assets of Georgia-Pacific's corrugated products converting plant located in Schenectady, New York. The aggregate purchase price, subject to certain adjustments, is approximately $31 million (US$21 million) (the Corporation's proportionate share being $15 million (US$11 million)) and is comprised of $20 million (US$14 million) in cash and all of the operating assets of Norampac's Dallas Forth-Worth, Texas plant valued at approximately $11 million (US$7 million).

Note 5. Closure and restructuring costs

Closure costs

On March 31, 2004, Domtar sold the St. Catharines, Ontario, paper mill, which was closed in September 2002, for $1 million to a third party who agreed to purchase it in its existing state. As such, the majority of the remaining closure cost provision was reversed, leaving a balance of $1 million that represents remaining severance and commitments and contingencies related to environmental matters.

Workforce reduction and restructuring costs

In March 2004, Domtar's management committed to a workforce reduction and restructuring plan in the Canadian Pulp and Paper Manufacturing Group. The plan affects Domtar's Cornwall, Espanola, Ottawa-Hull, Port Huron and Windsor mills. In all, 330 positions will be affected by this plan over 2004 to 2006: 181 from severance; 129 from attrition; 14 from redeployment to other activities; and 6 currently vacant positions that will not be filled. The total severance and termination benefit costs accrued for the six months ended June 30, 2004, representing all of the severance and termination costs related to the plan, amounted to $16 million (which included $3 million for pension curtailment costs). Further costs related to the plan expected to be incurred over 2004 to 2006 include training costs of $6 million, $1 million of which was incurred in the second quarter of 2004, outplacement costs of $1 million and pension settlements, which are not yet determinable, will be expensed as incurred. To accomplish this plan, Domtar will invest approximately $14 million in capital expenditures over 2004 to 2006. As at June 30, 2004, the balance of the provision was $14 million.

In December 2003, Domtar's management decided to permanently shut down one paper machine at its Vancouver, British Columbia paper mill. In the second quarter of 2004, $2 million was reversed from the provision, as the costs of severance were less than originally estimated. Further costs of $1 million related to the dismantling of the paper machine were recorded in the second quarter of 2004. As at June 30, 2004, the balance of the provision was $1 million.

Note 5. Closure and restructuring costs (continued)

The following table provides a reconciliation of all closure cost provisions for the six months ended June 30, 2004:

	Restructuring costs Canadian Pulp and Paper Manufacturing Group*	Closure costs St. Catharines	Total
	$	$	$
Balance at beginning of period	5	8	**13**
Severance payments	(4)	–	**(4)**
Reversal of provision	(2)	(8)	**(10)**
Proceed on disposition	–	1	**1**
Additions			
Labour costs	16	–	**16**
Balance at end of period	**15**	**1**	**16**

* The balance at the beginning of the year represents the provision related to the permanent shut down of one paper machine at the Vancouver, British Columbia, paper mill recorded in December 2003.

Note 6. Refinancing of long-term debt in 2003

On May 28, 2003, Norampac completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint venture. In the second quarter of 2003, an amount of $10 million representing the Corporation's proportionate share of Norampac's debt refinancing costs was recorded under "Financing expenses".

Note 7.
Earnings (loss) per share

The following table provides the reconciliation between basic and diluted earnings (loss) per share.

	Three months ended June 30			Six months ended June 30		
	2004	**2004**	2003	2004	**2004**	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$ (Note 3)	**$**	$	US$ (Note 3)	**$**	$
Net earnings (loss)	(1)	**(1)**	8	(34)	**(45)**	35
Dividend requirements of preferred shares	1	**1**	1	1	**1**	1
Net earnings (loss) applicable to common shares	(2)	**(2)**	7	(35)	**(46)**	34
Weighted average number of common shares outstanding (millions)	228.6	**228.6**	227.2	228.4	**228.4**	227.0
Effect of dilutive stock options (millions)	–	**–**	1.8	–	**–**	1.9
Weighted average number of diluted common shares outstanding (millions)	228.6	**228.6**	229.0	228.4	**228.4**	228.9
Basic earnings (loss) per share (in dollars)	(0.01)	**(0.01)**	0.03	(0.15)	**(0.20)**	0.15
Diluted earnings (loss) per share (in dollars)	(0.01)	**(0.01)**	0.03	(0.15)	**(0.20)**	0.15

Note 8.
Interest rate risks

In the first quarter of 2004, the Corporation terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $20 million (US$15 million). The gain of $17 million recorded under "Other liabilities and deferred credits" is being amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.

Note 9. Accumulated foreign currency translation adjustments

	Six months ended June 30 2004	Six months ended June 30 **2004**	Twelve months ended Dec. 31 2003
	(Unaudited)	(Unaudited)	(Unaudited)
	US$ (Note 3)	**$**	$
Balance at beginning of period	(108)	**(145)**	2
Effect of changes in exchange rates during the period:			
On the net investment in self-sustaining foreign subsidiaries	60	**80**	(391)
On certain long-term debt denominated in foreign currencies designated as a hedge of the net investment in self-sustaining foreign subsidiaries	(43)	**(58)**	282
Future income taxes thereon	7	**10**	(38)
Balance at end of period	(84)	**(113)**	(145)

Note 10. Defined benefit plans and other employee future benefit plans

	Three months ended June 30			Six months ended June 30		
	2004	**2004**	2003	2004	**2004**	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$ (Note 3)	**$**	$	US$ (Note 3)	**$**	$
Net periodic benefit cost for defined benefit plans	10	**13**	8	16	**22**	14
Net periodic benefit cost for other employee future benefit plans	2	**3**	4	4	**6**	7

Note 11.
Segmented disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar's reportable segments:

- **Papers** – represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.
- **Paper Merchants** – involves the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.
- **Wood** – comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.
- **Packaging** – comprises the Corporation's 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

Note 11. Segmented disclosures (continued)

Segmented data	Three months ended June 30 2004	Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2004	Six months ended June 30 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$ (Note 3)	**$**	$	US$ (Note 3)	**$**	$
Sales						
Papers	624	**836**	871	1,212	**1,624**	1,788
Paper Merchants	200	**268**	265	396	**531**	565
Wood	142	**191**	144	249	**334**	271
Packaging	122	**163**	164	230	**309**	322
Total for reportable segments	1,088	**1,458**	1,444	2,087	**2,798**	2,946
Intersegment sales – Papers	(56)	**(75)**	(72)	(114)	**(153)**	(157)
Intersegment sales – Wood	(27)	**(35)**	(34)	(52)	**(70)**	(61)
Intersegment sales – Packaging	(1)	**(2)**	(2)	(3)	**(4)**	(4)
Consolidated sales	1,004	**1,346**	1,336	1,918	**2,571**	2,724
Operating profit (loss)						
Papers [a] [b]	4	**5**	58	(25)	**(33)**	139
Paper Merchants	4	**5**	5	8	**11**	12
Wood	4	**6**	(20)	(5)	**(7)**	(41)
Packaging [c]	6	**8**	13	14	**19**	24
Total for reportable segments	18	**24**	56	(8)	**(10)**	134
Corporate	3	**4**	–	4	**5**	–
Consolidated operating profit (loss)	21	**28**	56	(4)	**(5)**	134

[a] The operating loss for the six months ended June 30, 2004 reflects a reversal of the closure cost provision relating to the sale of the St. Catharines, Ontario, paper mill in the amount of $8 million and reflects a $16 million provision for workforce reduction and restructuring costs of the Canadian Pulp and Paper Manufacturing Group.

[b] The operating profit (loss) for the three months and six months ended June 30, 2004 includes a loss of $1 million and $1 million, respectively, representing the loss on the marked to market of the pulp swaps.

[c] The operating profit (loss) for the three months and six months ended June 30, 2004 includes a loss of $4 million and a gain of $2 million, respectively, representing the Corporation's proportionate share of Norampac's loss or gain on the marked to market of the old corrugated containers, the unbleached kraft linerboard and the semi-chemical medium paper swaps.

Note 12. Comparative figures

To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.


Got Mother Nature on your mind?
archi tech

So do we.

New Domtar EarthChoice with an impressive 30% post-consumer content, and Domtar Schooner®, the first paper of its kind to receive Forest Stewardship Council certification, are certified all the way from the forest floor to "out-the-door". Once again we've "out-greened" the competition, just by giving nature what it needs, and people what they want. Because paper would be boring without people.

Domtar.
A Different
Feel.

Domtar

FOR FURTHER INFORMATION

INVESTOR RELATIONS

Daniel Buron
Senior Vice-President and
Chief Financial Officer
Tel.: (514) 848-5234

Jean-Sébastien Vanbrugghe
Manager, Corporate Finance
Tel.: (514) 848-5469
Fax: (514) 848-5638
E-mail: ir@domtar.com

HEAD OFFICE

395 de Maisonneuve Blvd. West
Montreal, Qc, Canada H3A 1L6
Tel.: (514) 848-5400
www.domtar.com

COMMUNICATIONS

Tel.: (514) 848-5213
Fax: (514) 848-6878

BROKERAGE FIRMS THAT FOLLOW DOMTAR:

BMO Nesbitt Burns
CIBC World Markets
D.A. Davidson & Company
Desjardins Securities
Deutsche Bank Securities
Equity Research Associates
Goldman Sachs & Company
J.P. Morgan Securities
Merrill Lynch & Company
National Bank Financial
Raymond James
RBC Capital Markets
Salman Partners
Scotia Capital
Smith Barney Citigroup
TD Newcrest
UBS

RELATIVE PERFORMANCE – DTC INDEX: 1998 = 1



DTC
S&P/TSX Materials Index
2.0
1.5
1.0
0.5
98
99
00
01
02
03
04

DOMTAR STOCK PRICE



$
High
Close
Low
25
20
15
10
5
98
99
00
01
02
03
04

FSC SW-COC-681 and SW-COC-1000

Covers printed on FSC-certified Domtar Cornwall® C1C 10 pt.; pages 1 to 40 printed on FSC-certified Domtar EarthChoice®, 60 lb. At least 17.5% of the fiber used in the manufacturing process of FSC-certified Domtar Cornwall® and FSC-certified Domtar EarthChoice® papers come from well-managed forests, independently certified by Smartwood according to the rules of the Forest Stewardship Council. FSC-certified Domtar Cornwall® also contains 10% recycled post-consumer waste paper, and FSC-certified Domtar EarthChoice® contains 30% recycled post-consumer waste paper. FSC Suppliers SW-COC-681 and SW-COC-1000. This document was printed by Transcontinental Litho Acme, Montreal, SW-COC-952.

Printed in Canada

Design: www.nolin.ca

Domtar

Domtar, une touche différente.



Résultats du deuxième trimestre 2004

Domtar

Faits saillants

— Les résultats financiers de Domtar ont continué d'être touchés par l'effet négatif de l'affaiblissement du dollar US (un impact de 29 millions de dollars, incluant l'incidence de notre programme de couverture, par rapport au deuxième trimestre de 2003).

— Des augmentations de prix pour la pâte, le papier, le bois d'œuvre et le papier couverture ont été annoncées au cours du trimestre.

- La moyenne des prix de vente pour le papier, le plus important produit de Domtar, a augmenté de 3 % mais elle est demeurée près des bas historiques. Ces augmentations ont été soutenues par des expéditions élevées. De fait, un système de répartition a dû être mis en place pour certains produits.
- La moyenne des prix de vente pour le bois d'œuvre a été exceptionnellement élevée et a contribué de façon importante aux résultats consolidés.

Développements récents

— Domtar a lancé un nouveau papier de magazine et de catalogue qui répond aux normes de la plupart des groupes écologiques. En effet, le papier Domtar EarthChoice* est un produit unique et hors pair puisque, non seulement il est certifié FSC (Forest Stewardship Council), mais il contient aussi 30 % de fibres recyclées postconsommation.

* La demande d'enregistrement de marque de commerce a été déposée.

Member of Dow Jones Sustainability Indexes

En page couverture:
Louis Fortin, 3e main, Christian Lefebvre, journalier, Usine d'Ottawa-Hull

---

Domtar est le troisième producteur de papiers non couchés en Amérique du Nord. Domtar est également un chef de file dans la fabrication de papiers d'affaires, de papiers d'impression et de publication, et de papiers d'usage technique et de spécialité. Domtar gère selon des normes de gestion reconnues internationalement 22 millions d'acres de forêt au Canada et aux États-Unis, et produit du bois d'œuvre ainsi que d'autres produits forestiers. Domtar compte 11 000 employés en Amérique du Nord. Enfin, l'entreprise détient une participation de 50 % dans Norampac inc., le plus important producteur canadien de cartons-caisses.

Domtar Inc.

Faits saillants	**2004**	2004	2003	2003[2]	2002
(en millions de dollars canadiens, sauf indication contraire)	**Trois mois terminés le 30 juin**	Trois mois terminés le 31 mars	Trois mois terminés le 30 juin	Exercice terminé le 31 décembre	Exercice terminé le 31 décembre
	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)
Résultats d'exploitation	**$**	$	$	$	$
Ventes[1]	**1 346**	1 225	1 336	5 167	5 859
BAIIA[3]	**122**	58	152	516	809
Bénéfice (perte) d'exploitation[3]	**28**	(33)	56	(92)	384
Avant éléments spécifiés[4]	**33**	(31)	55	129	447
Bénéfice net (perte nette)	**(1)**	(44)	8	(190)	141
Avant éléments spécifiés[4]	**3**	(41)	12	(6)	183
Bénéfice net (perte nette) par action ordinaire (en dollars)	**(0,01)**	(0,19)	0,03	(0,84)	0,62
Avant éléments spécifiés[4] (en dollars)	**0,01**	(0,18)	0,05	(0,04)	0,80
Flux de trésorerie provenant des (utilisés par les) activités d'exploitation par action ordinaire[5] (en dollars)	**0,33**	(0,30)	0,64	1,53	2,98
Nombre moyen pondéré d'actions ordinaires en circulation (millions)	**228,6**	228,2	227,2	227,3	227,2
Données du bilan					
Actif total	**5 999**			5 847	6 847
Dette à long terme	**2 253**			2 054	2 444
Avoir des actionnaires	**2 139**			2 167	2 554
Dette nette aux capitaux totaux[3] (%)	**51**			48	49
Valeur comptable par action ordinaire[6] (en dollars)	**9,13**			9,34	11,02
Autres					
Flux de trésorerie provenant des (utilisés par les) activités d'exploitation	**76**			348	677
Flux de trésorerie disponibles[3]	**26**			123	454
Rendement annualisé de l'avoir des actionnaires (RAA)[7] (%)	**(0,3)**			(8)	6

[1] Les chiffres comparatifs ont été reclassés suite à l'adoption des nouvelles recommandations comptables.
[2] Certains chiffres ont été redressés suite à l'adoption des nouvelles recommandations comptables.
[3] BAIIA, Bénéfice d'exploitation, Dette nette aux capitaux totaux et Flux de trésorerie disponibles sont des mesures non conformes aux PCGR. Voir les Commentaires et analyse par la direction de la période concernée pour plus d'informations (explications, calculs, etc.)
[4] Les mesures avant éléments spécifiés sont des mesures non conformes aux PCGR. Voir les Commentaires et analyse par la direction de la période concernée pour plus d'informations (explications, calculs, etc.).
[5] Flux de trésorerie provenant des (utilisés par les) activités d'exploitation par action ordinaire est une mesure non conforme aux PCGR et est obtenu par la division des Flux de trésorerie provenant des (utilisés par les) activités d'exploitation, présenté à l'état des Flux de trésorerie consolidés, par le nombre moyen pondéré d'actions ordinaires en circulation (de base). Cette mesure n'a aucune signification normalisée prescrite par les PCGR et n'est pas nécessairement comparable à des mesures similaires présentées par d'autres entreprises et, par conséquent, ne devrait pas être considérée isolément. Domtar est d'avis que cette mesure non conforme aux PCGR est utile aux investisseurs et autres utilisateurs afin d'analyser sa performance.
[6] Valeur comptable par action ordinaire est une mesure non conforme aux PCGR et est obtenue par la division de l'avoir des actionnaires, excluant les actions privilégiées, par le nombre d'actions ordinaires en circulation (de base) à la clôture de la période. Cette mesure n'a aucune signification normalisée prescrite par les PCGR et n'est pas nécessairement comparable à des mesures similaires présentées par d'autres entreprises et, par conséquent, ne devrait pas être considérée isolément. Domtar est d'avis que cette mesure non conforme aux PCGR est utile aux investisseurs et autres utilisateurs afin d'analyser sa performance.
[7] Le rendement annualisé de l'avoir des actionnaires ordinaires (RAA) est une mesure non conforme aux PCGR égale au rapport du bénéfice net, déduction faite du paiement des dividendes sur les actions privilégiées, sur le total de l'avoir moyen des actionnaires ordinaires. Nous utilisons cette mesure pour évaluer les rendements que nous procurons à nos actionnaires. Par conséquent, nous estimons qu'il est utile d'informer les investisseurs et autres utilisateurs sur une mesure qui leur permet de mieux évaluer notre rendement. Le RAA n'a aucune signification normalisée prescrite par les PCGR et n'est pas nécessairement comparable à des mesures similaires présentées par d'autres entreprises, et par conséquent, ne devrait pas être considéré isolément.

VENTES
(en millions de $ CAN)


1 346
1 225
1 177
1 266
1 336
1 388
1 454
1 499
1 485

BAIIA
(en millions de $ CAN)


122
58
57
131
152
176
217
233
217

BÉNÉFICE NET (PERTE NETTE) PAR ACTION DE BASE
(en millions de $ CAN, avant éléments spécifiés)


T2 0,01
T1 (0,18)
T4 (0,18)
T3 0,00
T2 0,05
T1 0,09
T4 0,22
T3 0,26
T2 0,24

BÉNÉFICE NET (PERTE NETTE)
(en millions de $ CAN, avant éléments spécifiés)


T2 3
T1 (41)
T4 (40)
T3 0
T2 12
T1 22
T4 50
T3 60
T2 54

2004 2003 2002


10 %
Bois
12 %
Emballages
15 %[2]
Marchands de papier
63 %[1]
Papiers

Sylvie Desaulniers
Aide générale, centre de finition d'Ottawa-Hull

Les pourcentages sont calculés selon les ventes de la période de six mois terminée le 30 juin 2004.

[1] Incluant les ventes de notre secteur des Marchands de papier.
[2] Excluant les ventes de papiers Domtar.

Commentaires et analyse par la direction

Montréal, Québec
Le 30 juillet 2004

Les commentaires et analyse par la direction se rapportent à la situation financière et aux résultats d'exploitation de Domtar. Tout au long du présent document, sauf indication contraire, les termes « Domtar », « nous », « notre » et « nos » désignent Domtar Inc., ses filiales ainsi que ses coentreprises, et l'expression « la Société » désigne Domtar Inc. et ses filiales. Les actions ordinaires de Domtar sont inscrites aux bourses de Toronto et de New York. Sauf indication contraire, toutes les informations financières aux présentes sont établies en fonction des principes comptables généralement reconnus du Canada (PCGR du Canada). Les commentaires et analyse par la direction présentés ci-après doivent être lus conjointement avec les états financiers consolidés intermédiaires non vérifiés de Domtar et les notes s'y rapportant de même qu'avec les commentaires et analyse par la direction et les états financiers consolidés vérifiés de Domtar, et les notes s'y rapportant, les plus récents présentés sur une base annuelle[1].

Conformément à la pratique de l'industrie, dans les commentaires et analyse par la direction, le terme « tonne » ou le symbole « TC » désigne une tonne courte, une unité de mesure impériale qui équivaut à 0,9072 tonne métrique, et l'expression « tonne métrique » ou le symbole « TM » désigne une tonne métrique. Dans le cadre du présent document, sauf indication contraire, tous les montants en dollars sont exprimés en dollars canadiens, et le terme « dollars » ainsi que les symboles « $ » et « $ CAN » désignent des dollars canadiens. L'expression « dollars US » et le symbole « $ US » désignent des dollars américains.

Énoncés de nature prospective

Les commentaires et analyse par la direction comportent des énoncés de nature prospective. Les énoncés précédés des verbes « croire », « prévoir », « prédire », « envisager », « viser », « planifier », « entendre », « continuer », « estimer », « pouvoir », « devoir » et du verbe « faire » au futur, de même que d'autres expressions similaires sont des énoncés de nature prospective. Les énoncés de nature prospective sont nécessairement fondés sur diverses estimations ou hypothèses qui, bien que considérées comme raisonnables par la direction, sont essentiellement soumises à certains risques et incertitudes connus et inconnus tels que, sans toutefois s'y limiter, les conditions d'affaires et économiques générales, les prix de vente des produits, les coûts des matières premières et les charges d'exploitation, l'évolution des taux de change, notre capacité d'intégrer les exploitations acquises à nos exploitations actuelles et d'autres facteurs cités dans le présent document de même que dans les documents que Domtar dépose dans le cadre du processus d'information continue. Ainsi, les résultats réels de Domtar peuvent différer sensiblement de ceux décrits ou sous-entendus dans les énoncés prospectifs.

Vue d'ensemble du deuxième trimestre de 2004

Nous avons constaté une amélioration appréciable dans les conditions de marché au cours du deuxième trimestre de 2004 étant donné l'amélioration de la demande et les majorations des prix de vente de nos produits. Cela reflète un contraste marqué avec les prix de cycle les plus bas depuis dix ans auxquels nous avons fait face à la fin de 2003 jusqu'au début de cette année. Les expéditions pour la plupart de nos produits de papier ont été élevées et un système de répartition a été mis en place pour certains produits. Ceci nous a permis d'introduire plusieurs majorations de prix qui devraient être entièrement mises en œuvre pour le troisième trimestre de 2004. La pâte, le bois d'œuvre et le papier couverture ont également connu des augmentations de prix de vente. Par contre, la faiblesse de la devise américaine, les droits imposés à nos exportations de bois d'œuvre aux États-Unis et l'augmentation des frais de transport et de l'énergie continuent d'influer négativement sur nos résultats.

[1] Notre rapport annuel 2003 peut être consulté sur notre site web au *www.domtar.com*.

Nos secteurs d'activité

Les activités de Domtar sont réparties entre quatre secteurs : papiers, marchands de papier, bois et emballages.

Papiers

Nous sommes le troisième fabricant intégré et distributeur de papiers non couchés en Amérique du Nord. Nous exploitons six usines de pâte et papier au Canada et cinq aux États-Unis, dont la capacité de production annuelle totalise environ 2,7 millions de tonnes de papier. Ces exploitations sont complétées par des entrepôts et bureaux de vente occupant des positions stratégiques. Plus de 50 % de notre capacité de production de papier est située aux États-Unis et nous effectuons environ 90 % de nos ventes de papier à des clients aux États-Unis. Les papiers non couchés et couchés sont utilisés comme papiers d'affaires, d'impression commerciale et de publication ainsi que pour des applications techniques et de spécialité. Le tableau ci-dessous illustre nos principaux produits de papier et notre capacité de production annuelle.

Nos papiers sont vendus principalement par l'entremise d'un vaste réseau de marchands, appartenant à Domtar ou encore indépendants, qui distribuent nos produits de papier à partir de plus de 350 établissements à l'échelle de l'Amérique du Nord. Nous vendons aussi nos produits à divers clients, notamment à des bureaux d'affaires, à des fabricants de matériel de bureau, à des commerçants au détail, à des imprimeurs commerciaux, à des éditeurs et à des façonniers de papier. De plus, nous vendons la production de pâte excédant nos besoins internes. Nous achetons également de la pâte pour optimiser la production de papier et les frais de transport. Au cours du premier semestre de 2004, notre position nette au chapitre de la pâte commerciale (les expéditions moins les achats) était d'environ 365 000 tonnes.

Notre secteur des papiers est le plus important et représentait 57 % de nos ventes consolidées au cours du premier semestre de 2004, ou 63 % incluant les ventes de papier Domtar par l'entremise de notre propre secteur des marchands de papier.

CATÉGORIE	PAPIERS D'AFFAIRES		PAPIERS D'IMPRESSION COMMERCIALE ET DE PUBLICATION			PAPIERS D'USAGE TECHNIQUE ET DE SPÉCIALITÉ
TYPE	PAPIERS NON COUCHÉS				PAPIERS COUCHÉS	PAPIERS NON COUCHÉS ET COUCHÉS
QUALITÉ	Reprographie	Numérique haut de gamme / Technologie	Offset Transformation commerciale	Léger Opaque Édition, couverture et écriture	Léger Haut de gamme Ordinaire	Emballages souples Papiers abrasifs Papiers décoratifs Papiers numériques Papiers pour étiquettes Fournitures médicales jetables
APPLICATION	Photocopies Documents de bureau Présentations		Dépliants Brochures Publipostage Impression commerciale Formulaires et enveloppes	Papeterie Brochures Rapports annuels Livres Catalogues	Brochures Rapports annuels Livres Magazines Catalogues	Emballages pour aliments et bonbons Blouses de chirurgien Notes autocollantes Papiers pour chèques sécurisés Papiers peints
CAPACITÉ*	Au 30 juin 2004 :		Environ 2,7 millions de tonnes			
	0,9 million de tonnes 33 %	0,2 million de tonnes 7 %	0,5 million de tonnes 19 %	0,4 million de tonnes 15 %	0,3 million de tonnes 11 %	0,4 million de tonnes 15 %

* La ventilation de la capacité de production peut varier d'une période à l'autre pour tirer profit des conditions de marché. La capacité de production reflète la décision que nous avons prise le 24 décembre 2003 (annonce faite le 8 janvier 2004), de fermer une machine à papier à notre usine de Vancouver, ce qui a entraîné une réduction permanente de 45 000 tonnes de la capacité de production de papier.

Marchands de papier

Notre secteur des marchands de papier effectue l'achat, l'entreposage, la vente et la distribution de différents produits fabriqués par nous, ainsi que par d'autres manufacturiers. Ces produits englobent les papiers d'affaires et d'impression commerciale, les fournitures d'arts graphiques et certains produits industriels. Nos marchands de papier canadiens exploitent un total de huit succursales situées dans l'est du Canada (trois par Buntin Reid en Ontario, deux par JBR/La Maison du Papier au Québec et trois par The Paper House dans les provinces de l'Atlantique), tandis que notre marchand de papier américain (RIS Paper) sert un grand bassin de clients à partir de vingt centres, dont 17 centres de distribution, situés dans les régions du Nord-Est, du Midwest et du centre du littoral de l'Atlantique des États-Unis. Notre secteur des marchands de papier représentait 21 % de nos ventes consolidées au cours du premier semestre de 2004, ou 15 % excluant les ventes de papier Domtar.

Bois

Notre secteur du bois comprend la fabrication et la commercialisation de bois d'œuvre et des produits dérivés du bois à valeur ajoutée, ainsi que la gestion de ressources forestières. Nous exploitons onze scieries (six au Québec et cinq en Ontario) et une usine de seconde transformation (au Québec), dont la capacité de production est de 1,1 milliard de pieds mesure de planche par année. De plus, nous détenons une participation dans quatre entreprises qui fabriquent des produits de bois. Nous visons à optimiser 22 millions d'acres de forêt au Canada et aux États-Unis, dont nous sommes responsables, par une gestion efficace et par l'application de pratiques certifiées d'aménagement forestier durable de manière à assurer un approvisionnement continu en bois pour nos besoins futurs. Notre secteur du bois représentait 10 % de nos ventes consolidées au cours du premier semestre de 2004.

Emballages

Notre secteur des emballages est constitué de notre participation de 50 % dans Norampac inc. (Norampac), coentreprise entre Domtar Inc. et Cascades inc. Nous n'administrons pas les activités quotidiennes de Norampac. Le conseil d'administration de Norampac compte quatre représentants de Domtar Inc. et quatre de Cascades inc. Le président du conseil est un représentant de Domtar Inc., tandis que le président et chef de la direction est un représentant de Cascades inc. Les créanciers de Norampac n'ont aucun recours contre Domtar Inc. à l'égard de sa dette. Ainsi que l'exigent les PCGR du Canada, nous comptabilisons notre participation de 50 % dans Norampac selon la méthode de la consolidation proportionnelle.

Le réseau des 25 usines de transformation de cartonnage ondulé de Norampac, situé stratégiquement à l'échelle du Canada et des États-Unis, offre des services complets de solutions d'emballages et fabrique une vaste gamme de produits. Ces exploitations sont entièrement intégrées sur une base directe ou indirecte avec les huit usines de fabrication de cartons-caisses de Norampac (situées en Ontario, au Québec, en Colombie-Britannique, dans l'État de New York et dans le nord de la France) dont la capacité de production annuelle combinée est d'environ 1,6 million de tonnes. Notre secteur des emballages représentait 12 % de nos ventes consolidées au cours du premier semestre de 2004.

Stratégie commerciale

Notre objectif stratégique global consiste à être un chef de file mondial de l'industrie papetière, en particulier dans les papiers non couchés. Nous avons élaboré nos stratégies commerciales en tenant compte de trois piliers : satisfaire et prévoir les besoins changeants de nos **clients**, procurer à nos **actionnaires** des rendements attrayants et promouvoir pour nos **employés** un environnement dynamique et créateur dans lequel les valeurs humaines partagées et l'engagement personnel dominent.

Nos stratégies commerciales consistent à continuer :

- de satisfaire les besoins de nos clients en vue de les fidéliser davantage ;
- d'améliorer la productivité de nos usines ainsi que la qualité de nos produits et de nos services ;
- d'augmenter notre capacité de distribution ;
- de croître par le biais d'acquisitions et d'alliances dans notre champ de compétence ;
- de maintenir une discipline financière rigoureuse ;
- de soutenir le développement individuel et la participation des employés ; et
- de préserver notre qualité de bon citoyen.

Par l'application de ces stratégies, nous aspirons à être l'un des investissements les plus attrayants dans les secteurs des matériaux de base en Amérique du Nord en procurant à nos actionnaires des rendements supérieurs.

Sommaire des résultats financiers

Faits saillants financiers		Trois mois terminés le 30 juin 2004	2003	Six mois terminés le 30 juin 2004	2003
(en millions de dollars canadiens, sauf indication contraire)					
Ventes		**1 346**	1 336	**2 571**	2 724
BAIIA[1]		**122**	152	**180**	328
Bénéfice (perte) d'exploitation[1]		**28**	56	**(5)**	134
Avant éléments spécifiés[2]		**33**	55	**2**	128
Bénéfice net (perte nette)		**(1)**	8	**(45)**	35
Avant éléments spécifiés[2]		**3**	12	**(38)**	34
Bénéfice net (perte nette) par action (en dollars) :					
De base		**(0,01)**	0,03	**(0,20)**	0,15
De base, avant éléments spécifiés[2]		**0,01**	0,05	**(0,17)**	0,14
Dilué(e)		**(0,01)**	0,03	**(0,20)**	0,15
Bénéfice (perte) d'exploitation, avant éléments spécifiés, par secteur[2] :					
Papiers		**6**	57	**(24)**	133
Marchands de papier		**5**	5	**11**	12
Bois		**6**	(20)	**(7)**	(41)
Emballages		**12**	13	**17**	24
Siège social		**4**	–	**5**	–
Total		**33**	55	**2**	128
Indice des prix de vente[3], avant l'incidence des droits reliés au bois d'oeuvre (%)		**96**	95	**93**	94
Ratio des expéditions par rapport à la capacité de production pour nos papiers (%)		**97**	92	**98**	91
Cours moyen du dollar	$ CAN	**1,359**	1,398	**1,339**	1,454
	$ US	**0,736**	0,715	**0,747**	0,689
Dividendes par action (en dollars) :					
Actions privilégiées Série A		**0,56**	0,56	**1,13**	1,13
Actions privilégiées Série B		**0,17**	0,22	**0,37**	0,42
Actions ordinaires		**0,06**	0,06	**0,12**	0,10
				Au 30 juin 2004	Au 31 déc. 2003
Total de l'actif				**5 999**	5 847
Dette à long terme incluant la tranche échéant à moins de un an				**2 262**	2 059

[1] Le BAIIA (Bénéfice avant intérêts (Charge de financement), Impôts et Amortissement) est une mesure non conforme aux PCGR établie en additionnant la dépense d'amortissement, y compris les fractions reliées aux éléments spécifiés (pertes de valeur et dévaluations), la charge de financement et les impôts au bénéfice net (voir tableau « BAIIA »). Le bénéfice d'exploitation est également une mesure non conforme aux PCGR et est calculé au sein de nos états financiers. Nous mettons l'accent sur le BAIIA et le bénéfice d'exploitation, car ils nous permettent de comparer nos résultats entre les périodes sans égard au service de la dette ou aux impôts (pour le bénéfice d'exploitation) et sans égard à l'amortissement (pour le BAIIA). Par conséquent, nous estimons qu'il est utile d'informer les investisseurs et autres utilisateurs sur ces mesures afin qu'ils puissent mieux évaluer notre rendement. Nos mesures de BAIIA et de bénéfice d'exploitation n'ont aucune signification normalisée prescrite par les PCGR et ne sont pas nécessairement comparables à des mesures similaires présentées par d'autres entreprises et, par conséquent, ne devraient pas être considérées isolément.

[2] Voir « Éléments spécifiés influant sur les résultats et mesures non conformes aux PCGR ».

[3] L'indice des prix de vente est dérivé des prix de vente de la majorité de nos produits, pondérés en fonction de la capacité de production, en relation avec les prix moyens de cycle. Les prix moyens de cycle découlent d'un consensus d'analystes sur les prix normalisés au 30 novembre 2003. Voir « Analyse de sensibilité ».

Éléments spécifiés influant sur les résultats et mesures non conformes aux PCGR

Nos résultats d'exploitation tiennent compte d'éléments spécifiés qui, à notre avis, ne caractérisent pas nos activités d'exploitation habituelles et ainsi, influent sur la comparabilité de nos résultats. Afin de mesurer notre rendement et celui de nos secteurs d'activité d'une période à l'autre, sans les variations causées par des éléments spécifiés, nous mettons l'accent sur le bénéfice d'exploitation avant éléments spécifiés, le bénéfice net avant éléments spécifiés, le bénéfice net par action avant éléments spécifiés et d'autres mesures similaires avant éléments spécifiés. Nous définissons comme éléments spécifiés des imputations pour : la dévaluation d'actifs, les fermetures d'installations ou de machines, les modifications à la législation fiscale, la restructuration de la dette, les gains et pertes provenant de l'évaluation à la juste valeur d'ententes de couverture non considérées comme éléments de couverture aux fins comptables, l'incidence du taux de change sur la conversion de la dette à long terme de Norampac et d'autres éléments qui, à notre avis, ne caractérisent pas nos activités d'exploitation habituelles.

Le bénéfice d'exploitation avant éléments spécifiés, le bénéfice net avant éléments spécifiés, le bénéfice net par action avant éléments spécifiés et d'autres mesures similaires avant éléments spécifiés sont des mesures non conformes aux PCGR. Nous estimons qu'il est utile d'informer les investisseurs et autres utilisateurs sur des facteurs spécifiés qui ont influé négativement ou positivement sur nos résultats établis selon les PCGR, et que ces mesures non conformes aux PCGR procurent aux investisseurs une mesure de notre rendement utile pour comparer nos résultats entre les périodes sans tenir compte de ces éléments spécifiés qui, à notre avis, ne caractérisent pas nos activités d'exploitation habituelles. Ces mesures n'ont aucune signification normalisée prescrite par les PCGR et ne sont pas nécessairement comparables à des mesures similaires présentées par d'autres entreprises et, par conséquent, ne devraient pas être considérées isolément.

Les tableaux qui suivent rapprochent notre bénéfice net et notre bénéfice net par action, déterminés conformément aux PCGR, à notre bénéfice net avant éléments spécifiés et notre bénéfice net par action avant éléments spécifiés et rapprochent aussi notre bénéfice d'exploitation à notre bénéfice d'exploitation avant éléments spécifiés :

Éléments spécifiés	Trois mois terminés le 30 juin 2004			Trois mois terminés le 30 juin 2003		
	Bénéfice d'exploitation	Bénéfice net (perte nette)	Bénéfice net (perte nette) par action	Bénéfice d'exploitation	Bénéfice net	Bénéfice net par action
(en millions de dollars canadiens, sauf indication contraire)						
Conformément aux PCGR[1]	**28**	**(1)**	**(0,01)**	56	8	0,03
Éléments spécifiés :						
Frais de refinancement [(i)]	**–**	**–**		–	7	
Frais de fermeture et de réorganisation [(ii)]	**–**	**–**		–	–	
Gains et pertes non-réalisés sur l'évaluation à la juste valeur [(iii)]	**5**	**3**		(1)	(1)	
Incidence du taux de change sur la dette à long terme [(iv)]	**–**	**1**		–	(2)	
	5	**4**	**0,02**	(1)	4	0,02
Avant éléments spécifiés	**33**	**3**	**0,01**	55	12	0,05

[1] À l'exception du bénéfice d'exploitation qui est une mesure non conforme aux PCGR. Voir la note 1, page 6.

Éléments spécifiés

(en millions de dollars canadiens, sauf indication contraire)	Six mois terminés le 30 juin 2004			Six mois terminés le 30 juin 2003		
	Bénéfice (perte) d'exploitation	Bénéfice net (perte nette)	Bénéfice net (perte nette) par action	Bénéfice d'exploitation	Bénéfice net	Bénéfice net par action
Conformément aux PCGR[1]	**(5)**	**(45)**	**(0,20)**	134	35	0,15
Éléments spécifiés :						
Frais de refinancement [i]	**–**	**–**		–	7	
Frais de fermeture et de réorganisation [ii]	**8**	**6**		–	–	
Gains et pertes non-réalisés sur l'évaluation à la juste valeur [iii]	**(1)**	**(1)**		(6)	(4)	
Incidence du taux de change sur la dette à long terme [iv]	**–**	**2**		–	(4)	
	7	**7**	**0,03**	(6)	(1)	(0,01)
Avant éléments spécifiés	**2**	**(38)**	**(0,17)**	128	34	0,14

[1] À l'exception du bénéfice (de la perte) d'exploitation qui est une mesure non conforme aux PCGR. Voir la note 1, page 6.

(i) Au cours du deuxième trimestre de 2003, une imputation de dix millions de dollars (sept millions de dollars, déduction faite des impôts) a été comptabilisée à la suite du refinancement de la quasi-totalité de l'encours des facilités de crédit et de la dette à long terme de Norampac, à l'exception de celles de sa coentreprise. Cette imputation est enregistrée aux états financiers dans le poste Charge de financement.

(ii) Au premier semestre de 2004, nous avons poursuivi la mise en œuvre de pratiques exemplaires dans le groupe des exploitations canadiennes de la fabrication de pâte et papier. Ce programme de restructuration a affecté nos usines de Cornwall, d'Espanola, d'Ottawa-Hull, de Port Huron (sise aux États-Unis) et de Windsor. Au total, 330 postes seront visés par ce programme de 2004 à 2006, soit 181 licenciements, 129 attritions, 14 redéploiements dans d'autres activités et six postes présentement vacants qui ne seront pas pourvus. Le total des indemnités de départ et des prestations de cessation d'emploi constaté au cours des trois mois terminés le 31 mars 2004, représentant tous les coûts reliés aux indemnités de départ et prestations de cessation d'emploi en vertu de ce programme, s'élevait à 16 millions de dollars (11 millions de dollars, déduction faite des impôts), incluant trois millions de dollars attribuables aux coûts de compression de régimes de retraite. D'autres coûts prévus reliés au programme seront encourus de 2004 à 2006, soit des frais de formation de six millions de dollars, dont un million de dollars (un million de dollars, déduction faite des impôts) a été enregistré au cours du deuxième trimestre de 2004, des frais d'aide à la réinsertion des employés de un million de dollars et des frais de règlement de régimes de retraite, non encore déterminables, qui seront comptabilisés lorsque engagés. Pour accomplir ce programme, nous allons investir approximativement 14 millions de dollars en immobilisations de 2004 à 2006. Au 30 juin 2004, le solde de la provision s'élevait à 14 millions de dollars.

De plus, au cours du quatrième trimestre de 2003, nous avons décidé de fermer définitivement une machine à papier à notre usine de papier à Vancouver. Au cours du deuxième trimestre de 2004, un montant de deux millions de dollars (un million de dollars, déduction faite des impôts) fut renversé de la provision étant donné que les coûts des indemnités de départ furent moindres que ceux initialement prévus. D'autres coûts reliés au démantèlement de la machine à papier au montant d'un million de dollars (néant, déduction faite des impôts) furent comptabilisés au deuxième trimestre de 2004. Au 30 juin 2004, le solde de la provision s'élevait à un million de dollars.

Au cours du premier trimestre de 2004, nous avons vendu à une tierce partie, dans son état actuel, l'usine de papier située à St. Catharines, Ontario, fermée depuis septembre 2002, pour un million de dollars. Par conséquent, la majorité de la provision pour frais de fermeture, totalisant huit millions de dollars (cinq millions de dollars, déduction faite des impôts) fut renversée. Le solde de la provision, s'élevant à un million de dollars, est relié aux indemnités de départs et aux engagement et éventualités liés à l'environnement.

(iii) Pour les périodes de trois mois et de six mois terminées le 30 juin 2004, nous avons comptabilisé des gains de cinq millions de dollars (trois millions de dollars, déduction faite des impôts) et de un million de dollars (un million de dollars, déduction faite des impôts), respectivement, sur l'évaluation à la juste valeur d'ententes de swaps de marchandises qui ne sont pas considérées comme des éléments de couverture aux fins comptables. Pour les périodes de trois mois et de six mois terminées le 30 juin 2003, nous avons comptabilisé des gains de un million de dollars (un million de dollars, déduction faite des impôts) et de six millions de dollars (quatre millions de dollars, déduction faite des impôts), respectivement, sur l'évaluation à la juste valeur de certains contrats de change qui ne sont pas considérés comme des éléments de couverture aux fins comptables. Les gains et les pertes sur l'évaluation à la juste valeur sont enregistrés aux états financiers dans le poste Frais de vente, généraux et d'administration.

(iv) Pour les périodes de trois mois et de six mois terminées le 30 juin 2004, nos résultats tenaient compte d'une charge de deux millions de dollars (un million de dollars, déduction faite des impôts) et de trois millions de dollars (deux millions de dollars, déduction faite des impôts), respectivement, représentant notre quote-part de 50 % des pertes de change sur la conversion de la dette à long terme de Norampac. Pour les périodes de trois mois et de six mois terminées le 30 juin 2003, nos résultats tenaient compte d'un gain de trois millions de dollars (deux millions de dollars, déduction faite des impôts) et de cinq millions de dollars (quatre millions de dollars, déduction faite des impôts), respectivement, représentant notre quote-part de 50 % des gains de change sur la conversion de la dette à long terme de Norampac. Les gains et les pertes de change sur la conversion de la dette à long terme de Norampac sont enregistrés aux états financiers dans le poste Charge de Financement.

Vue d'ensemble du deuxième trimestre de 2004 par rapport au deuxième trimestre de 2003

Ventes de 1,3 milliard de dollars

Les ventes ont totalisé 1 346 millions de dollars au deuxième trimestre de 2004, en hausse de dix millions de dollars en regard des ventes de 1 336 millions de dollars conclues à la même période en 2003. Cette augmentation s'explique avant tout par l'accroissement des expéditions de la majorité de nos produits. En outre, nos secteurs d'activité ont enregistré au deuxième trimestre de 2004 des prix de vente supérieurs, en moyenne, à ce qu'ils étaient à la période correspondante de l'année dernière, les majorations substantielles des prix de vente du bois d'œuvre et les prix de vente plus élevés de la pâte et des produits d'emballages ayant été en partie atténués par les diminutions des prix de vente du papier. Cependant, la progression des ventes a été en partie limitée par l'incidence de la baisse de 3 % de la valeur moyenne du dollar US d'un trimestre à l'autre comparativement au dollar canadien (incidence approximative de 45 millions de dollars, incluant l'effet de notre programme de couverture).

Dans l'ensemble, nos prix de vente moyens réalisés libellés en dollars US au deuxième trimestre de 2004 correspondaient à 96 % des prix moyens de cycle[1], en hausse par rapport au même trimestre en 2003, alors que nos prix de vente moyens réalisés correspondaient à 95 % des prix moyens de cycle. Au Canada, par contre, la baisse du dollar US a influé négativement sur nos prix libellés en dollars canadiens, qui sont tributaires des prix libellés en dollars US.

Bénéfice d'exploitation de 28 millions de dollars

Le coût des produits vendus a augmenté de 41 millions de dollars au deuxième trimestre de 2004, soit 4 %, en regard du deuxième trimestre de 2003. Cette hausse va dans le sens de la progression des ventes générées et reflète surtout l'accroissement des expéditions de la majorité de nos produits. Les frais de transport plus élevés, l'augmentation de dix millions de dollars des droits imposés sur nos exportations de bois d'œuvre de résineux aux États-Unis et la hausse des coûts de la fibre achetée et de l'énergie ont relevé davantage notre coût des produits vendus. Ces facteurs ont été partiellement atténués par l'effet positif de l'affaiblissement du dollar US sur nos charges d'exploitation libellées en dollars US.

Les frais de vente, généraux et d'administration ont diminué de un million de dollars au deuxième trimestre de 2004, soit 1 %, par rapport au deuxième trimestre de 2003. Abstraction faite des éléments spécifiés, les frais de vente, généraux et d'administration ont baissé de sept millions de dollars au deuxième trimestre de 2004, soit 9 %, comparativement au même trimestre en 2003. Cette diminution s'explique surtout par l'incidence positive de l'affaiblissement du dollar US sur nos coûts libellés en dollars US ainsi que par des revenus de royautés plus élevés.

Le bénéfice d'exploitation a totalisé 28 millions de dollars au deuxième trimestre de 2004, contre 56 millions de dollars au même trimestre en 2003. Abstraction faite des éléments spécifiés, le bénéfice d'exploitation s'est

[1] Les prix moyens de cycle découlent d'un consensus d'analystes sur les prix normalisés au 30 novembre 2003. Voir « Analyse de sensibilité ».

chiffré à 33 millions de dollars, en baisse de 22 millions de dollars par rapport au bénéfice d'exploitation de 55 millions de dollars, abstraction faite des éléments spécifiés, enregistré au deuxième trimestre de 2003. Cette diminution est en grande partie attribuable à l'incidence négative de 29 millions de dollars de l'affaiblissement du dollar US, y compris l'effet de notre programme de couverture. Les frais de transport plus élevés, l'augmentation des droits imposés sur nos exportations de bois d'œuvre de résineux aux États-Unis, la hausse des coûts de la fibre achetée et de l'énergie ont aussi joué un rôle dans le recul du bénéfice d'exploitation. Ces facteurs ont été atténués par l'accroissement des expéditions de la majorité de nos produits et par des prix de vente, dans l'ensemble, plus élevés.

En raison des facteurs précités, le BAIIA s'est chiffré à 122 millions de dollars au deuxième trimestre de 2004, comparativement à 152 millions de dollars au même trimestre en 2003.

	Trois mois terminés le 30 juin		Six mois terminés le 30 juin	
BAIIA	**2004**	2003	**2004**	2003
(en millions de dollars canadiens)				
Bénéfice net (perte nette)	**(1)**	8	**(45)**	35
Impôts sur les bénéfices (recouvrement)	**(11)**	1	**(38)**	12
Charge de financement	**41**	48	**80**	89
Amortissement du gain reporté	**(1)**	(1)	**(2)**	(2)
Amortissement	**94**	96	**185**	194
BAIIA	**122**	152	**180**	328

Perte nette de un million de dollars

La perte nette s'est chiffrée à un million de dollars (0,01 $ par action ordinaire) au deuxième trimestre de 2004, par opposition à un bénéfice net de huit millions de dollars (0,03 $ par action ordinaire) dégagé au deuxième trimestre de 2003. Abstraction faite des éléments spécifiés, le bénéfice net a totalisé trois millions de dollars (0,01 $ par action ordinaire) au deuxième trimestre de 2004, en baisse de neuf millions de dollars par rapport à 12 millions de dollars (0,05 $ par action ordinaire) au deuxième trimestre de 2003. Cette détérioration du bénéfice net est imputable aux facteurs précités, en partie compensés par un recouvrement fiscal et par la diminution de la charge de financement.

Comparaison du semestre terminé le 30 juin 2004 et du semestre terminé le 30 juin 2003

Les ventes ont totalisé 2 571 millions de dollars pour le semestre terminé le 30 juin 2004, en baisse de 153 millions de dollars, soit 6 %, en regard des ventes de 2 724 millions de dollars conclues à la même période en 2003. Cette diminution s'explique avant tout par l'incidence négative de l'affaiblissement du dollar US comparativement au dollar canadien (incidence approximative de 190 millions de dollars, y compris l'effet de notre programme de couverture). En outre, le recul des prix de vente des papiers a aussi contribué à la baisse des ventes, mais a été compensé par une majoration substantielle des prix de vente du bois d'œuvre et des prix de vente plus élevés pour la pâte. Dans l'ensemble, la moyenne des prix de vente réalisés libellés en dollars US au premier semestre de 2004 correspond à 93 % des prix moyens de cycle, en baisse par rapport à la même période en 2003, lorsque nos prix de vente réalisés correspondaient à 94 % des prix moyens de cycle. De plus, au Canada, la dépréciation du dollar US a influé négativement sur nos prix libellés en dollars canadiens qui sont tributaires des prix libellés en dollars US. En revanche, l'accroissement des expéditions de tous nos produits a atténué le fléchissement des ventes.

Le coût des produits vendus a baissé de trois millions de dollars, soit moins de 1 %, au premier semestre de 2004 par rapport à la même période en 2003. L'incidence positive de l'affaiblissement du dollar US sur nos charges d'exploitation libellées en dollars US a été presque entièrement compensée par l'effet de l'accroissement des expéditions de la majorité de nos produits, par l'augmentation des droits imposés à nos exportations de bois d'œuvre aux États-Unis et par la hausse des coûts de la fibre achetée et des frais de transport.

Les frais de vente, généraux et d'administration ont baissé de dix millions de dollars, soit 6 %, au premier semestre de 2004 par rapport à la même période en 2003. Abstraction faite des éléments spécifiés, les frais

de vente, généraux et d'administration ont baissé de 15 millions de dollars, soit 9 %, au premier semestre de 2004 comparativement à la même période un an plus tôt. Cette baisse est principalement attribuable à l'incidence de l'affaiblissement du dollar US sur nos coûts libellés en dollars US, ainsi qu'à des revenus de royautés plus élevés.

La perte d'exploitation s'est chiffrée à cinq millions de dollars pour le premier semestre de 2004, par opposition à un bénéfice d'exploitation de 134 millions de dollars déclarés au premier semestre de 2003. Abstraction faite des éléments spécifiés, le bénéfice d'exploitation pour le premier semestre de 2004 s'est établi à deux millions de dollars, en baisse de 126 millions de dollars par rapport au bénéfice d'exploitation de 128 millions de dollars, abstraction faite des éléments spécifiés, enregistré lors de la même période en 2003. Cette baisse est en grande partie attribuable à l'incidence négative de l'affaiblissement du dollar US (incidence de 108 millions de dollars, y compris l'effet de notre programme de couverture), au recul des prix de vente, à une augmentation de 14 millions de dollars des droits imposés à nos exportations de bois d'œuvre de résineux aux États-Unis ainsi qu'à la hausse des coûts de la fibre achetée et des frais de transport. Ces facteurs ont été en partie atténués par un accroissement général des expéditions de tous nos produits.

La perte nette s'est établie à 45 millions de dollars (0,20 $ par action ordinaire) pour le semestre terminé le 30 juin 2004, contre un bénéfice net de 35 millions de dollars (0,15 $ par action ordinaire) enregistré à la même période en 2003. Abstraction faite des éléments spécifiés, la perte nette pour le premier semestre de 2004 s'est chiffrée à 38 millions de dollars (0,17 $ par action ordinaire) par opposition au bénéfice net de 34 millions (0,14 $ par action ordinaire) enregistré au cours de la période correspondante de 2003, abstraction faite des éléments spécifiés. Cette diminution de 72 millions de dollars du bénéfice net est en grande partie imputable aux facteurs précités, atténués par un recouvrement fiscal et par la diminution de la charge de financement.

Papiers

Information choisie		Trois mois terminés le 30 juin 2004	2003	Six mois terminés le 30 juin 2004	2003
(en millions de dollars canadiens, sauf indication contraire)					
Ventes		**761**	799	**1 471**	1 631
BAIIA		**78**	135	**109**	294
Bénéfice (perte) d'exploitation		**5**	58	**(33)**	139
Bénéfice (perte) d'exploitation, avant éléments spécifiés		**6**	57	**(24)**	133
Expéditions :					
Papier (en milliers de TC)		**659**	634	**1 322**	1 261
Pâte (en milliers de TCSA)		**199**	189	**409**	396
Éventail de produits expédiés (%) :					
Papiers pour reprographie et offset		**53**	54	**54**	53
Papiers non couchés d'impression et de publication et papiers numériques haut de gamme		**21**	20	**21**	21
Papiers couchés d'impression commerciale et de publication		**11**	12	**10**	12
Papiers d'usage technique et de spécialité		**15**	14	**15**	14
Total		**100**	100	**100**	100
Prix nominaux de référence[1] :					
Papiers pour reprographie, feuilles 20 lb	($ US/tonne)	**783**	787	**753**	790
Papiers offset, rouleaux 50 lb	($ US/tonne)	**652**	653	**620**	663
Papiers couchés d'impression, no 3, rouleaux 60 lb	($ US/tonne)	**772**	815	**774**	813
Pâte KBRN – États-Unis	($ US/TMSA)	**660**	580	**630**	544
Pâte KBFN – Japon[2]	($ US/TMSA)	**520**	504	**494**	468
Indice des prix de vente[3] – secteur des papiers (%)		**91**	95	**89**	94

[1] Source : *Pulp & Paper Week*. Ainsi, ces prix ne reflètent pas nécessairement nos prix de vente réalisés.
[2] Basés sur les prix de la pâte kraft blanchie de feuillus du Sud pour le marché du Japon selon *Pulp & Paper Week*, augmentés par un différentiel moyen de 15 $ US/TMSA entre les prix de la pâte kraft blanchie de feuillus du Nord et du Sud.
[3] L'indice des prix de vente est dérivé des prix de vente de la majorité de nos produits, pondérés en fonction de la capacité de production, en relation avec les prix moyens de cycle. Les prix moyens de cycle découlent d'un consensus d'analystes sur les prix normalisés au 30 novembre 2003. Voir « Analyse de sensibilité ».

Ventes et bénéfice d'exploitation

Les ventes de notre secteur des papiers se sont chiffrées à 761 millions de dollars au deuxième trimestre de 2004, en baisse de 38 millions de dollars, soit 5 %, par rapport au deuxième trimestre de 2003. Cette baisse s'explique, avant tout, par l'incidence défavorable de l'affaiblissement du dollar US et par le recul des prix de vente des papiers. Cette diminution a été limitée par la hausse de l'ensemble des expéditions de pâte et de papier ainsi que par les majorations des prix de vente de la pâte de résineux et de feuillus. Pour le semestre terminé le 30 juin 2004, les ventes de pâte et de papier ont baissé de 160 millions de dollars, comparativement au semestre terminé le 30 juin 2003 pour les raisons précitées.

Le bénéfice d'exploitation du secteur des papiers a totalisé cinq millions de dollars au deuxième trimestre de 2004 (soit six millions de dollars, abstraction faite des éléments spécifiés) par comparaison au bénéfice d'exploitation de 58 millions de dollars enregistré au deuxième trimestre de 2003 (soit 57 millions de dollars, abstraction faite des éléments spécifiés). Cette diminution de 51 millions de dollars du bénéfice d'exploitation est imputable avant tout au recul des prix de vente de nos papiers, à l'incidence négative de l'affaiblissement du dollar US, à l'augmentation des frais de transport et à la hausse des coûts de la fibre achetée et de l'énergie. Ces facteurs ont été en partie compensés par l'accroissement des expéditions de pâte et de papier, par les prix de vente plus élevés de la pâte et par la diminution de la dépense d'amortissement. Pour le premier semestre de 2004, la perte d'exploitation a totalisé 33 millions de dollars (soit 24 millions de dollars, abstraction faite des éléments spécifiés) par opposition à un bénéfice d'exploitation de 139 millions de dollars réalisé à la même période en 2003 (soit 133 millions de dollars, abstraction faite des éléments spécifiés). Cette diminution de 157 millions de dollars s'explique surtout par les prix de vente moins élevés de nos papiers, l'incidence négative de l'affaiblissement du dollar US, l'augmentation des frais de transport et la hausse des coûts de la fibre achetée. Le fléchissement du bénéfice d'exploitation a été en partie compensé par l'accroissement des expéditions de pâte et de papier, par les prix plus élevés de la pâte et par la diminution de la dépense d'amortissement.

Conjoncture des prix

Au cours du deuxième trimestre de 2004, nos prix de vente moyens réalisés, libellés en dollars US, dans notre secteur des papiers ont diminué comparativement au deuxième trimestre de 2003. Au Canada, la baisse du dollar US a aussi influé négativement sur les prix libellés en dollars canadiens, étant donné qu'ils sont tributaires des prix libellés en dollars US. Depuis le début de l'exercice 2004, nos prix de vente moyens réalisés ont également diminué par rapport au premier semestre de 2003.

Nos prix de vente moyens réalisés du papier pour reprographie 20 lb (papiers d'affaires) et des rouleaux de papier offset 50 lb (papiers d'impression commerciale et de publication non couchés), qui représentaient approximativement 45 % de nos ventes de papier au deuxième trimestre de 2004, ont baissé en moyenne de 22 $ US la tonne au cours du deuxième trimestre de 2004 comparativement au trimestre correspondant de 2003. Depuis le début de l'exercice, nos prix de vente moyens réalisés du papier pour reprographie et des rouleaux de papier offset ont baissé en moyenne de 52 $ US la tonne en 2004 par rapport à 2003. En revanche, au cours du premier trimestre de 2004, des majorations de prix de 60 $ US la tonne applicables aux rouleaux de papier offset et au papier pour reprographie ont été annoncées avec prise d'effet le 1er mars 2004. D'autres majorations de prix de 40 $ US la tonne touchant les rouleaux de papier offset et de 50 $ US la tonne touchant le papier pour reprographie ont été annoncées avec prise d'effet le 1er mai 2004. Au 30 juin 2004, les majorations de prix annoncées sur les rouleaux de papier offset, qui sont sous répartition, ont été entièrement appliquées. Au 30 juin 2004, les majorations de prix annoncées sur le papier pour reprographie n'avaient pas été entièrement appliquées en raison de retards normaux dans la mise en œuvre. Une nouvelle majoration de prix de 40 $ US la tonne a été annoncée visant certaines catégories de papiers d'impression commerciale non couchés sur toute nouvelle commande à partir du 7 juin 2004.

Nos prix de vente moyens réalisés de la pâte kraft blanchie de résineux du Nord (KBRN) et de la pâte kraft blanchie de feuillus du Nord (KBFN) ont augmenté de 50 $ US la tonne métrique et de 10 $ US la tonne métrique, respectivement, au deuxième trimestre de 2004 comparativement au deuxième trimestre de 2003. Depuis le début de l'exercice, nos prix de vente moyens réalisés de la pâte KBRN et de la pâte KBFN ont augmenté de 61 $ US la tonne métrique et de 8 $ US la tonne métrique, respectivement, en 2004 par rapport à 2003. Au cours du premier trimestre de 2004, deux majorations de prix successives de 20 $ US la tonne métrique de la pâte de résineux ont été mises en œuvre, la première avec prise d'effet le 1er février 2004 et la deuxième, avec prise d'effet le 1er mars 2004. Au cours du deuxième trimestre de 2004, d'autres majorations de prix de 30 $ US la tonne métrique de la pâte de résineux et de feuillus ont été partiellement mises en œuvre, avec prise d'effet le 1er avril 2004. En outre, nous avons annoncé une nouvelle majoration de prix de 30 $ US la tonne métrique de la pâte de résineux avec prise d'effet le 1er juin 2004.

Exploitation

Nos expéditions de papier ont augmenté de 25 000 tonnes au deuxième trimestre de 2004 en regard du deuxième trimestre de 2003 suite à une demande plus forte. Notre ratio des expéditions par rapport à notre capacité de production pour nos papiers s'est chiffré 97 % au deuxième trimestre de 2004, comparativement à 92 % à la même période en 2003.

En novembre 2003, nos employés à l'usine de papier à Vancouver ont déclenché une grève après avoir rejeté notre offre en vue du renouvellement de leur convention collective. En janvier 2004, la grève a été réglée et une nouvelle convention collective d'une durée de cinq ans a été signée avec les membres du Syndicat canadien des communications, de l'énergie et du papier. Les activités de l'usine ont repris au début du mois de février 2004.

Certaines conventions collectives visant les usines de Cornwall, d'Ottawa-Hull, d'Espanola et de Lebel-sur-Quévillon devront être renouvelées au cours du troisième trimestre de 2004.

Programme de réorganisation

En janvier 2004, nous avons donné suite à notre plan de réorganisation visant nos activités de production à l'usine de papier à Vancouver afin de mieux répondre aux demandes de nos clients et d'accroître la rentabilité de l'usine. Nous avons, en effet, fermé une des deux machines à papier de l'usine et restructuré les activités de la deuxième machine dans le but d'optimiser la fabrication du papier couché Domtar Luna. La restructuration a donné lieu à une réduction permanente de la capacité de production de papier de 45 000 tonnes et au licenciement de 85 employés. Nous estimons que ces mesures devraient nous permettre d'accroître la qualité et la disponibilité du papier, d'augmenter notre part du marché des papiers couchés, d'améliorer la compétitivité de l'usine et de mieux faire face à la concurrence en provenance de l'Asie.

Au cours du premier semestre de 2004, nous avons poursuivi la mise en œuvre de pratiques exemplaires dans les exploitations restantes au sein de notre groupe des exploitations canadiennes de la fabrication de pâte et papier dans le but d'assurer que ces dernières puissent demeurer rentables lorsque le dollar canadien vaut 75 cents par rapport au dollar US et que les prix des papiers sont à des niveaux de bas de cycle. Ce programme de réorganisation affectera nos usines de Cornwall, d'Espanola, d'Ottawa-Hull, de Port Huron (sise aux États-Unis) et de Windsor. Au total, 330 postes seront touchés de 2004 à 2006. Pour accomplir ce programme, nous allons investir approximativement 14 millions de dollars en immobilisations de 2004 à 2006. De concert avec la réorganisation de notre usine de papier à Vancouver et une fois complètement mises en oeuvre, ces mesures devraient générer des économies annuelles d'environ 50 millions de dollars.

De plus, des dépenses en immobilisations, telles que celles affectées au déploiement d'un système intégré de planification des ressources de l'organisation (PRO) et la mise en œuvre d'un nouveau système de logistique d'expédition du papier et de gestion des transports, devraient avoir pour effet de réduire davantage nos coûts et de rehausser notre compétitivité. Nous prévoyons que ces initiatives atténueront l'incidence de la hausse des coûts, en particulier ceux de l'énergie et de la fibre, ce dernier subissant le contrecoup du conflit canado-américain sur le bois d'œuvre de résineux.

Marchands de papier

Information choisie	Trois mois terminés le 30 juin		Six mois terminés le 30 juin	
	2004	2003	**2004**	2003
(en millions de dollars canadiens)				
Ventes	**268**	265	**531**	565
BAIIA	**5**	5	**12**	13
Bénéfice d'exploitation	**5**	5	**11**	12

Ventes et bénéfice d'exploitation

Les ventes du secteur des marchands de papier se sont chiffrées à 268 millions de dollars au deuxième trimestre de 2004, soit trois millions de dollars, ou 1 %, de plus qu'à la même période en 2003. Cette augmentation s'explique par l'accroissement des expéditions de papier, facteur atténué par l'incidence négative de l'affaiblissement du dollar US et par les niveaux de prix moins élevés au deuxième trimestre de 2004 comparativement au trimestre correspondant de l'année précédente. Pour le semestre terminé le 30 juin 2004, les ventes se sont chiffrées à 531 millions de dollars, en baisse de 34 millions de dollars, soit 6 %, par rapport au même semestre en 2003. Cette baisse est attribuable à l'incidence négative de l'affaiblissement du dollar US et aux prix de vente moins élevés des papiers, facteurs en partie atténués par l'accroissement des expéditions.

Le bénéfice d'exploitation a totalisé cinq millions de dollars au deuxième trimestre de 2004, comparativement à cinq millions de dollars au deuxième trimestre de 2003

(reflétant une marge d'exploitation de 1,9 % pour ces deux périodes). La progression de l'ensemble des expéditions a été annulée par les niveaux de prix moins élevés attribuables en partie à l'incidence de la faiblesse de la devise américaine sur les expéditions des marchands canadiens et à une proportion plus grande des expéditions directes des usines qui génèrent des prix moindres. Au cours du premier semestre de 2004, le bénéfice d'exploitation a totalisé 11 millions de dollars comparativement à 12 millions de dollars à la même période en 2003 (reflétant une marge d'exploitation de 2,1 % pour ces deux périodes). La diminution du bénéfice d'exploitation est imputable à l'incidence négative de l'affaiblissement du dollar US au premier semestre de 2004, par rapport au premier semestre de 2003.

Bois

Information choisie		Trois mois terminés le 30 juin		Six mois terminés le 30 juin	
		2004	2003	**2004**	2003
(en millions de dollars canadiens, sauf indication contraire)					
Ventes		**156**	110	**264**	210
BAIIA		**18**	(10)	**16**	(21)
Bénéfice (perte) d'exploitation		**6**	(20)	**(7)**	(41)
Expéditions (en milliers de pieds mesure de planche)		**267**	259	**495**	486
Éventail de produits expédiés (%) :					
Longueurs assorties		**42**	43	**39**	43
Colombages		**34**	34	**35**	35
Valeur ajoutée		**20**	18	**21**	17
Industriel		**4**	5	**5**	5
Total		**100**	100	**100**	100
Prix nominaux de référence[1] :					
Bois d'œuvre G.L. 2 x 4 x 8 colombages	($ US/Mpmp)	**434**	318	**402**	316
Bois d'œuvre G.L. 2 x 4 longueurs assorties, n° 1 et n° 2	($ US/Mpmp)	**495**	306	**464**	306
Indice des prix de vente[2] – secteur du bois, avant l'incidence des droits relatifs au bois d'œuvre (%)		**131**	91	**120**	90
Droits relatifs au bois d'œuvre (dépôts en espèces)		**21**	11	**33**	19

[1] Source : *Random Lengths*. Ainsi, ces prix ne reflètent pas nécessairement nos prix de vente réalisés.
[2] L'indice des prix de vente est dérivé des prix de vente de la majorité de nos produits, pondérés en fonction de la capacité de production, en relation avec les prix moyens de cycle. Les prix moyens de cycle découlent d'un consensus d'analystes sur les prix normalisés au 30 novembre 2003. Voir « Analyse de sensibilité ».

Ventes et bénéfice d'exploitation

Notre secteur du bois a généré des ventes de 156 millions de dollars au deuxième trimestre de 2004, soit 46 millions de dollars de plus qu'au deuxième trimestre de 2003. Cette augmentation est surtout attribuable à la hausse marquée des prix de vente du bois d'œuvre et à l'accroissement des expéditions, facteurs en partie atténués par l'incidence négative de l'affaiblissement du dollar US. Pour le semestre terminé le 30 juin 2004, les ventes de notre secteur du bois ont totalisé 264 millions de dollars, en hausse de 54 millions de dollars comparativement à la période correspondante de 2003. L'augmentation est due en grande partie aux facteurs précités.

Le bénéfice d'exploitation au deuxième trimestre de 2004 s'est chiffré à six millions de dollars, par opposition à une perte d'exploitation de 20 millions de dollars enregistrée au deuxième trimestre de 2003. La progression de 26 millions de dollars du bénéfice d'exploitation s'explique par l'augmentation marquée des prix de vente du bois d'œuvre, atténuée par l'incidence négative de l'affaiblissement du dollar US et par la hausse des droits imposés à nos exportations de bois d'œuvre aux États-Unis. Pour le semestre terminé le 30 juin 2004, la perte d'exploitation de notre secteur du bois s'est établie à sept millions de dollars, ce qui représente une amélioration de la rentabilité de 34 millions de dollars par rapport à la période correspondante de 2003. Cette progression est attribuable aux mêmes facteurs qui ont influé sur la variation du bénéfice d'exploitation d'un trimestre à l'autre.

Des dépôts en espèces de 21 millions de dollars ont été versés relativement à nos exportations de bois d'œuvre de résineux aux États-Unis au cours du deuxième trimestre de 2004, comparativement à 11 millions de dollars lors de la période correspondante en 2003. Depuis le 22 mai 2002, des dépôts en espèces de 109 millions de dollars ont été faits et passés en charge par Domtar en raison des droits compensatoires et antidumping (à un taux stable de 27,22 %).

Conjoncture des prix

Au cours du deuxième trimestre de 2004, nos prix de vente réalisés des colombages 2x4 livrés aux Grands Lacs et des longueurs assorties ont respectivement augmenté de 122 $ US le millier de pieds mesure de planche et de 195 $ US le millier de pieds mesure de planche, comparativement au deuxième trimestre de 2003. Nos prix libellés en dollars canadiens ont connu une augmentation moindre, étant donné qu'ils sont tributaires des prix libellés en dollars US. Depuis le début de l'exercice, nos prix de vente réalisés des colombages 2x4 livrés aux Grands Lacs et des longueurs assorties ont augmenté en moyenne de 89 $ US le millier de pieds mesure de planche et de 161 $ US le millier de pieds mesure de planche, respectivement, en 2004 comparativement à 2003.

Exploitation

Au cours du premier semestre de 2003, l'exploitation de nos établissements avait subi l'effet négatif des fermetures temporaires d'usines. Notre scierie à Sainte-Marie a été fermée en 2002 en raison du conflit canado-américain sur le bois d'œuvre de résineux et n'a été rouverte qu'à la fin du mois de mai 2003. Par ailleurs, notre scierie à Grand-Remous a cessé ses activités en 2002 à la suite d'un conflit entre la *Barriere Lake First Nation* et les gouvernements du Québec et du Canada et n'a été rouverte qu'à la fin du mois d'avril 2003. La vente de notre établissement de bois d'œuvre de feuillus à Sault Ste-Marie en mars 2003 et de l'établissement de seconde transformation à Daveluyville en avril 2003 a également eu des conséquences négatives sur nos exploitations au deuxième trimestre de 2003. De plus, la prolongation des fermetures du temps des Fêtes de plusieurs scieries afin d'éviter l'accumulation des stocks dans un contexte de baisse de prix a également eu des conséquences négatives sur nos exploitations au premier semestre de 2003.

Tout au long du premier trimestre de 2004, l'exploitation de nos établissements a également été touchée par des fermetures temporaires. La production à notre scierie à White River, qui avait été interrompue au milieu de l'année 2003 en raison de conditions de marché difficiles, de la surcapacité au sein du marché nord-américain et du conflit canado-américain sur le bois d'œuvre de résineux, n'a repris ses activités qu'à la fin du mois de février 2004. De plus, des interruptions de travail chez un transporteur et des températures particulièrement froides ont influé négativement sur notre productivité.

Au premier trimestre de 2004, nous avons annoncé la réduction des activités de notre scierie à Chapleau à un quart de travail à compter du 30 avril 2004, en raison de la forte diminution des approvisionnements en fibre. Nous prévoyons que cette décision touchera environ 64 employés pour une période de temps indéterminée.

Au cours du premier trimestre de 2004, nous avons formé une coentreprise à parts égales avec Gogama Forest Products Ltd. créant ainsi une exploitation totalement intégrée comprenant une scierie, un séchoir et un atelier de rabotage. Cette dernière produira annuellement approximativement 60 millions de pieds mesure de planche de bois qui étaient préalablement séchés et rabotés à notre usine à Sault Ste-Marie.

Nous poursuivons la réalisation de nos programmes de modernisation des scieries visant à accroître la rentabilité de notre secteur du bois. Depuis le début de l'exercice, les scieries à Matagami, à Ste-Marie, à Timmins et à Malartic ont affiché des gains de productivité par rapport à la période correspondante de 2003. Nous continuerons d'examiner les occasions d'améliorer davantage la rentabilité du secteur du bois au moyen de compressions de coûts additionnelles et d'options stratégiques.

Emballages

Information choisie		Trois mois terminés le 30 juin 2004	2003	Six mois terminés le 30 juin 2004	2003
(en millions de dollars canadiens, sauf indication contraire)					
Ventes		**161**	162	**305**	318
BAIIA		**16**	21	**35**	40
Bénéfice d'exploitation		**8**	13	**19**	24
Bénéfice d'exploitation, avant éléments spécifiés		**12**	13	**17**	24
Expéditions[1] :					
Cartons-caisses (en milliers de TC)		**80**	77	**157**	160
Cartonnages ondulés (en millions de pieds carrés)		**1 699**	1 737	**3 329**	3 287
Prix nominaux de référence[2] :					
Papier couverture kraft non-blanchi, 42 lb Est	($ US/tonne)	**462**	425	**437**	427
Indice des prix de vente[3] – secteur des emballages		**97**	95	**94**	93

[1] Soit 50 % des expéditions aux clients externes de Norampac.
[2] Source : *Pulp & Paper Week*. Ainsi, ces prix ne reflètent pas nécessairement nos prix de vente réalisés.
[3] L'indice des prix de vente est dérivé des prix de vente de la majorité de nos produits, pondérés en fonction de la capacité de production, en relation avec les prix moyens de cycle. Les prix moyens de cycle découlent d'un consensus d'analystes sur les prix normalisés au 30 novembre 2003. Voir « Analyse de sensibilité ».

Ventes et bénéfice d'exploitation
Notre quote-part de 50 % des ventes de Norampac s'est établie à 161 millions de dollars au cours du deuxième trimestre de 2004, en baisse de un million de dollars, soit moins de 1 %, par rapport au deuxième trimestre de 2003. La stabilité des ventes s'explique avant tout par l'incidence négative de l'affaiblissement du dollar US sur les prix de vente et par la baisse des expéditions des cartonnages ondulés, facteurs presque complètement compensés par l'accroissement des expéditions de cartons-caisses. Pour le semestre terminé le 30 juin 2004, notre quote-part de 50 % des ventes de Norampac a totalisé 305 millions de dollars, en baisse de 13 millions de dollars, soit 4 %, par rapport à la même période l'an dernier. Cette diminution est imputable principalement à l'incidence négative de l'affaiblissement du dollar US sur les prix de vente et à la baisse des expéditions de cartons-caisses, facteurs en partie compensés par l'accroissement des expéditions de cartonnages ondulés attribuable aux acquisitions récentes.

Notre quote-part de 50 % du bénéfice d'exploitation de Norampac s'est chiffrée à huit millions de dollars au deuxième trimestre de 2004 (soit 12 millions de dollars, abstraction faite des éléments spécifiés), en baisse de un million de dollars par rapport à 13 millions de dollars lors du trimestre correspondant de 2003. Cette diminution est avant tout attribuable aux facteurs précités ayant influé sur les ventes, ainsi qu'à l'augmentation des frais de transport et de l'énergie, facteurs en partie compensés par la baisse des coûts de la fibre achetée. Pour le semestre terminé le 30 juin 2004, notre quote-part du bénéfice d'exploitation de Norampac a totalisé 19 millions de dollars (soit 17 millions de dollars, abstraction faite des éléments spécifiés) comparativement à 24 millions de dollars à la même période l'an dernier. Cette diminution de sept millions de dollars, ou 29 %, du bénéfice d'exploitation depuis le début de l'exercice s'explique principalement par les facteurs précités ayant influé sur les ventes, ainsi que par la hausse des frais de transport. La baisse des coûts de la fibre achetée et de l'énergie ont limité cette baisse du bénéfice d'exploitation.

Conjoncture des prix
Au cours du deuxième trimestre de 2004, les prix plus élevés des cartons-caisses et des cartonnages ondulés, libellés en dollars US, ont subi l'incidence négative de l'affaiblissement du dollar US de sorte que les prix de vente canadiens moyens observés ont été inférieurs à ceux du deuxième trimestre de 2003. Depuis le début de l'exercice, les prix de vente canadiens moyens observés ont été inférieurs en raison des facteurs précités.

Au cours du premier trimestre de 2004, une majoration de prix de 50 $ US la tonne applicable aux cartons-caisses a pris effet le 23 février 2004. Une seconde majoration de prix de 50 $ US la tonne, annoncée au cours du deuxième trimestre de 2004 avec prise d'effet le 1er juillet 2004, a été mise en œuvre.

Au cours du premier trimestre de 2004, une majoration de prix de 8,5 % applicable aux boîtes en carton ondulé a pris effet le 23 mars 2004. Une seconde majoration de prix de 10 % a été annoncée au cours du deuxième trimestre de 2004 avec prix d'effet le 19 juillet 2004.

Exploitation

Au cours du deuxième trimestre de 2004, le taux d'utilisation de la capacité de production des usines de cartons-caisses de Norampac en Amérique du Nord, excluant l'usine de fabrication de Burnaby présentement en grève, a été d'environ 94 %, en hausse par rapport à 91 % au cours du deuxième trimestre de 2003.

En outre, le niveau d'intégration nord-américain de Norampac, soit le pourcentage de cartons-caisses produits par Norampac consommés par ses propres caisseries, est passé à 65 % au deuxième trimestre de 2004, en hausse par rapport à 63 % au même trimestre en 2003.

Charge de financement et impôts sur les bénéfices

Charge de financement

La charge de financement s'est chiffrée à 41 millions de dollars au deuxième trimestre de 2004, comparativement à 48 millions de dollars au même trimestre en 2003. Abstraction faite des éléments spécifiés, la charge de financement a totalisé 39 millions de dollars au deuxième trimestre de 2004, contre 41 millions de dollars au trimestre correspondant de l'année précédente. Cette diminution de deux millions de dollars reflète la baisse des taux d'intérêt au Canada et l'incidence de l'affaiblissement du dollar US sur nos dépenses d'intérêts libellés en dollars US, facteurs en partie atténués par un niveau d'endettement plus élevé. Pour le semestre terminé le 30 juin 2004, la charge de financement s'est établie à 80 millions de dollars (soit 77 millions de dollars, abstraction faite des éléments spécifiés) comparativement à 89 millions de dollars à la période correspondante de 2003 (soit 84 millions de dollars, abstraction faite des éléments spécifiés). Cette diminution est, avant tout, attribuable aux facteurs précités.

Impôts sur les bénéfices

Le recouvrement fiscal au deuxième trimestre de 2004 s'est chiffré à 11 millions de dollars, par opposition à des impôts sur les bénéfices de un million de dollars au deuxième trimestre de 2003. Pour le semestre terminé le 30 juin 2004, le recouvrement fiscal a totalisé 38 millions de dollars, comparativement à des impôts sur les bénéfices de 12 millions de dollars lors de la période correspondante de 2003. Les fluctuations dans la dépense/le recouvrement d'impôts au cours de ces périodes sont la conséquence d'une combinaison de facteurs, dont un rajustement de recouvrement d'impôt de quatre millions de dollars au deuxième trimestre de 2004 à la suite de la réévaluation des impôts des exercices antérieurs par l'administration fiscale, l'effet relatif des écarts permanents dans des situations de profits et de pertes minimaux, la répartition et le niveau des bénéfices entre les diverses administrations fiscales et les différences dans les taux d'imposition applicables à nos filiales étrangères.

Bilan

Notre actif total consolidé s'est établi à 5 999 millions de dollars au 30 juin 2004, comparativement à 5 847 millions de dollars au 31 décembre 2003. Les débiteurs se sont chiffrés à 298 millions de dollars au 30 juin 2004, en hausse de 101 millions de dollars par rapport à 197 millions de dollars au 31 décembre 2003. Cette augmentation reflète surtout la progression des ventes au cours du mois de juin 2004 comparativement au mois de décembre 2003 en raison de la demande et des fluctuations saisonnières, de même que l'incidence positive du raffermissement du dollar US, compte tenu des taux de change de fin de mois, sur nos débiteurs libellés en dollars US. Au 30 juin 2004, les stocks totalisaient 665 millions de dollars, en baisse de cinq millions de dollars, comparativement à 670 millions de dollars au 31 décembre 2003. Cette diminution reflète avant tout l'accroissement des expéditions par rapport à la production et l'effet de programmes d'allègement des stocks, en partie annulés par l'incidence positive du raffermissement du dollar US, compte tenu des taux de change de fin de mois, sur nos stocks libellés en dollars US. Les terrains, bâtiments et matériel ont totalisé 4 524 millions de dollars au 30 juin 2004, contre 4 532 millions de dollars au 31 décembre 2003. Cette baisse de huit millions de dollars s'explique surtout par la diminution des dépenses en immobilisations par rapport à la charge d'amortissement, atténuée par l'incidence du raffermissement du dollar US, compte tenu des taux de change de fin de mois, sur les éléments d'actif de nos usines aux États-Unis. Les autres éléments d'actif se sont chiffrés à 228 millions de dollars au 30 juin 2004, en regard de 212 millions de dollars au 31 décembre 2003. Cette hausse de 16 millions de dollars est surtout due à l'augmentation de la capitalisation de

nos actifs des régimes de retraite comparativement à notre charge de retraite ainsi qu'au gain non réalisé provenant de l'évaluation à la juste valeur des ententes de swaps de marchandise de Norampac (débiteur à long terme) au cours du semestre terminé le 30 juin 2004.

Les comptes fournisseurs et autres créditeurs se sont chiffrés à 648 millions de dollars au 30 juin 2004, soit un niveau relativement stable par rapport à 652 millions de dollars au 31 décembre 2003. Cette stabilité s'explique par la hausse des courus au titre des régimes de retraite et de l'environnement qui ont été transférés du poste Autres éléments de passif à long terme à mesure qu'ils sont devenus courants, de même que par l'incidence négative du raffermissement du dollar US, compte tenu des taux de change de fin de mois, sur nos comptes fournisseurs et autres créditeurs libellés en dollars US, facteurs annulés par la baisse des courus reliés aux employés et aux projets en immobilisations en raison du calendrier des paiements et d'autres questions d'échéances. La dette à long terme (incluant la tranche de la dette échéant à moins de un an) s'est chiffrée à 2 262 millions de dollars au 30 juin 2004, en hausse de 203 millions de dollars comparativement à 2 059 millions de dollars au 31 décembre 2003. Cette augmentation reflète principalement nos emprunts plus élevés en vertu de notre facilité de crédit renouvelable. L'incidence négative du raffermissement du dollar US, compte tenu des taux de change de fin de mois, sur notre dette libellée en dollars US explique également l'augmentation de notre dette à long terme. Les redressements cumulés de conversion des devises étrangères représentaient une somme négative de 113 millions de dollars au 30 juin 2004, comparativement à une somme négative de 145 millions de dollars au 31 décembre 2003. Cette variation reflète principalement l'incidence nette du raffermissement du dollar US sur l'actif net de nos filiales américaines autonomes, soit 80 millions de dollars, déduction faite de l'incidence du raffermissement du dollar US sur la dette à long terme désignée comme couverture de cet actif, soit 58 millions de dollars, et de son effet fiscal correspondant, soit 10 millions de dollars.

Liquidités et ressources financières

Information choisie	Trois mois terminés le 30 juin 2004	Trois mois terminés le 30 juin 2003	Six mois terminés le 30 juin 2004	Six mois terminés le 30 juin 2003
(en millions de dollars canadiens, sauf indication contraire)				
Flux de trésorerie provenant des activités d'exploitation avant les variations des éléments du fonds de roulement et autres éléments	**83**	112	**100**	245
Variations des éléments du fonds de roulement et autres éléments	**(7)**	33	**(93)**	(124)
Flux de trésorerie provenant des activités d'exploitation	**76**	145	**7**	121
Acquisitions nettes de terrains, bâtiments et matériel	**(50)**	(43)	**(91)**	(84)
Flux de trésorerie disponibles[1]	**26**	102	**(84)**	37

	Le 30 juin 2004	Le 31 déc. 2003
Ratio de la dette nette aux capitaux totaux[2] (%)	**51**	48

[1] Les flux de trésorerie disponibles sont une mesure non conforme aux PCGR, que nous définissons comme la somme qui correspond à l'excédent des flux de trésorerie provenant des activités d'exploitation conformément aux PCGR sur les acquisitions nettes de terrains, bâtiments et matériel conformément aux PCGR. Nous utilisons cette mesure pour évaluer notre capacité et celle de nos secteurs d'activité de s'acquitter du service de la dette et de payer des dividendes à nos actionnaires. Par conséquent, nous estimons qu'il est utile d'informer les investisseurs et autres utilisateurs sur une mesure qui leur permet de mieux évaluer notre rendement. La mesure des flux de trésorerie disponibles n'a aucune signification normalisée prescrite par les PCGR et n'est pas nécessairement comparable à des mesures similaires présentées par d'autres compagnies et, par conséquent, ne devrait pas être considérée isolément.

[2] Le ratio de la dette nette aux capitaux totaux est une mesure non conforme aux PCGR (voir tableau « Ratio de la dette nette aux capitaux totaux »). Nous suivons cette mesure afin de mieux évaluer notre position d'endettement. Par conséquent, nous estimons qu'il est utile d'informer les investisseurs et autres utilisateurs sur cette mesure, afin qu'ils puissent mieux évaluer notre rendement. Le ratio de la dette nette aux capitaux totaux n'a aucune signification normalisée prescrite par le PCGR et n'est pas nécessairement comparable à des mesures similaires présentées par d'autres entreprises et, par conséquent, ne devrait pas être considéré isolément.

Nos principaux besoins en espèces ont trait au fonds de roulement, aux dépenses en immobilisations, aux paiements du capital et des intérêts sur la dette, ainsi qu'aux paiements de dividendes. Nous prévoyons nous procurer les liquidités dont nous avons besoin surtout au moyen des fonds autogénérés liés à nos exploitations et, dans la mesure nécessaire, au moyen d'emprunts en vertu de notre facilité de crédit renouvelable. Nous avons aussi la capacité de financer nos besoins en liquidités par l'émission de titres de dette ou d'actions. L'accès au financement par émission de dette et son coût dépendent, entre autres, de nos cotes de crédit.

Activités d'exploitation

Nos flux de trésorerie provenant des activités d'exploitation au deuxième trimestre de 2004 se sont établis à 76 millions de dollars, en regard de 145 millions de dollars lors de la période correspondante en 2003. Cette diminution de 69 millions de dollars est surtout attribuable aux besoins accrus en fonds de roulement au deuxième trimestre de 2004 comparativement au même trimestre en 2003 en raison des fluctuations au chapitre des fournisseurs et autres créditeurs, des stocks et des autres taxes à payer. La baisse du BAIIA au deuxième trimestre de 2004 comparativement au même trimestre en 2003, expliquée précédemment, a aussi joué un rôle dans la diminution des flux de trésorerie provenant des activités d'exploitation. Depuis le début de l'exercice 2004, les flux de trésorerie provenant des activités d'exploitation ont totalisé sept millions de dollars comparativement à 121 millions de dollars pour la même période en 2003. La diminution reflète principalement la baisse marquée du BAIIA expliquée précédemment. Le premier semestre de l'année se ressent généralement de besoins saisonniers élevés en fonds de roulement. Nos besoins en flux de trésorerie provenant des activités d'exploitation ont principalement trait aux salaires et avantages sociaux, aux achats de fibre, d'énergie et de matières premières, ainsi qu'à d'autres dépenses tels les impôts fonciers.

Au cours du premier trimestre de 2004, nous avons réglé par anticipation des ententes de swaps de taux d'intérêt qui avaient initialement été désignées comme couverture de la juste valeur des billets 5,375 % échéant en novembre 2013, pour une contrepartie nette reçue de 20 millions de dollars (15 millions de dollars US). Le gain de 17 millions de dollars, constaté aux « Autres éléments de passif et crédits reportés », sera amorti sur la période originellement désignée comme couverture des billets 5,375 % échéant en novembre 2013.

Nous vendons une partie de nos débiteurs canadiens et américains dans le cadre de programmes de titrisation. Nous utilisons la titrisation de débiteurs comme alternative au financement traditionnel en réduisant nos besoins en fonds de roulement. Au 30 juin 2004, la valeur des débiteurs titrisés représentait 256 millions de dollars, comparativement à 227 millions de dollars au 31 décembre 2003.

Nous prévoyons poursuivre la vente de débiteurs sur une base continue en raison des taux d'escompte intéressants. Si nous décidions de mettre fin à ces programmes, nos besoins au chapitre du fonds de roulement et de la dette bancaire augmenteraient. La vente de débiteurs est conditionnelle au fait que la Société maintienne les cotes de crédit spécifiées. La perte de ces cotes de crédit, en l'absence de renonciations appropriées, engendrerait une augmentation de nos besoins au chapitre du fonds de roulement et de la dette bancaire.

Activités d'investissement

Nos flux de trésorerie affectés aux activités d'investissement ont totalisé 58 millions de dollars au deuxième trimestre de 2004 comparativement à 53 millions de dollars à la même période en 2003, et ont totalisé 99 millions de dollars depuis le début de l'exercice 2004 comparativement à 94 millions de dollars à la même période l'année précédente. L'augmentation des acquisitions nettes de terrains, bâtiments et matériel a été en partie atténuée par la diminution des flux de trésorerie affectés aux acquisitions de Norampac au cours des deux périodes faisant l'objet de comparaisons. Nous avons l'intention de limiter nos dépenses en immobilisations à un niveau bien en deçà de 75 % de l'amortissement en 2004, soit 290 millions de dollars, y compris environ 120 millions de dollars pour les dépenses en immobilisations affectées au maintien à long terme de nos équipements.

Nous avons généré des flux de trésorerie disponibles de 26 millions de dollars au deuxième trimestre de 2004 comparativement à 102 millions de dollars au deuxième trimestre de 2003. Pour le semestre terminé le 30 juin 2004, les flux de trésorerie disponibles ont totalisé un montant négatif de 84 millions de dollars comparativement à un montant positif de 37 millions de dollars au même trimestre l'an dernier. La baisse des flux de trésorerie disponibles est attribuable à la diminution des flux de trésorerie liés aux activités d'exploitation.

Activités de financement

Nos flux de trésorerie affectés aux activités de financement au deuxième trimestre de 2004 se sont chiffrés à 11 millions de dollars, comparativement à 106 millions de dollars à la période correspondante de 2003. La diminution des flux de trésorerie affectés aux activités de financement est attribuable aux remboursements moins élevés de la dette à long terme et de la facilité de crédit renouvelable d'un trimestre à l'autre, déduction faite des activités de refinancement de Norampac au deuxième trimestre de 2003. Pour le semestre terminé le 30 juin 2004, les flux de trésorerie provenant des activités de financement se sont élevés à 122 millions de dollars, comparativement aux flux de trésorerie affectés aux activités de financement de 26 millions de dollars lors de la période correspondante de 2003 et s'expliquent par les facteurs précités.

Ratio de la dette nette aux capitaux totaux	Au 30 juin **2004**	Au 31 déc. 2003
(en millions de dollars canadiens, sauf indication contraire)		
Dette bancaire	**26**	19
Dette à long terme (incluant la portion échéant à moins de un an)	**2 262**	2 059
Espèces et quasi-espèces	**(77)**	(48)
Dette nette	**2 211**	2 030
Avoir des actionnaires	**2 139**	2 167
Capitaux totaux	**4 350**	4 197
Dette nette aux capitaux totaux (%)	**51**	48

Notre ratio de la dette nette aux capitaux totaux était de 51 % au 30 juin 2004, par rapport à 48 % au 31 décembre 2003. L'endettement net, y compris notre quote-part de 50 % dans l'endettement net de Norampac, soit 203 millions de dollars, s'élevait à 2 211 millions de dollars au 30 juin 2004. Par comparaison, au 31 décembre 2003, l'endettement net était de 2 030 millions de dollars, lequel incluait notre quote-part de 50 % dans l'endettement net de Norampac, soit 180 millions de dollars. Cette augmentation de 181 millions de dollars de l'endettement net est en grande partie attribuable aux emprunts plus élevés en vertu de nos facilités de crédit et à l'incidence négative du raffermissement du dollar US, compte tenu des taux de change de fin de mois, sur notre dette libellée en dollars US.

Au 30 juin 2004, la tranche restante du prêt bancaire à terme de 1 milliard de dollars US, conclu initialement dans le but de financer notre acquisition de quatre usines aux États-Unis en 2001, se chiffrait à 74 millions de dollars US (99 millions de dollars), comparativement à 76 millions de dollars US (99 millions de dollars) au 31 décembre 2003. Le prêt à terme porte intérêt au taux LIBOR en dollars US ou au taux préférentiel aux États-Unis, auquel est ajoutée une marge qui varie en fonction de la cote de crédit de Domtar.

Au 30 juin 2004, une tranche de 116 millions de dollars US (155 millions de dollars) de notre facilité de crédit renouvelable de 500 millions de dollars US avait été prélevée, des lettres de crédit émises totalisaient huit millions de dollars US (11 millions de dollars) et une somme de 17 millions de dollars US (23 millions de dollars) avait été prélevée sous forme de découvert et incluse dans la « Dette bancaire », de sorte que les disponibilités en vertu de cette facilité étaient de 359 millions de dollars US (481 millions de dollars). Aucune provision n'a été comptabilisée relativement aux lettres de crédit émises car nous utilisons ces lettres de crédit pour garantir nos propres obligations envers des tiers. Au 31 décembre 2003, une somme de 23 millions de dollars US (30 millions de dollars) avait été prélevée, des lettres de crédit émises totalisaient huit millions de dollars US (10 millions de dollars) et une somme de cinq millions de dollars US (sept millions de dollars) avait été prélevée sous forme de découvert et incluse dans la « Dette bancaire ». Nos emprunts en vertu de la facilité de crédit renouvelable existante portent intérêt à un taux fondé sur les acceptations bancaires en dollars canadiens ou sur le taux LIBOR en dollars US ou sur le taux préférentiel, auquel est ajouté une marge qui varie en fonction de la cote de crédit de Domtar. Cette facilité de crédit exige des frais d'engagement en vertu de pratiques bancaires courantes.

Nos conventions d'emprunt comportent des clauses restrictives. En particulier, notre facilité de crédit renouvelable non garantie comporte des clauses qui exigent que nous nous conformions à certains ratios financiers sur une base trimestrielle. Aussi, les conventions de fiducie relatives aux débentures 10 % et 10,85 % limitent le montant de dividendes que nous pouvons verser, le montant d'actions que nous pouvons racheter aux fins d'annulation et le montant des nouveaux emprunts que nous pouvons contracter.

Au cours du deuxième trimestre de 2004, nous avons émis des actions ordinaires pour une valeur de six millions de dollars (13 millions de dollars depuis

le début de l'exercice) dans le cadre de nos régimes d'options et d'achat d'actions, contre deux millions de dollars au cours du deuxième trimestre de 2003 (six millions de dollars au cours du premier semestre de 2003). Nous n'avons racheté aucune de nos actions ordinaires aux fins d'annulation au cours des semestres terminés le 30 juin 2004 et le 30 juin 2003.

Au 30 juillet 2004, nous avions 229 960 341 actions ordinaires, 69 576 actions privilégiées de série A et 1 530 000 actions privilégiées de série B, qui étaient émises et en circulation.

Au 30 juillet 2004, nous avions 5 498 834 options d'achat d'actions ordinaires octroyées et non levées en vertu du régime d'options et d'achat d'actions des cadres supérieurs.

Opérations hors bilan

Dans le cours normal des activités, nous finançons hors bilan certaines de nos activités en ayant recours à des contrats de location et à la titrisation. La description de ces opérations et leur incidence sur nos résultats d'exploitation et sur notre situation financière pour l'exercice terminé le 31 décembre 2003 figurent à la page 56 de notre rapport annuel 2003[1] et n'ont pas changé de façon significative depuis le 31 décembre 2003.

Garanties

Domtar a donné certaines garanties en ce qui a trait à ses régimes de retraite, son acquisition de E.B. Eddy en 1998, ses ventes d'unités d'exploitation et de biens immobiliers, ses conventions de dette et ses contrats de location. La description de ces garanties et leur incidence sur nos résultats d'exploitation et sur notre situation financière pour l'exercice terminé le 31 décembre 2003 figurent aux pages 56 et 57 de notre rapport annuel 2003[1] et n'ont pas changé de façon significative depuis le 31 décembre 2003.

Obligations contractuelles et engagements commerciaux

Dans le cours normal des activités, nous concluons des obligations contractuelles et des engagements commerciaux, notamment en ce qui a trait aux débentures et aux billets, aux contrats de location-exploitation, aux lettres de crédits, et autres. Le sommaire de nos obligations et de nos engagements au 31 décembre 2003 figure à la page 57 de notre rapport annuel 2003[1] et n'a pas changé de façon significative depuis le 31 décembre 2003.

Pour l'avenir prévisible, nous prévoyons que les flux de trésorerie provenant des activités d'exploitation et de nos diverses sources de financement seront suffisants pour respecter nos obligations contractuelles et nos engagements commerciaux.

[1] Notre rapport annuel 2003 peut être consulté sur notre site web au *www.domtar.com*.

Données financières trimestrielles choisies

Des données financières trimestrielles choisies pour les dix trimestres les plus récents compris dans la période terminée le 30 juin 2004 sont présentées ci-dessous :

Données financières trimestrielles choisies	1er	2e	3e	4e	2002 Année	1er	2e	3e	4e	2003 Année	1er	**2004** 2e
(en millions de dollars canadiens, sauf indication contraire)												
Ventes	1 421	1 485	1 499	1 454	5 859	1 388	1 336	1 266	1 177	5 167	1 225	**1 346**
BAIIA	142	217	233	217	809	176	152	131	57	516	58	**122**
Bénéfice (perte) d'exploitation	32	118	136	98	384	78	56	36	(262)	(92)	(33)	**28**
Avant éléments spécifiés	77	118	136	116	447	73	55	31	(30)	129	(31)	**33**
Bénéfic net (perte nette)	(11)	55	59	38	141	27	8	3	(228)	(190)	(44)	**(1)**
Avant éléments spécifiés	19	54	60	50	183	22	12	–	(40)	(6)	(41)	**3**
Bénéfice net (perte nette) par action (en dollars) :												
De base	(0,05)	0,24	0,26	0,17	0,62	0,12	0,03	0,01	(1,00)	(0,84)	(0,19)	**(0,01)**
De base, avant éléments spécifiés	0,08	0,24	0,26	0,22	0,80	0,09	0,05	–	(0,18)	(0,04)	(0,18)	**0,01**
Dilué(e)	(0,05)	0,24	0,26	0,17	0,61	0,12	0,03	0,01	(1,00)	(0,84)	(0,19)	**(0,01)**
Indice des prix de vente (%)	90	92	93	92	92	93	95	91	90	92	89	**96**
Ratio des expéditions par rapport à la capacité de production pour nos papiers (%)	94	93	98	94	95	91	92	92	88	91	98	**97**
Cours moyen du dollar												
$ CAN	1,594	1,554	1,563	1,569	1,570	1,510	1,398	1,380	1,316	1,401	1,318	**1,359**
$ US	0,627	0,644	0,640	0,637	0,637	0,662	0,715	0,725	0,760	0,714	0,759	**0,736**

Les ventes et le bénéfice d'exploitation ont accusé une baisse constante depuis le début de 2003 jusqu'à la fin du premier trimestre de 2004. Cette baisse est essentiellement attribuable à l'affaiblissement constant du dollar US et à l'environnement de bas prix continu, comme l'indique notre indice des prix de vente. De surcroît, la faiblesse des expéditions a aussi influé sur nos résultats. Nos programmes d'amélioration de la qualité et de la rentabilité inaugurés en 2002 ont joué un rôle dans la réalisation de résultats positifs cette année-là, mais ont été entravés par des conditions de marché difficiles en 2003. Par contre, si l'on exclut l'incidence de la baisse des expéditions, ces initiatives nous ont permis de plus que compenser l'effet de l'inflation sur les salaires et les avantages sociaux. Nous prévoyons renforcer ces programmes de manière à réduire davantage nos coûts.

Le premier semestre de 2004 laisse entrevoir les premiers signes de reprise en termes de demande, et notre ratio des expéditions par rapport à la capacité de production pour nos papiers a grimpé à 97 % par rapport au creux de 88 % enregistré au quatrième trimestre de 2003. Nos résultats au premier trimestre de 2004 continuent de suivre la tendance de notre rendement au quatrième trimestre de 2003. Cette situation est surtout imputable au fait que l'augmentation des expéditions et les efforts soutenus en matière de réduction de coûts ont été atténués par la baisse des prix de vente. Par contre, le deuxième trimestre de 2004 laisse entrevoir une amélioration marquée par rapport au premier trimestre de 2004 en raison de l'augmentation des prix de vente de tous nos produits, les majorations de prix annoncées étant mises en œuvre sur le marché, comme l'indique notre indice des prix de vente qui s'est établi à 96 % au deuxième trimestre de 2004 contre 89 % au premier trimestre de 2004.

En outre, face à la faiblesse constante du dollar US et à l'environnement de bas prix, nous avons poursuivi la restructuration de notre groupe des exploitations canadiennes de la fabrication de pâte et papier afin de nous assurer que ces exploitations demeurent rentables lorsque le dollar canadien vaut 75 cents par rapport au dollar US et que les prix de vente des papiers sont à des niveaux de bas de cycle. Nous prévoyons que cette initiative devrait, de pair avec la réorganisation de notre usine de papier à Vancouver, générer des économies annuelles d'environ

50 millions de dollars une fois entièrement mise en œuvre. Cette initiative joue un rôle important dans le cadre de nos efforts pour améliorer notre rentabilité de l'ordre de 200 millions de dollars afin d'être en mesure d'atteindre notre objectif d'offrir un rendement de l'avoir des actionnaires de 15 % pendant un cycle d'affaires. Le reste des économies, soit 150 millions de dollars, devrait être réalisé en 2004 et en 2005 et proviendra des programmes d'amélioration de la qualité et de la rentabilité, incluant les avantages résultant du déploiement d'un système de PRO, de la mise en service d'un nouveau système de logistique d'expédition du papier et de gestion des transports alliés aux ateliers d'amélioration continue Kaïzen.

En général, les deuxièmes et troisièmes trimestres sont meilleurs en termes de résultats en raison de facteurs saisonniers car la demande s'intensifie habituellement au printemps et en été.

Changements de conventions comptables

Principes comptables généralement reconnus
et présentation des états financiers

Le 1er janvier 2004, nous avons adopté les nouvelles recommandations de l'Institut Canadien des Comptables Agréés (ICCA) publiées dans les nouveaux chapitres du Manuel : le chapitre 1100, « Principes comptables généralement reconnus » et le chapitre 1400, « Normes générales de présentation des états financiers ». Le chapitre 1100 décrit ce que sont les principes comptables généralement reconnus (PCGR) du Canada et indique les sources de ces principes. De plus, il fournit des indications sur les sources à consulter dans le choix des conventions comptables à employer et dans la détermination des informations à fournir et ce, lorsqu'un sujet n'est pas traité explicitement dans les sources premières des PCGR, établissant ainsi une nouvelle codification de la hiérarchie des PCGR canadiens. Quant au chapitre 1400, il donne des directives générales sur la présentation des états financiers et clarifie en quoi consiste une image fidèle selon les PCGR.

Par conséquent, nous avons reclassé les frais de livraison ainsi que les droits compensatoires et antidumping imposés aux exportateurs de bois d'œuvre de résineux aux États-Unis du poste Ventes au poste Coût des produits vendus. Pour les périodes de trois mois et six mois terminées le 30 juin 2004, les frais de livraison s'élevaient à 99 millions de dollars et à 184 millions de dollars, respectivement (2003 – 85 millions de dollars et 169 millions de dollars, respectivement) et les droits compensatoires et antidumping s'élevaient à 21 millions de dollars et à 33 millions de dollars, respectivement (2003 – 11 millions de dollars et 19 millions de dollars, respectivement).

L'adoption de ces recommandations n'a pas d'autres répercussions importantes sur les états financiers consolidés intermédiaires non vérifiés.

Relations de couverture

Le 1er janvier 2004, nous avons adopté les nouvelles recommandations de l'ICCA concernant la comptabilité relative aux relations de couverture publiées dans la note d'orientation 13 (NOC-13), « Relations de couverture ». La note d'orientation traite de l'identification, de la désignation, de la documentation et de l'efficacité des relations de couverture, aux fins de l'application de la comptabilité de couverture. Elle traite également de la cessation de la comptabilité de couverture et établit des conditions préalables qui devront être satisfaites pour pouvoir appliquer la comptabilité de couverture. En vertu de cette note d'orientation, les informations relatives aux relations de couverture doivent être documentées, et l'efficacité de la couverture doit être démontrée et documentée. En date du 1er janvier 2004, nous avons en place toute la documentation relative aux relations de couverture nécessaires pour pouvoir appliquer la comptabilité de couverture dans le cas des swaps de taux d'intérêt, des contrats de change à terme, des options sur devises, et des swaps liés au prix du mazout.

Pour nos ententes de swaps de pâte, ainsi que de vieux cartonnages ondulés, de papier kraft non blanchi et de papier cannelure semi-chimique, nous ne rencontrons pas les conditions d'efficacité de couverture. Nous devons donc comptabiliser ces contrats à la juste valeur. La juste valeur de ces ententes est réévaluée à chaque trimestre et un gain ou une perte est constaté aux résultats consolidés. Bien que ces ententes de swaps de marchandises ne rencontrent pas les conditions de la NOC-13, nous croyons que d'un point de vue opérationnel et de flux de trésorerie, ces ententes sont efficaces à gérer notre exposition au risque. Pour les périodes de trois mois et six mois terminées le 30 juin 2004, une perte de cinq millions de dollars et un gain de un millions de dollars, respectivement, sont inclus aux Frais de vente, généraux et d'administration représentant la perte ou le gain sur ces ententes de swaps de marchandises.

Obligations liées à la mise hors service d'immobilisations

Le 1er janvier 2004, nous avons adopté rétroactivement avec redressement des périodes antérieures les nouvelles recommandations de l'ICCA publiées dans le nouveau chapitre du Manuel : le chapitre 3110 « Obligations liées à la mise hors service d'immobilisations». Selon ce chapitre, les entités sont tenues de constater une obligation à sa juste valeur dans la période au cours de laquelle naît une obligation juridique liée à la mise hors service d'une immobilisation. Les coûts qui en découlent sont capitalisés

et augmentent la valeur comptable de l'immobilisation en cause et sont amortis sur sa durée de vie utile restante. L'obligation est évaluée en utilisant un taux d'intérêt sans risque ajusté en fonction de la qualité du crédit. Les principes qui sous-tendent le chapitre 3110 sont analogues aux exigences du SFAS 143, « Accounting for Asset Retirement Obligations » adopté aux fins des PCGR des États-Unis le 1er janvier 2003. Les obligations liées à la mise hors service d'immobilisations visées par le chapitre 3110 étaient initialement rattachées aux obligations relatives au recouvrement de sites d'enfouissement, à l'élimination de l'amiante sur du matériel et à la démolition de certains bâtiments abandonnés. Pour ces immobilisations, une obligation doit être initialement constatée dans la période au cours de laquelle il existe une information suffisante pour estimer une fourchette de dates de règlement potentielles. Pour les périodes de trois mois et six mois terminées le 30 juin 2004, l'adoption du chapitre 3110 a eu pour effet d'augmenter la perte nette de 0,6 million de dollars et de 1,2 million de dollars, respectivement (2003 – néant et néant, respectivement). Au 30 juin 2004, l'adoption du chapitre 3110 a aussi eu pour effet de diminuer les bénéfices non répartis à l'ouverture de la période de 4 millions de dollars (2003 – néant), de diminuer les actifs de 0,8 million de dollars (31 décembre 2003 – 8,4 millions de dollars) et d'augmenter les passifs de 0,4 million de dollars (31 décembre 2003 – diminuer les passifs de 4,4 millions de dollars).

Avantages sociaux futurs

Le 1er janvier 2004, l'ICCA a modifié le chapitre 3461 du Manuel, « Avantages sociaux futurs ». Le chapitre 3461 exige la divulgation de renseignements supplémentaires relatifs aux actifs, aux flux de trésorerie et au coût net de prestations périodiques liés aux régimes de retraite à prestations déterminées et autres régimes d'avantages sociaux futurs. Les nouvelles exigences de divulgation annuelles sont en vigueur pour les exercices se terminant à compter du 30 juin 2004 et en ce qui a trait aux périodes intermédiaires, les nouvelles exigences sont en vigueur pour les périodes se terminant à compter de cette date. Au 30 juin 2004, nous avons adopté les amendements au chapitre 3461 de l'ICCA et avons fourni, à la note 10 aux états financiers consolidés intermédiaires non-vérifiés, les renseignements supplémentaires relatifs aux périodes intermédiaires sur les régimes de retraite à prestations déterminées et autres régimes d'avantages sociaux futurs.

Conventions comptables critiques

La préparation des états financiers conformément aux PCGR du Canada exige de la part de la direction certaines estimations et hypothèses qui influent sur nos résultats d'exploitation et sur notre situation financière. Régulièrement, la direction réévalue ses estimations relatives, entre autres, aux questions environnementales, aux durées de vie utile, à la dépréciation d'actifs à long terme et aux écarts d'acquisition, aux régimes de retraite et autres avantages sociaux futurs et aux impôts sur les bénéfices, en fonction de l'information courante disponible. Les résultats réels pourraient différer de ces estimations.

Ces conventions comptables critiques reflètent des questions qui comportent un degré important d'estimation de la part de la direction au sujet d'événements futurs, de même que les jugements les plus complexes et les plus subjectifs, et sont subordonnées à un degré appréciable d'incertitude relativement à la mesure.

L'analyse de la méthodologie et des hypothèses qui sous-tendent ces estimations comptables critiques, leur effet sur nos résultats d'exploitation et sur notre situation financière pour l'exercice terminé le 31 décembre 2003, ainsi que l'incidence des changements sur ces estimations figurent aux pages 62 à 66 de notre rapport annuel 2003[1] et n'ont pas changé de façon significative depuis le 31 décembre 2003.

Risques et incertitudes

Prix des produits

Notre rendement financier est sensible aux prix de vente de nos produits. Les marchés de la plupart des produits de papier, de pâte, de bois d'œuvre et d'emballage sont cycliques et sont influencés par plusieurs facteurs indépendants de notre volonté. Ces facteurs incluent les périodes d'offre excédentaire de produits résultant de l'ajout de capacités de production, les périodes où la demande diminue en raison de la faiblesse de l'activité économique générale en Amérique du Nord ou sur les marchés internationaux, le déstockage chez les clients et les fluctuations des taux de change. En période de prix peu élevés, nous avons connu, et nous pourrions connaître à nouveau, des périodes de baisse de revenus et d'amenuisement des marges entraînant de fortes diminutions de la rentabilité et quelquefois des pertes nettes. Voir l'« Analyse de sensibilité ».

[1] Notre rapport annuel 2003 peut être consulté sur notre site web au *www.domtar.com*.

Risques d'exploitation
Nos activités commerciales sont soumises à des risques d'exploitation, notamment la concurrence, le rendement de fournisseurs et de distributeurs importants, le renouvellement de conventions collectives, les risques liés à la réglementation, l'intégration réussie de nouvelles acquisitions, le maintien en poste de personnel clé et la fiabilité des systèmes informatiques. De plus, les frais d'exploitation de nos activités commerciales pourraient être influencés par des augmentations ou des réductions des prix de l'énergie et d'autres matières premières à la suite de l'évolution de la conjoncture économique ou politique ou en raison de questions particulières liées à l'offre et à la demande.

Taux de change
Les fluctuations du taux de change entre le dollar canadien et le dollar américain influent sur les revenus que nous tirons d'un grand nombre de nos produits. Le prix de ces produits, y compris ceux que nous vendons au Canada, est en général tributaire du prix des produits semblables sur le marché américain. Par conséquent, toute diminution de la valeur du dollar US par rapport au dollar canadien réduit notre rentabilité, comme ce fut le cas en 2003 et au premier semestre de 2004. Les ventes libellées en dollars US, déduction faite des achats libellés en dollars US, représentent environ 1 milliard de dollars US par année. Les intérêts sur notre dette libellée en dollars US réduisent cette somme (environ 0,1 milliard de dollars par année). Les fluctuations du taux de change sont indépendantes de notre volonté, et il se peut que, dans l'avenir, le dollar américain continue de se déprécier par rapport au dollar canadien, ce qui diminuerait les revenus et les marges.

Environnement
Nous sommes assujettis à la réglementation américaine et canadienne relative à l'environnement portant, entre autres, sur les effluents et les émissions atmosphériques, l'exploitation forestière, les activités de sylviculture, la gestion des déchets et la qualité des nappes d'eau souterraines. Cette réglementation nous contraint à obtenir des autorisations des autorités gouvernementales compétentes et à nous conformer aux conditions de ces autorisations. Ces autorités gouvernementales exercent un très grand pouvoir discrétionnaire quant à ces autorisations et quant au moment de leur octroi. L'inobservation des lois, règlements ou conditions des permis applicables en matière d'environnement pourrait entraîner l'imposition d'amendes ou de pénalités ou encore des mesures d'application de la loi par les organismes de réglementation, notamment des ordonnances réglementaires ou judiciaires interdisant ou réduisant certaines activités ou exigeant des mesures correctives, l'installation d'équipement de contrôle environnemental ou des mesures de restauration, ce qui pourrait, dans l'un ou l'autre cas, occasionner des dépenses importantes et porter atteinte à nos résultats financiers et à notre situation financière. De plus, nous pourrions être tenus d'engager d'autres dépenses importantes susceptibles d'influer négativement sur nos résultats financiers et notre situation financière à la suite de modifications apportées aux lois et aux règlements en matière d'environnement et à leur application.

Nous continuons de prendre des mesures correctives en vertu de notre programme de restauration des sols à certains sites que nous exploitions, en particulier dans le secteur de la préservation du bois, en raison de la contamination possible des sols, de sédiments ou de la nappe d'eau souterraine. Les processus d'investigation et de restauration sont longs et incertains en raison des changements touchant les exigences réglementaires, de la mise au point d'applications technologiques et de la répartition de la responsabilité éventuelle entre les parties.

Au 30 juin 2004, nous avions une provision de 62 millions de dollars relativement aux questions environnementales. Bien que nous soyons d'avis que nous avons déterminé les coûts probables relatifs aux questions environnementales qui seraient engagés, compte tenu des renseignements connus, les mesures courantes que nous avons prises pour identifier les préoccupations environnementales potentielles liées à nos exploitations anciennes et actuelles pourraient donner lieu à des investigations futures au chapitre de l'environnement. Ces mesures pourraient mener à la détermination de coûts et de responsabilités additionnels en matière d'environnement qui ne peuvent pas être estimés présentement.

En outre, l'industrie américaine des pâtes et papiers est assujettie aux *Cluster Rules* qui réglementent davantage les effluents et les émissions atmosphériques. Nous respectons la réglementation existante.

Droits en matière d'exportation de bois d'œuvre
Le département américain du commerce a annoncé qu'il avait imposé à l'industrie canadienne de bois d'œuvre de résineux l'obligation de faire des dépôts en espèces relativement aux droits compensatoires et aux droits antidumping totaux définitifs d'un taux moyen de 27,22 %, soit 18,79 % pour les droits compensatoires et 8,43 % pour les droits antidumping. Depuis le 22 mai 2002, conformément à la décision finale de la *International Trade Commission* des États-Unis, nous avons effectué les dépôts en espèces imposés sur nos exportations de bois d'œuvre de résineux aux États-Unis. Le gouvernement du Canada conteste l'ensemble de ces droits devant l'Organisation mondiale du commerce (OMC) et en vertu de l'Accord de libre-échange nord-américain (ALENA).

Nous enregistrons actuellement et pourrions continuer d'enregistrer une baisse de revenus et de marges dans notre secteur du bois par suite de l'imposition de droits compensatoires et antidumping ou par suite de la conclusion d'une nouvelle entente entre les États-Unis et le Canada.

Poursuites

Dans le cours normal de nos activités, nous faisons l'objet de diverses poursuites reliées surtout à des différends contractuels, à des contrefaçons de brevet, à des réclamations au titre de l'environnement et de la garantie de produits ainsi qu'à des problèmes de main-d'œuvre. Bien qu'il soit impossible de prédire avec certitude l'issue des poursuites non réglées ou en suspens au 30 juin 2004, nous sommes d'avis que leur règlement n'aura pas d'effet négatif important sur notre situation financière, nos résultats ou nos flux de trésorerie.

En avril 2003, le Bureau de la concurrence du Canada (« Bureau ») a amorcé une enquête portant sur les principaux distributeurs canadiens de papier autocopiant et d'autres produits de papiers fins, y compris nos marchands de papiers au Canada. En mars 2004, le Bureau étendait son enquête pour couvrir les rapports d'affaires entre la Société et Xerox Canada Limitée. Bien que l'enquête soit toujours en cours, nous ne pouvons prédire l'issue de cette enquête ni les répercussions, s'il en est, qu'elle pourrait avoir à notre égard.

Analyse de sensibilité

Notre bénéfice d'exploitation, notre bénéfice net et notre bénéfice par action pourraient subir l'effet des variations suivantes :

	Incidence annuelle approximative sur le[1,2]		
	Bénéfice d'exploitation	Bénéfice net	Bénéfice par action
(en millions de dollars canadiens, à l'exception du bénéfice par action)			
Variation de 10 $ US par unité du prix de vente des produits suivants[3] :			
Papiers			
Papiers pour reprographie et offset	19	13	0,05
Papiers non couchés d'impression commerciale et de publication et papiers numériques haut de gamme	8	5	0,02
Papiers couchés d'impression commerciale et de publication	5	3	0,01
Papiers d'usage technique et de spécialité	5	3	0,02
Pâte – position nette	9	6	0,03
Bois			
Bois d'œuvre	13	8	0,04
Emballages			
Cartons-caisses	4	3	0,01
Devises (Variation de 0,01 $ CAN en valeur relative par rapport au dollar US avant couverture)			
Effet des prix en $ US sur les ventes à l'exportation, net des achats en $ US, excluant Norampac	10[5]	6	0,03
Taux d'intérêt			
Variation de 1 % du taux d'intérêt sur notre dette à taux variable (excluant Norampac)	s.o.	5	0,02
Énergie[4]			
Gaz naturel : variation de 0,25 $ US par MMBtu avant couverture	6	4	0,02
Pétrole brut : variation de 1 $ US par baril avant couverture	3	2	0,01

[1] Compte tenu du taux de change de 1,333.
[2] Compte tenu d'un taux marginal d'imposition de 35 %.
[3] Compte tenu des capacités de production budgétisées pour 2004 (en tonnes, tonnes métriques ou Mpmp).
[4] Compte tenu des niveaux de consommation budgétisés en 2004. La ventilation de consommation entre les sources d'énergie peut varier pendant l'année pour tirer profit des conditions de marché.
[5] De plus, nos prix de vente au Canada continueront de subir l'effet d'importantes fluctuations dans la valeur du dollar US pendant un certain temps étant donné qu'ils sont tributaires des prix libellés en dollars US.

À noter que Domtar pourrait, de temps à autre, couvrir une partie de ses positions au chapitre des taux de change, de la pâte commerciale nette, des cartons-caisses, des taux d'intérêt et de l'énergie.

Prix nominaux de référence[1]		1995	1996	1997	1998	1999	2000	2001	2002	2003	T2 2003	**T2 2004**	Tendance[2]
Papiers													
Papiers pour reprographie, feuilles 20 lb	($ US/tonne)	1 123	848	769	780	778	877	815	776	768	787	**783**	824
Papiers offset, rouleaux 50 lb	($ US/tonne)	983	736	756	666	659	757	719	692	628	653	**652**	735
Papiers couchés d'impression, n° 3, rouleaux 60 lb	($ US/tonne)	1 200	943	941	909	851	948	853	767	804	815	**772**	931
Pâte KBRN	($ US/TMSA)	874	586	588	544	541	685	558	491	553	580	**660**	596
Bois													
Bois d'œuvre 2 x 4 x 8	($ US/Mpmp)	335	403	383	376	390	316	345	334	327	318	**434**	342
Emballages													
Papier couverture kraft non blanchi, 42 lb Est	($ US/tonne)	511	371	336	373	400	468	445	427	421	425	**462**	421
Indice des prix de vente[3] avant l'acquisition de quatre usines américaines		120 %	100 %	99 %	94 %	93 %	102 %						
Indice des prix de vente[3] avant l'incidence des droits relatifs au bois d'œuvre								97 %	92 %	92 %	95 %	**96 %**	100 %
Cours moyen du dollar													
	$ CAN	1,372	1,364	1,385	1,484	1,486	1,485	1,549	1,570	1,401	1,398	**1,359**	
	$ US	0,729	0,733	0,722	0,674	0,673	0,673	0,646	0,637	0,714	0,715	**0,736**	

[1] Source : *Pulp & Paper Week* et *Random Lengths*.
[2] Source : Consensus des analystes des prix normalisés au 30 novembre 2003.
[3] L'indice des prix de vente est dérivé des prix de vente de la majorité de nos produits, pondérés par la capacité de production, en relation avec les prix moyens de cycle.

Perspectives

Au cours du deuxième trimestre de 2004, nous avons finalement ressenti les effets positifs de la reprise de l'économie nord-américaine. Ceci s'est traduit par une demande beaucoup plus forte et des prix de vente plus avantageux pour la plupart de nos produits. Au cours du troisième trimestre de 2004, nous devrions tirer le plein bénéfice des augmentations de prix de papier annoncées au cours du deuxième trimestre de 2004. Toutefois, nous ne croyons pas que les prix élevés dont le bois d'œuvre a bénéficié au cours du deuxième trimestre sont soutenables. En plus de la possibilité de profiter de l'amélioration globale dans les conditions de marché, nous continuerons d'accorder la priorité à nos programmes d'amélioration de la qualité et de la rentabilité afin, notamment, d'assurer que toutes nos exploitations canadiennes de la fabrication de pâte et papier sont rentables lorsque le dollar canadien vaut 75 cents par rapport au dollar US.

Attestations

Nous nous sommes conformés aux exigences du *« Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs »* émis par les Autorités canadiennes en valeurs mobilières et avons déposé le formulaire 52-109AT2 « Attestation des documents intermédiaires pendant la période de transition » auprès des autorités réglementaires appropriées au Canada. Ces attestations peuvent être consultées sur le site web de SEDAR.

Il est possible d'obtenir des renseignements additionnels, y compris notre notice annuelle, sur le site de SEDAR à www.sedar.com et sur le site de EDGAR à www.sec.gov/edgar.shtml.

Résultats consolidés	Trois mois terminés le 30 juin 2004	2004	2003	Six mois terminés le 30 juin 2004	2004	2003
(en millions de dollars canadiens, sauf indication contraire)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)
	$ US (*note 3*)	**$**	$	$ US (*note 3*)	**$**	$
Ventes (note 2)	1 004	**1 346**	1 336	1 918	**2 571**	2 724
Charges d'exploitation						
Coût des produits vendus (*note 2*)	855	**1 146**	1 105	1 668	**2 236**	2 239
Frais de vente, généraux et d'administration (note 2)	58	**78**	79	110	**147**	157
Amortissement	70	**94**	96	138	**185**	194
Frais de fermeture et de réorganisation (note 5)	–	**–**	–	6	**8**	–
	983	**1 318**	1 280	1 922	**2 576**	2 590
Bénéfice (perte) d'exploitation	21	**28**	56	(4)	**(5)**	134
Charge de financement (note 6)	31	**41**	48	59	**80**	89
Amortissement du gain reporté	(1)	**(1)**	(1)	(1)	**(2)**	(2)
Bénéfice (perte) avant impôts sur les bénéfices	(9)	**(12)**	9	(62)	**(83)**	47
Impôts sur les bénéfices (recouvrement)	(8)	**(11)**	1	(28)	**(38)**	12
Bénéfice (perte) net(te)	(1)	**(1)**	8	(34)	**(45)**	35
Par action ordinaire (en dollars) (note 7)						
Bénéfice (perte) net(te)						
De base	(0,01)	**(0,01)**	0,03	(0,15)	**(0,20)**	0,15
Dilué(e)	(0,01)	**(0,01)**	0,03	(0,15)	**(0,20)**	0,15
Nombre moyen pondéré d'actions ordinaires en circulation (millions)						
De base	228,6	**228,6**	227,2	228,4	**228,4**	227,0
Diluées	228,6	**228,6**	229,0	228,4	**228,4**	228,9

Les notes afférentes font partie intégrante des états financiers consolidés.

Bilans consolidés	30 juin 2004	30 juin 2004	31 déc. 2003
(en millions de dollars canadiens, sauf indication contraire)	(non vérifiés)	(non vérifiés)	(non vérifiés)
	$ US (note 3)	**$**	$ Redressés (note 2)
Actif			
Actif à court terme			
Espèces et quasi-espèces	57	**77**	48
Débiteurs	222	**298**	197
Stocks	496	**665**	670
Frais payés d'avance	22	**29**	22
Impôts sur les bénéfices et autres taxes à recevoir	28	**37**	29
Impôts futurs	45	**60**	60
	870	**1 166**	1 026
Terrains, bâtiments et matériel	3 375	**4 524**	4 532
Écarts d'acquisition	60	**81**	77
Autres éléments d'actifs	170	**228**	212
	4 475	**5 999**	5 847
Passif et avoir des actionnaires			
Passif à court terme			
Dette bancaire	19	**26**	19
Fournisseurs et autres créditeurs	483	**648**	652
Impôts sur les bénéfices et autres taxes à payer	28	**37**	28
Tranche de la dette à long terme échéant à moins d'un an	7	**9**	5
	537	**720**	704
Dette à long terme	1 681	**2 253**	2 054
Impôts futurs	388	**521**	562
Autres éléments de passif et crédits reportés	273	**366**	360
Avoir des actionnaires			
Actions privilégiées	30	**40**	42
Actions ordinaires	1 320	**1 769**	1 756
Surplus d'apport	6	**8**	6
Bénéfices non répartis	324	**435**	508
Redressements cumulés de conversion des devises étrangères (note 9)	(84)	**(113)**	(145)
	1 596	**2 139**	2 167
	4 475	**5 999**	5 847

Les notes afférentes font partie intégrante des états financiers consolidés.

Flux de trésorerie consolidés	Trois mois terminés le 30 juin 2004	2004	2003	Six mois terminés le 30 juin 2004	2004	2003
(en millions de dollars canadiens, sauf indication contraire)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)
	$ US (note 3)	**$**	$	$ US (note 3)	**$**	$
Activités d'exploitation						
Bénéfice (perte) net(te)	(1)	**(1)**	8	(34)	**(45)**	35
Éléments hors caisse :						
Amortissement	70	**94**	96	138	**185**	194
Impôts futurs	(9)	**(13)**	–	(32)	**(43)**	6
Amortissement du gain reporté	(1)	**(1)**	(1)	(1)	**(2)**	(2)
Frais de fermeture et de réorganisation (note 5)	–	**–**	–	6	**8**	–
Frais de refinancement (note 6)	–	**–**	10	–	**–**	10
Autres	3	**4**	(1)	(2)	**(3)**	2
	62	**83**	112	75	**100**	245
Variation des éléments du fonds de roulement et autres éléments						
Débiteurs	(1)	**(2)**	(6)	(74)	**(99)**	(50)
Stocks	24	**32**	36	10	**14**	(4)
Frais payés d'avance	4	**5**	5	(7)	**(9)**	(4)
Fournisseurs et autres créditeurs	(35)	**(46)**	(13)	(20)	**(26)**	(66)
Impôts sur les bénéfices et autres taxes	(2)	**(3)**	9	4	**6**	8
Règlement anticipé des ententes de swaps de taux d'intérêt (note 8)	–	**–**	–	15	**20**	–
Autres	8	**11**	5	4	**5**	(2)
Paiements des frais de fermeture, net du produit de disposition	(3)	**(4)**	(3)	(2)	**(4)**	(6)
	(5)	**(7)**	33	(70)	**(93)**	(124)
Flux de trésorerie provenant des activités d'exploitation	57	**76**	145	5	**7**	121
Activités d'investissement						
Acquisitions nettes de terrains, bâtiments et matériel	(37)	**(50)**	(43)	(68)	**(91)**	(84)
Acquisitions d'entreprises (note 4)	(6)	**(8)**	(10)	(6)	**(8)**	(10)
Flux de trésorerie utilisés par les activités d'investissement	(43)	**(58)**	(53)	(74)	**(99)**	(94)
Activités de financement						
Dividendes versés	(11)	**(14)**	(8)	(21)	**(28)**	(17)
Évolution de la dette bancaire	3	**4**	(5)	6	**8**	2
Évolution des crédits bancaires renouvelables, déduction faite des frais	(12)	**(16)**	(63)	92	**124**	33
Émissions de dette à long terme, déduction faite des frais	7	**10**	169	8	**11**	169
Remboursement de la dette à long terme	–	**–**	(194)	(3)	**(4)**	(211)
Prime au rachat de dette à long terme (note 6)	–	**–**	(7)	–	**–**	(7)
Émissions d'actions ordinaires, déduction faite des frais	5	**6**	2	10	**13**	6
Rachats d'actions privilégiées	(1)	**(1)**	–	(1)	**(2)**	(1)
Flux de trésorerie provenant des (utilisés par les) activités de financement	(9)	**(11)**	(106)	91	**122**	(26)
Augmentation (diminution) nette des espèces et quasi-espèces	5	**7**	(14)	22	**30**	1
Écart de conversion relatif aux espèces et quasi-espèces	(1)	**(1)**	(1)	(1)	**(1)**	(4)
Espèces et quasi-espèces à l'ouverture de la période	53	**71**	50	36	**48**	38
Espèces et quasi-espèces à la clôture de la période	57	**77**	35	57	**77**	35

Les notes afférentes font partie intégrante des états financiers consolidés.

Bénéfices non répartis consolidés	Trois mois terminés le 30 juin 2004	Trois mois terminés le 30 juin **2004**	Trois mois terminés le 30 juin 2003	Six mois terminés le 30 juin 2004	Six mois terminés le 30 juin **2004**	Six mois terminés le 30 juin 2003
(en millions de dollars canadiens, sauf indication contraire)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)
	$ US (note 3)	**$**	$	$ US (note 3)	**$**	$
Bénéfices non répartis à l'ouverture de la période – tels que présentés	336	**451**	771	382	**512**	753
Effet cumulatif des changements de conventions comptables (note 2)	–	**–**	–	(3)	**(4)**	–
Bénéfices non répartis à l'ouverture de la période – tels que redressés	336	**451**	771	379	**508**	753
Bénéfice (perte) net(te)	(1)	**(1)**	8	(34)	**(45)**	35
Dividendes sur les actions ordinaires	(10)	**(14)**	(13)	(20)	**(27)**	(22)
Dividendes sur les actions privilégiées	(1)	**(1)**	(1)	(1)	**(1)**	(1)
Bénéfices non répartis à la clôture de la période	324	**435**	765	324	**435**	765

Les notes afférentes font partie intégrante des états financiers consolidés.

Notes afférentes aux états financiers consolidés

Trois mois et six mois terminés le 30 juin 2004 (en millions de dollars canadiens, sauf indication contraire)

Note 1. Mode de présentation

De l'avis de la direction, les états financiers consolidés intermédiaires non vérifiés ci-joints, dressés selon les principes comptables généralement reconnus du Canada, contiennent tous les ajustements nécessaires pour présenter fidèlement la situation financière de Domtar Inc. (Domtar) au 30 juin 2004 et au 31 décembre 2003, ainsi que les résultats de son exploitation et ses flux de trésorerie pour les trois mois et six mois terminés le 30 juin 2004 et 2003.

Bien que la direction estime que l'information est divulguée de façon adéquate, ces états financiers consolidés intermédiaires non vérifiés et les notes afférentes devraient être lus conjointement avec les états financiers consolidés annuels de Domtar.

Les conventions comptables utilisées dans la préparation de ces états financiers consolidés intermédiaires non vérifiés sont les mêmes que celles utilisées pour les plus récents états financiers consolidés annuels, à l'exception des changements décrits à la note 2.

Note 2. Changements de conventions comptables

Principes comptables généralement reconnus et présentation des états financiers

Le 1er janvier 2004, Domtar a adopté les nouvelles recommandations de l'Institut Canadien des Comptables Agréés (ICCA) publiées dans les nouveaux chapitres du Manuel: le chapitre 1100, « Principes comptables généralement reconnus » et le chapitre 1400, « Normes générales de présentation des états financiers ». Le chapitre 1100 décrit ce que sont les principes comptables généralement reconnus (PCGR) du Canada et indique les sources de ces principes. De plus, il fournit des indications sur les sources à consulter dans le choix des conventions comptables à employer et dans la détermination des informations à fournir et ce, lorsqu'un sujet n'est pas traité explicitement dans les sources premières des PCGR, établissant ainsi une nouvelle codification de la hiérarchie des PCGR canadiens. Quant au chapitre 1400, il donne des directives générales sur la présentation des états financiers et clarifie en quoi consiste une image fidèle selon les PCGR.

Par conséquent, Domtar a reclassé les frais de livraison ainsi que les droits compensatoires et antidumping imposés aux exportateurs de bois d'œuvre de résineux aux États-Unis du poste Ventes au poste Coût des produits vendus. Pour les périodes de trois mois et six mois terminées le 30 juin 2004, les frais de livraison s'élevaient à 99 millions de dollars et 184 millions de dollars, respectivement (2003 – 85 millions de dollars et 169 millions de dollars, respectivement) et les droits compensatoires et antidumping s'élevaient à 21 millions de dollars et 33 millions de dollars, respectivement (2003 – 11 millions de dollars et 19 millions de dollars, respectivement).

L'adoption de ces recommandations n'a pas d'autres répercussions importantes sur les états financiers consolidés intermédiaires non vérifiés.

Note 2. Changements de conventions comptables (suite)

Relations de couverture

Le 1er janvier 2004, Domtar a adopté les nouvelles recommandations de l'ICCA concernant la comptabilité relative aux relations de couverture publiées dans la note d'orientation 13 (NOC-13), « Relations de couverture ». La note d'orientation traite de l'identification, de la désignation, de la documentation et de l'efficacité des relations de couverture, aux fins de l'application de la comptabilité de couverture. Elle traite également de la cessation de la comptabilité de couverture et établit des conditions préalables qui devront être satisfaites pour pouvoir appliquer la comptabilité de couverture. En vertu de cette note d'orientation, les informations relatives aux relations de couverture doivent être documentées, et l'efficacité de la couverture doit être démontrée et documentée. En date du 1er janvier 2004, Domtar a en place toute la documentation relative aux relations de couverture nécessaires pour pouvoir appliquer la comptabilité de couverture dans le cas des swaps de taux d'intérêt, des contrats de change à terme, des options sur devises, et des swaps liés au prix du mazout.

Pour ses ententes de swaps de pâte, ainsi que de vieux cartonnages ondulés, de papier kraft non blanchi et de papier cannelure semi-chimique, Domtar ne rencontre pas les conditions d'efficacité de couverture. Domtar doit donc comptabiliser ces contrats à la juste valeur. La juste valeur de ces ententes est réévaluée à chaque trimestre et un gain ou une perte est constaté aux résultats consolidés. Bien que ces ententes de swaps de marchandises ne rencontrent pas les conditions de la NOC-13, Domtar croit que d'un point de vue opérationnel et de flux de trésorerie, ces ententes sont efficaces à gérer son exposition au risque. Pour les périodes de trois mois et six mois terminées le 30 juin 2004, une perte de 5 millions de dollars et un gain de 1 millions de dollars, respectivement, sont inclus aux Frais de vente, généraux et d'administration représentant la perte ou le gain sur ses ententes de swaps de marchandises.

Obligations liées à la mise hors service d'immobilisations

Le 1er janvier 2004, Domtar a adopté rétroactivement avec redressement des périodes antérieures les nouvelles recommandations de l'ICCA publiées dans le nouveau chapitre du Manuel: le chapitre 3110 « Obligations liées à la mise hors service d'immobilisations ». Selon ce chapitre, les entités sont tenues de constater une obligation à sa juste valeur dans la période au cours de laquelle naît une obligation juridique liée à la mise hors service d'une immobilisation. Les coûts qui en découlent sont capitalisés et augmentent la valeur comptable de l'immobilisation en cause et sont amortis sur sa durée de vie utile restante. L'obligation est évaluée en utilisant un taux d'intérêt sans risque ajusté en fonction de la qualité du crédit. Les principes qui sous-tendent le chapitre 3110 sont analogues aux exigences du SFAS 143, « Accounting for Asset Retirement Obligations » adopté aux fins des PCGR des États-Unis le 1er janvier 2003. Les obligations liées à la mise hors service d'immobilisations visées par le chapitre 3110 étaient initialement rattachées aux obligations relatives au recouvrement de sites d'enfouissement, à l'élimination de l'amiante sur du matériel et à la démolition de certains bâtiments abandonnés. Pour ces immobilisations, une obligation doit être initialement constatée dans la période au cours de laquelle il existe une information suffisante pour estimer une fourchette de dates de règlement potentielles. Pour les périodes de trois mois et six mois terminées le 30 juin 2004, l'adoption du chapitre 3110 a eu pour effet d'augmenter la perte nette de 0,6 million de dollars et 1,2 millions de dollars, respectivement (2003 – néant et néant, respectivement). Au 30 juin 2004, l'adoption du chapitre 3110 a aussi eu pour effet de diminuer les bénéfices non répartis à l'ouverture de la période de 4 millions de dollars (2003 – néant), de diminuer les actifs de 0,8 million de dollars (31 décembre 2003 – 8,4 millions de dollars) et d'augmenter les passifs de 0,4 million de dollars (31 décembre 2003 – diminuer les passifs de 4,4 millions de dollars).

Avantages sociaux futures

Le 1er janvier 2004, l'ICCA a modifié le chapitre 3461 du Manuel, « Avantages sociaux futurs ». Le chapitre 3461 exige la divulgation de renseignements supplémentaires relatifs aux actifs, aux flux de trésorerie et au coût net de prestations périodiques liés aux régimes de retraite à prestations déterminées et autres régimes d'avantages sociaux futurs. Les nouvelles exigences de divulgation annuelles sont en vigueur pour les exercices se terminant à compter du 30 juin 2004 et en ce qui a trait aux périodes intermédiaires, les nouvelles exigences sont en vigueur pour les périodes se terminant à compter de cette date. Au 30 juin 2004, Domtar a adopté les amendements au chapitre 3461 de l'ICCA et a fourni, à la note 10, les renseignements supplémentaires relatifs aux périodes intermédiaires sur les régimes de retraite à prestations déterminés et autres régimes d'avantages sociaux futurs.

Note 3.
Montants en dollars US

Les états financiers consolidés intermédiaires non vérifiés sont exprimés en dollars canadiens et seulement pour le bénéfice du lecteur, les états financiers consolidés intermédiaires non vérifiés de 2004 ainsi que les tableaux de certaines notes afférentes ont été convertis en dollars US au taux de clôture du mois de juin 2004 de 1,00 $ CAN = 0,7460 $ US. Cette conversion ne doit pas être considérée comme une application des recommandations comptables relatives à la conversion des devises étrangères, mais comme une information supplémentaire fournie au lecteur.

Note 4.
Acquisitions d'entreprises

Le 2 avril 2004, Norampac (une coentreprise détenue à parts égales par la Société et Cascades inc.) a acquis les actions de Johnson Corrugated Products Corp., une usine de transformation de cartonnage située à Thompson (Connecticut). La quote-part de la Société est approximativement 8 millions de dollars (6 millions de dollars US) excluant les frais reliés à la transaction.

Le 14 avril 2003, Norampac a acquis de Georgia-Pacific les actifs de l'usine de transformation de cartonnage ondulé située à Schenectady (New York). La contrepartie totale, sujette à certains ajustements, est de 31 millions de dollars (21 millions de dollars US) (la quote-part de la Société étant de 15 millions de dollars (11 millions de dollars US)) et est composée de 20 millions de dollars (14 millions de dollars US) en espèces et de tous les actifs de sa division située à Dallas Fort-Worth (Texas) qui sont évalués à approximativement 11 millions de dollars (7 millions de dollars US).

Note 5.
Frais de fermeture et de réorganisation

Frais de fermeture

Le 31 mars 2004, Domtar a vendu à une tierce partie, dans son état actuel, son usine de papier située à St.Catharines, Ontario, fermée depuis septembre 2002, pour 1 million de dollars. Par conséquent, la majorité de la provision pour frais de fermeture fut renversée. Le solde de la provision, s'élevant à 1 million de dollars, est relié aux indemnités de départs et aux engagements et éventualités liés à l'environnement.

Frais de réorganisation

En mars 2004, la direction de Domtar s'est engagée à mettre en œuvre un programme de réduction de l'effectif et de réorganisation au sein de son groupe des exploitations canadiennes de fabrication de pâte et papier. Ce programme concerne les usines de pâte et papier situées à Cornwall, Espanola, Ottawa-Hull, Port-Huron et Windsor. En tout, 330 postes seront visés par ce programme de 2004 à 2006, soit 181 licenciements, 129 attritions, 14 redéploiements dans d'autres activités et 6 postes présentement vacants qui ne seront pas pourvus. Le total des indemnités de départ et des prestations de cessation d'emploi constatées pour la période de six mois terminée le 30 juin 2004, représentant tous les coûts reliés aux indemnités de départ et prestations de cessation d'emploi en vertu de ce programme, s'élevaient à 16 millions de dollars (incluant 3 millions de dollars attribuables aux coûts de compressions de régimes de retraite). D'autres coûts prévus reliés au programme seront encourus de 2004 à 2006, soit des frais de formation de 6 millions de dollars, dont 1 million de dollars encouru au cours du deuxième trimestre de 2004, des frais d'aide à la réinsertion des employés de 1 million de dollars et frais de règlements de régimes de retraite, non encore déterminable, qui seront comptabilisés lorsque encourus. Pour accomplir ce programme, Domtar va investir approximativement 14 millions de dollars en immobilisations de 2004 à 2006. Au 30 juin 2004, le solde de la provision s'élevait à 14 millions de dollars.

En décembre 2003, la direction de Domtar a décidé de fermer définitivement une machine à papier à son usine de papier située à Vancouver, Colombie-Britannique. Au cours du deuxième trimestre de 2004, un montant de 2 millions de dollars fut renversé de la provision étant donné que les coûts des indemnités de départs furent moindre que ceux initialement prévus. D'autres coûts reliés au démantèlement de la machine à papier au montant de 1 million de dollars furent comptabilisés au deuxième trimestre de 2004. Au 30 juin 2004, le solde de la provision s'élevait à 1 million de dollars.

Note 5. Frais de fermeture et de réorganisation (suite)

Le tableau suivant montre un rapprochement de toutes les provisions pour la période de six mois se terminant le 30 juin 2004 :

	Frais de réorganisation Groupe d'exploitation canadiennes de fabrication de pâte et papier*	Frais de fermeture St. Catharines	Total
	$	$	**$**
Solde à l'ouverture de la période	5	8	**13**
Paiements d'indemnités de départ	(4)	–	**(4)**
Renversement de provision	(2)	(8)	**(10)**
Produit de disposition	–	1	**1**
Additions			
Frais de main-d'œuvre	16	–	**16**
Solde à la clôture de la période	**15**	**1**	**16**

* Le solde à l'ouverture de la période correspond à la provision constatée en décembre 2003 relativement à la fermeture définitive d'une machine à papier à l'usine de papier située à Vancouver, Colombie-Britannique.

Note 6.
Refinancement de la dette à long terme en 2003

Le 28 mai 2003, Norampac a procédé à une série de transactions financières dans le but de refinancer la quasi-totalité de ses facilités de crédit, à l'exception de celle de sa coentreprise. Dans le deuxième trimestre de 2003, un montant de 10 millions de dollars représentant la quote-part de la Société dans les frais de refinancement de la dette de Norampac a été enregistré dans le poste Charge de financement.

Note 7.
Bénéfice (perte) par action

Le tableau suivant présente le rapprochement entre le bénéfice (perte) de base par action et le bénéfice (perte) dilué(e) par action.

	Trois mois terminés le 30 juin			Six mois terminés le 30 juin		
	2004	**2004**	2003	2004	**2004**	2003
	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)
	$ US (note 3)	**$**	$	$ US (note 3)	**$**	$
Bénéfice (perte) net(te)	(1)	**(1)**	8	(34)	**(45)**	35
Montant requis pour les dividendes sur les actions privilégiées	1	**1**	1	1	**1**	1
Bénéfice (perte) net(te) se rapportant aux actions ordinaires	(2)	**(2)**	7	(35)	**(46)**	34
Nombre moyen pondéré d'actions ordinaires en circulation (millions)	228,6	**228,6**	227,2	228,4	**228,4**	227,0
Effet de dilution des options d'achat d'actions (millions)	–	**–**	1,8	–	**–**	1,9
Nombre moyen pondéré d'actions ordinaires diluées en circulation (millions)	228,6	**228,6**	229,0	228,4	**228,4**	228,9
Bénéfice (perte) de base par action (en dollars)	(0,01)	**(0,01)**	0,03	(0,15)	**(0,20)**	0,15
Bénéfice (perte) dilué(e) par action (en dollars)	(0,01)	**(0,01)**	0,03	(0,15)	**(0,20)**	0,15

Note 8.
Risque de taux d'intérêt

Dans le premier trimestre de 2004, la Société a réglé par anticipation ses ententes de swaps de taux d'intérêt pour une contrepartie nette reçue de 20 millions de dollars (15 millions de dollars US). Le gain de 17 millions de dollars constaté aux Autres éléments de passif et crédits reportés sera amorti sur la période originellement couverte par ces instruments financiers identifiés à titre de couverture de la juste valeur des billets portant intérêt à 5,375 % échéant en novembre 2013.

Note 9. Redressements cumulés de conversion des devises étrangères

	Six mois terminés le 30 juin 2004	Six mois terminés le 30 juin **2004**	Douze mois terminés le 31 déc. 2003
	(non vérifiés)	(non vérifiés)	(non vérifiés)
	$ US (note 3)	**$**	$
Solde à l'ouverture de la période	(108)	**(145)**	2
Effet des variations des cours du change durant la période :			
Sur l'investissement net dans les filiales étrangères autonomes	60	**80**	(391)
Sur certaines dettes à long terme libellées en devises étrangères et désignées comme couverture de l'investissement net dans les filiales étrangères autonomes	(43)	**(58)**	282
Impôts futurs reliés aux éléments ci-dessus	7	**10**	(38)
Solde à la clôture de la période	(84)	**(113)**	(145)

Note 10. Régimes à prestations déterminées et autres avantages sociaux futurs

	Trois mois terminés le 30 juin			Six mois terminés le 30 juin		
	2004	**2004**	2003	2004	**2004**	2003
	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)
	$ US (note 3)	**$**	$	$ US (note 3)	**$**	$
Charge nette au titre des régimes à prestations déterminées	10	**13**	8	16	**22**	14
Charge nette au titre des autres avantages sociaux futurs	2	**3**	4	4	**6**	7

Note 11.
Informations sectorielles

Domtar exerce ses activités dans les quatre secteurs isolables décrits ci-dessous. Chacun de ces secteurs offre différents produits et services et applique des stratégies différentes en matière de technologie et de commercialisation. Le résumé qui suit décrit les activités de chacun des secteurs isolables de Domtar :

- **Papiers** – secteur qui regroupe la fabrication et la distribution des papiers d'affaires, d'impression et de publication, à usage technique et de spécialité, ainsi que de la pâte.
- **Marchands de papier** – secteur qui achète, entrepose, vend et distribue différents produits fabriqués par les usines de papier de Domtar ainsi que par d'autres fabricants. Ces produits englobent les papiers d'affaires et d'impression, des fournitures d'arts graphiques et certains produits industriels.
- **Bois** – secteur qui comprend la fabrication et la commercialisation de bois d'œuvre et des produits dérivés du bois à valeur ajoutée, ainsi que la gestion des ressources forestières.
- **Emballages** – secteur qui comprend la participation de 50 % de la Société dans Norampac, entreprise qui fabrique et distribue des cartons-caisses et des cartonnages ondulés.

Domtar évalue la performance selon le bénéfice d'exploitation, à savoir les ventes, reflétant les prix de cession interne entre les secteurs à la juste valeur, moins les frais imputables avant la charge de financement et les impôts sur les bénéfices.

Note 11. Informations sectorielles (suite)

Données sectorielles	Trois mois terminés le 30 juin 2004	2004	2003	Six mois terminés le 30 juin 2004	2004	2003
	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)
	$ US (note 3)	**$**	$	$ US (note 3)	**$**	$
Ventes						
Papiers	624	**836**	871	1 212	**1 624**	1 788
Marchands de papier	200	**268**	265	396	**531**	565
Bois	142	**191**	144	249	**334**	271
Emballages	122	**163**	164	230	**309**	322
Total des secteurs isolables	1 088	**1 458**	1 444	2 087	**2 798**	2 946
Ventes intersectorielles – Papiers	(56)	**(75)**	(72)	(114)	**(153)**	(157)
Ventes intersectorielles – Bois	(27)	**(35)**	(34)	(52)	**(70)**	(61)
Ventes intersectorielles – Emballages	(1)	**(2)**	(2)	(3)	**(4)**	(4)
Ventes consolidées	1 004	**1 346**	1 336	1 918	**2 571**	2 724
Bénéfice (perte) d'exploitation						
Papiers [(a)] [(b)]	4	**5**	58	(25)	**(33)**	139
Marchands de papier	4	**5**	5	8	**11**	12
Bois	4	**6**	(20)	(5)	**(7)**	(41)
Emballages [(c)]	6	**8**	13	14	**19**	24
Total des secteurs isolables	18	**24**	56	(8)	**(10)**	134
Siège social	3	**4**	–	4	**5**	–
Bénéfice (perte) d'exploitation consolidé(e)	21	**28**	56	(4)	**(5)**	134

[(a)] La perte d'exploitation de la période de six mois terminée le 30 juin 2004 inclut un renversement de 8 millions de dollars de la charge initialement enregistrée à titre de provision pour frais de fermeture relativement à la vente de l'usine de papier de St. Catharines en Ontario et inclut une provision de 16 millions de dollars, relativement à un plan de réduction de l'effectif et de réorganisation pour le groupe d'exploitation canadiennes de fabrication de pâte et papier.

[(b)] Le bénéfice (perte) d'exploitation pour les périodes de trois mois et six mois terminées le 30 juin 2004 inclut une perte de 1 million de dollars et 1 million de dollars, respectivement, représentant la perte sur des ententes de swaps de pâte.

[(c)] Le bénéfice d'exploitation pour les périodes de trois mois et six mois terminées le 30 juin 2004 inclut une perte de 4 millions de dollars et un gain de 2 millions de dollars, respectivement, représentant la quote-part de la Société dans la perte ou le gain sur des ententes de swaps de vieux cartonnages ondulés, de papier kraft non blanchi et de papier cannelure semi-chimique de Norampac.

Note 12.
Chiffres comparatifs

Certains chiffres comparatifs ont été reclassés en fonction de la présentation des états financiers adoptée au cours de l'exercice.


Amoureux de la nature?

Nous aussi.

Notre nouveau papier Domtar EarthChoice, composé à 30 % de fibres de postconsommation, et le papier Domtar Schooner[MD], premier de sa catégorie ayant reçu la certification du Forest Stewardship Council, sont tous deux certifiés depuis l'arbre jusqu'au circuit de distribution. Encore une fois, nous avons fait pâlir d'envie la concurrence, simplement en donnant à la nature ce qu'il lui faut et en offrant aux gens ce qu'ils désirent. Car le papier sans les gens, c'est ennuyant.

Domtar,
une touche
différente.

Domtar

POUR PLUS DE RENSEIGNEMENTS

RELATIONS AVEC LES INVESTISSEURS

Daniel Buron
Premier vice-président et
chef des finances
Tél. : (514) 848-5234

Jean-Sébastien Vanbrugghe
Directeur, finances corporatives
Tél. : (514) 848-5469
Téléc. : (514) 848-5638
Courriel : ir@domtar.com

SIÈGE SOCIAL

395, boul. de Maisonneuve Ouest
Montréal, Qc, Canada H3A 1L6
Tél. : (514) 848-5400
www.domtar.com

COMMUNICATIONS

Tél. : (514) 848-5213
Téléc. : (514) 848-6878

DOMTAR EST SUIVIE PAR LES FIRMES SUIVANTES :

BMO Nesbitt Burns
CIBC World Markets
D.A. Davidson & Company
Desjardins Securities
Deutsche Bank Securities
Equity Research Associates
Goldman Sachs & Company
J.P. Morgan Securities
Merrill Lynch & Company
National Bank Financial
Raymond James
RBC Capital Markets
Salman Partners
Scotia Capital
Smith Barney Citigroup
TD Newcrest
UBS

RENDEMENT COMPARATIF - DTC INDICE : 1998 = 1


2,0
1,5
1,0
0,5
DTC
S&P/TSX Matériaux
98
99
00
01
02
03
04

COURS DE L'ACTION DE DOMTAR


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15
10
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Haut
Fermeture
Bas
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FSC SW-COC-681 et SW-COC-1000
FSC Trademark © 1996, Forest Stewardship Council A.C.

Couvertures imprimées sur Domtar Cornwall® C1C 10 pt, certifié FSC; les pages 1 à 40 sont imprimées sur Domtar EarthChoice®, 60 lb, certifié FSC. Au moins, 17,5 % de la fibre utilisée lors de la fabrication du Domtar Cornwall® certifié FSC et du Domtar EarthChoice® certifié FSC provient d'une forêt bien gérée, certifiée de façon indépendante par Smartwood et conforme aux règles du Forest Stewardship Council. Le papier Domtar Cornwall® certifié FSC contient également 10 % de fibre recyclée postconsommation, quant au papier Domtar EarthChoice® certifié FSC, il contient 30 % de fibre recyclée post-consommation. Fournisseurs FSC SW-COC-681 et SW-COC-1000. Ce document a été imprimé par Transcontinental Litho Acme, Montréal, SW-COC-952.

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